SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.
(Exact name of registrant as specified in its charter)
Itaú Unibanco Holding S.A.
(Translation of Registrant’s Name Into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Itaúsa
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒       Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:   ☐       No:   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:   ☐       No:   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐       No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

Itaú Unibanco Holding S.A.

UNIBANCO
Itaú

Índice de Sustentabilidade Empresarial ISE
Carteira 2008 - 2009

ITUB LISTED NYSE

NÍVEL 1 BOVESPA BRASIL

Dow Jones Sustainability Indexes
Member 2008/09

Management Discussion & Analysis and
Complete Financial Statements

2nd Quarter 2009

Itaú Unibanco

Contents

Management Discussion and Analysis	1

Complete Financial Statements	39

ITAÚ UNIBANCO HOLDING S.A. (*)

INFORMATION ON THE RESULTS FOR THE FIRST HALF OF 2009

We present below the main results of Itaú Unibanco Holding S.A. (Itaú Unibanco) for the first half of 2009. Considering the merger that created Itaú Unibanco at the end of 2008 and aiming at providing a better understanding of the changes in assets, liabilities and results of the new institution, for the effect of comparability, the data related to the first half of 2008 takes into consideration the addition of Itaú and Unibanco figures.

1.
Net income of Itaú Unibanco for the first half of 2009 totaled R$ 4.6 billion, with annualized return of 20.2% on average equity (26.7% for the first half of 2008). Recurring net income was R$ 5.0 billion, with annualized return of 22.0%. At the end of June, consolidated stockholders’ equity totaled R$ 47.3 billion. Basel ratio at the end of June stood at 16.5%, based on the economic-financial consolidated.

2.
Itaú Unibanco’s preferred shares rose 18.3%, as compared to the quotation of December 31, 2008. The market value of Itaú Unibanco at Stock Exchanges was R$ 128.0 billion at the end of June, being ranked 12th in the global bank ranking at June 30, 2009.

3.
Itaú Unibanco paid or provided for taxes and contributions in the amount of R$ 7.9 billion in the first half of 2009. The Bank also withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 4.1 billion.

4.
Consolidated assets reached R$ 596.4 billion at June 30, the biggest among the private financial groups in Latin America. The loan portfolio, including endorsements and sureties, totaled R$ 266.0 billion, an increase of 15.1% as compared to June 30, 2008. In Brazil, non-mandatory loans to the individuals segment reached R$ 96.5 billion, an increase of 13.2% as compared to the same period of 2008. The large company segment, in its turn, reached R$ 91.7 billion, whereas the very small, small and middle-market company segment reached R$ 54.3 billion, a 28.5% increase as compared to June 30, 2008.

5.
Total free, raised and managed own assets amounted to R$ 814.8 billion, an increase of 12.5% as compared to June 30, 2008. Technical provisions for insurance, pension plan and capitalization totaled R$ 48.0 billion at the end of June 2009.

6.
In the investment banking area, Itaú BBA took part in operations of debentures and promissory notes that totaled R$ 6.7 billion, and of securitization that totaled R$ 650 million in this half. These operations assured the leadership in the Anbid ranking regarding the distribution of fixed income in the period. In capital markets, it acted as the joint bookrunner of a public offering with volume of R$ 2.2 billion. With this offering, Itaú BBA secured the leading position in the Anbid ranking of distribution in the 12-month period ended June 2009.

7.
Itaú Unibanco employed approximately 104 thousand people at the end of June 2009. The employees’ fixed compensation plus charges and benefits totaled R$ 4.1 billion for this half. Welfare benefits granted to employees and their dependants totaled R$ 700 million. In addition, approximately R$ 53 million were invested in education, training and development programs.

8.
Over the half, the Itaú and Unibanco integration process made significant advances, and key phases were completed in a short period of time, such as the definition of organizational structures of the twelve executive areas, the interconnection of ATMs and the completion of the planning for unification of the 4.9 thousand branches and service centers, which shall be implemented by the end of 2010.

9.
In June, the Board of Directors approved the new Corporate Governance structure, which started to operate anchored in five committees: Strategy; Capital and Risk Management; Audit; Appointments and Corporate Governance; and Personnel.

10.
In this half, Itaú Unibanco received the Financial Times award as the Sustainable Bank of the Year in Emerging Markets, and led the ranking as one of the companies with the highest level of transparency in sustainability in Ibovespa, according to Management & Excellence Latin America.

11.
In this half, social and cultural investments of Itaú Unibanco totaled approximately R$ 70 million. Itaú-Unicef Award, offered by Fundação Itaú Social and launched in April, received the registration of 1,900 projects. In May, Instituto Unibanco completed the assessment of the Jovem de Futuro (youth with a future) and Entre Jovens (among youth), with significant results. Itaú Cultural received in its headquarters over 103 thousand people and organized 189 events. The 2009 edition of the Rumos Itaú Cultural (directions) program received 1,714 projects.

The complete financial statements and the Management’s Discussion & Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website (www.itauunibancori.com.br).

São Paulo, August 10, 2009.

Pedro Moreira Salles
Chairman of the Board of Directors

 (*) The new company name of Itaú Unibanco Banco Múltiplo S.A., awaiting approval by BACEN.

Itaú Unibanco Holding S.A.

Management Discussion & Analysis

2 nd Quarter 2009

Itaú Unibanco

Contents

Executive Summary	03
Analysis of Net Income	10
Managerial Financial Margin	11
Results from Loan and Lease Losses	13
Banking Service Fees and Banking Charge Revenues	14
Non-interest Expenses	15
Tax Expenses for ISS, PIS and Cofins / Income Tax and Social Contribution	17
Balance Sheet	18
Balance Sheet by Currency	22
Value at Risk	23
Ownership Structure	24
Pro Forma Financial Statements by Segment	26
Commercial Bank	30
Itaú BBA	31
Consumer Credit	31
Insurance, Pension Plans and Capitalization	32
Activities Abroad	36
Report of Independent Accountants	38
Complete Financial Statements	39

It should be noted that the information included in this report relating to prior periods has been reclassified for comparison purposes, with no impacts on net income.

For comparison purposes, we have adjusted the accounting statements (statements of income and balance sheets) for periods before the first quarter of 2009, to include the full consolidation of Redecard.

The tables in this report show the figures in millions. Variations, however, are calculated in units.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices, and changes in tax legislation).

2 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Executive Summary

Second Quarter of 2009

The table below shows selected information and performance indicators of Itaú Unibanco Holding S.A.(*)
The result and balances of the second quarter of 2008 and from the first half of 2008, correspond to the sum of the results and balances obtained by Itaú and Unibanco in those periods.

Highlights - Managerial Criteria	R$ million (except where indicated)
Statements of Income		2nd Q/09		1st Q/09		2nd Q/08	1st H/09	1st H/08
Net Income – Parent Company		2,571		2,015		2,797	4,586	5,582
Recurring Net Income		2,429		2,562		2,836	4,990	5,555
Managerial Financial Margin (1)		10,561		10,570		8,812	21,131	17,131
Shares (R$)
Consolidated Net Income per share (2)		0.63		0.49		0.68	1.12	1.36
Consolidated Recurring Net Income per share (2)		0.59		0.63		0.69	1.22	1.36
Number of Outstanding Shares – in thousands (2)		4,107,588		4,098,645		4,096,634	4,107,588	4,096,634
Book Value per share		11.51		10.98		10.51	11.51	10.51
Dividends/JCP net of taxes (3) (R$ Million)		729		769		1,007	1,497	1,717
Dividends/JCP net of taxes (3) per share		0.18		0.19		0.25	0.36	0.42
Market Capitalization (4) (R$ Million)		128,034		105,950		123,396	128,034	123,396
Market Capitalization (4) (US$ Million)		65,604		45,763		77,515	65,604	77,515
Performance Ratios (%)
Return on Average Equity – Annualized (5)		22.3%		18.2%		26.5%	20.2%	26.7%
Recurring Return on Average Equity – Annualized (5)		21.1%		23.1%		26.8%	22.0%	26.6%
Return on Average Assets – Annualized (5)		1.7%		1.3%		2.2%	1.5%	2.3%
Recurring Return on Average Assets – Annualized (5)		1.6%		1.6%		2.3%	1.6%	2.3%
Solvency Ratio (BIS Ratio)		16.5%		16.5%		16.4%	16.5%	16.4%
Annualized Net Interest Margin (6)		10.3%		10.0%		10.5%	10.2%	10.7%
Nonperforming Loans Index (NPL over 60 days)		6.7%		5.6%		4.9%	6.7%	4.9%
Nonperforming Loans Index (NPL over 90 days)		5.4%		4.4%		4.0%	5.4%	4.0%
Coverage Ratio (Provision for Loan Losses/Nonperforming Loans over 60 days)		146%		162%		135%	146%	135%
Coverage Ratio (Provision for Loan Losses/Nonperforming Loans over 90 days)		182%		204%		176%	182%	176%
Efficiency Ratio		44.8%		45.1%		46.0%	45.0%	46.0%

Balance Sheet		Jun 30,09		Mar 31,09		Jun 30,08
Total Assets		596,387		624,708		518,793
Credit Operations (A)	234,490		240,290		202,710
Sureties, Endorsements and Guarantees	31,476	265,966	32,439	272,729	28,451	231,160
Deposits + Debentures + Borrowings and Onlending and Securities (7) (B)		268,189		280,564		215,913
Credit Operations / Funding (A/B)		87.4%		85.6%		93.9%
Stockholders' Equity of Parent Company		47,269		44,999		43,038
Relevant Data
Assets Under Management (AUM)		304,609		269,087		281,800
Employees (Individuals)		103,790		106,210		104,967
Branches (Units)		3,939		3,928		3,766
CSBs (Units)		978		989		1,025
Automated Teller Machines (Units)		30,659		30,937		30,979

(1) Described on page 11.
(2) For 2008, it was considered the number of shares at the time of the association.
(3) JCP– interest on own capital. Amounts paid/provisioned (Note 16 - b II to the Financial Statements).
(4) Calculated based on the average quotation of non-voting shares on the last trading day in the period.
(5) Annualized Return was calculated by dividing Net Income of the parent company by the Average Stockholders’ Equity of the parent company/Average Assets. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index.
(6) Does not include Treasury.
(7) Net of compulsory deposits as described on page 20.

(*) The new corporate name of Itaú Unibanco Banco Múltiplo S.A., pending approval by the Brazilian Central Bank.

3 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Executive Summary

Second Quarter of 2009

Managerial Statement of Income

Itaú Unibanco consolidated results for the second quarter of 2009 were impacted by non-recurring events in net income, as shown in the table below.

				R$ million
	2 nd Q/09	1 st Q/09	1 st H/09	1 st H/08
Recurring Net Income	2,429	2,562	4,990	5,555
Economic plans provision	(54)	(56)	(110)	(118)
Disposal of investments	212	-	212	156
Goodwill amortization	(15)	(491)	(506)	(11)
Total non-recurring effects	142	(547)	(405)	27
Net Income	2,571	2,015	4,586	5,582

Note:

The impacts of the non-recurring events described above are net of tax effects. (Further details are presented in Note 22-l of the Financial Statements).

The result of the first half of 2008 corresponds to the sum of the results obtained by Itaú and by Unibanco.

Managerial Statement of Income

The Management Discussion and Analysis Report is based on the Managerial Statement of Income, which arises from reclassifications made to the accounting statement of income. Basically, the tax effects of hedge of investments abroad, included in the tax expense (PIS and Cofins) and income tax and social contribution of net income lines in the accounting statement of income, were reclassified to Financial Margin. Tax benefits from sovereign securities issued by foreign governments were also reclassified.
It should be noted that our interest in Redecard increased and, accordingly, we obtained the control over that company. As a result, the financial statements for 2008 (balance sheets and statements of income) have been adjusted to reflect the full consolidation of Redecard.

In the second quarter of 2009, the real appreciated by 15.7% against the U.S. dollar, compared to a 0.9% appreciation in the previous quarter. The Brazilian currency appreciated by 11.0% against the euro in the second quarter of 2009, compared to 4.9% in the first quarter of the year.
As a result of the exchange variation seen in the second quarter of 2009, combined with the exchange risk management policy of investments abroad, the tax effects of the hedge of Itaú Unibanco investments abroad and sovereign securities issued by foreign governments represented a R$ 2,149 million expense in the quarter.

Macroeconomic Indices
	Jun 30,09	Mar 31,09	Jun 30,08
EMBI Brazil Risk	284	425	241
CDI (In the Quarter)	2.4%	2.9%	2.7%
Dollar Exchange Rate (Var. in the Quarter)	-15.7%	-0.9%	-9.0%
Dollar Exchange Rate (Quotation in R$)	1.9516	2.3152	1.5919
IGP-M (In the Quarter)	-0.3%	-0.9%	4.3%
Savings Rate (In The Quarter)	1.7%	1.9%	1.8%

4 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Executive Summary

Second Quarter of 2009

Managerial Statement of Income

Our strategy of management of the exchange risk of the capital invested abroad has the objective of not permitting impacts on the result from the exchange variation. To reach that goal, the exchange risk is neutralized and the investments are remunerated in Reais by using derivative financial instruments. Our hedge strategy further considers all tax effects. The tax benefit obtained with sovereign securities issued by foreign governments is also part of this adjustment.

	R$ million
	Itaú Unibanco Pro Forma
2 nd Quarter/09	Accounting	Non-reccuring Effects	Tax Effect of Hedge and Sovereign Bonds	Managerial

Managerial Financial Margin	12,710	-	(2,149)	10,561
Financial Margin with Customers	9,339	-	-	9,339
Financial Margin with Market	3,372	-	(2,149)	1,222

Result from Loan Losses	(3,790)	-	-	(3,790)
Provision for Loan and Lease Losses	(4,252)	-	-	(4,252)
Recovery of Credits Written Off as Losses	461	-	-	461

Net Result from Financial Operations	8,920	-	(2,149)	6,771

Other Operating Income/(Expenses)	(3,000)	113	248	(2,638)
Banking fees and charge revenues	3,617	-	-	3,617
Result from Op. of Insurance, Pension Plans and Capitalization	620	-	-	620
Non-interest Expenses	(6,502)	110	-	(6,392)
Tax Expenses for ISS, PIS and Cofins	(1,039)	3	248	(788)
Equity in the Earnings of Associated Companies	49	-	-	49
Other Operating Income	255	-	-	255

Operating Income	5,920	113	(1,901)	4,132

Non-operating Income	377	(337)	-	40

Income before Tax and Profit Sharing	6,297	(224)	(1,901)	4,172
Income Tax and Social Contribution	(3,162)	81	1,901	(1,179)
Profit Sharing	(361)	-	-	(361)
Minority Interests	(203)	-	-	(203)

Net Income	2,571	(142)	-	2,429

R$ million
	Itaú Unibanco Pro Forma
1 st Quarter/09	Accounting	Non-reccuring Effects	Tax Effect of Hedge and Sovereign Bonds	Managerial

Managerial Financial Margin	10,610	-	(40)	10,570
Financial Margin with Customers	9,362	-	-	9,362
Financial Margin with Market	1,248	-	(40)	1,207

Result from Loan Losses	(3,425)	-	-	(3,425)
Provision for Loan and Lease Losses	(3,834)	-	-	(3,834)
Recovery of Credits Written Off as Losses	410	-	-	410

Net Result from Financial Operations	7,185	-	(40)	7,145

Other Operating Income/(Expenses)	(3,459)	624	23	(2,812)
Banking fees and charge revenues	3,526	-	-	3,526
Result from Op. of Insurance, Pension Plans and Capitalization	502	-	-	502
Non-interest Expenses	(6,976)	620	-	(6,357)
Tax Expenses for ISS, PIS and Cofins	(826)	-	23	(804)
Equity in the Earnings of Associated Companies	30	-	-	30
Other Operating Income	287	5	-	291

Operating Income	3,727	624	(17)	4,333

Non-operating Income	(23)	-	-	(23)

Income before Tax and Profit Sharing	3,703	624	(17)	4,310
Income Tax and Social Contribution	(1,082)	(77)	17	(1,142)
Profit Sharing	(406)	-	-	(406)
Minority Interests	(200)	-	-	(200)

Net Income	2,015	547	-	2,562

5 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Executive Summary

Second Quarter of 2009

Net Income and Annualized Return on Average Equity

During the second quarter of 2009, Itaú Unibanco’s recurring consolidated net income added up to R$ 2,429 million, or a 5.2% decline from the recurring net income for the first quarter of the year. The parent company stockholders’ equity totaled R$ 47,269 million at June 30, 2009, leading to an annualized recurring return on average equity of 21.1%, which is equal to a 200 basis points change in comparison with the prior quarter.

	R$ million
					Variation (%)
	Jun 30,09	Mar 31,09	Dec 31,08	Jun 30,08	Jun/09- Mar/09	Jun/09- Dec/08	Jun/09- Jun/08
Individuals	96,543	94,474	93,172	85,281	2.2%	3.6%	13.2%
Credit Card	24,307	23,122	23,638	20,429	5.1%	2.8%	19.0%
Personal Loans	22,702	22,588	21,681	21,823	0.5%	4.7%	4.0%
Vehicles	49,535	48,765	47,853	43,029	1.6%	3.5%	15.1%
Businesses	145,976	152,886	153,466	124,702	-4.5%	-4.9%	17.1%
Corporate	91,664	101,319	102,826	82,439	-9.5%	-10.9%	11.2%
Micro, small and middle	54,312	51,567	50,640	42,263	5.3%	7.3%	28.5%
market
Directed Loans	11,784	11,859	11,898	11,097	-0.6%	-1.0%	6.2%
Rural Loans	4,674	5,250	5,654	5,875	-11.0%	-17.3%	-20.4%
Mortgage Loans	7,110	6,609	6,244	5,222	7.6%	13.9%	36.2%
Argentina/Chile/
Uruguay/Paraguay	11,663	13,511	13,402	10,081	-13.7%	-13.0%	15.7%
Total	265,966	272,729	271,938	231,160	-2.5%	-2.2%	15.1%

In the second quarter of 2009, Itaú Unibanco’s loan and financing portfolio totaled R$ 265,966 million (including sureties and endorsements), representing a 2.5% decline from the balance at March 31, 2009. During the quarter, the strong appreciation of the real against foreign currencies significantly contributed to a reduction in the balance of transactions denominated in, or linked to, such currencies, when compared to the prior quarter. Without giving effect to this impact, the loan portfolio would have increased by 0.5% quarter-on-quarter. The balance of the large corporation portfolio was the most affected by the exchange variation, with a 9.5% drop quarter-on-quarter. Loans and financing in Chile, Uruguay, Argentina and Paraguay were likewise impacted by the exchange variation and declined by 13.7% in the period.

During the second quarter of 2009, Itaú Unibanco’s managerial financial margin reached R$ 10,561 million, virtually stable when compared to the prior quarter. During the second quarter, the managerial financial margin on customer transactions declined. Such decline is primarily attributable to the reduction in the reference interest rate and was partly offset by gains associated with the lower liquidity levels and pricing of the increased delinquency levels, through a rise in spreads. The financial margin on market transactions was essentially impacted by the strategies pursued in the local fixed-income market and transactions involving exchange parities. This margin grew 1.2% compared to the prior quarter.

6 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Executive Summary

(*) Nonperforming Loans: Loan transactions overdue more than 60 days.

In the second quarter of 2009, the expense for doubtful loans totaled R$ 5,027 million, a 14.9% increase from the prior quarter. According to evidence obtained from the application of the model to determine the additional provision required, R$ 775 million of this balance was used. Therefore, credit risk expenses added up to R$ 4,252 million, growing by 10.9% from the prior quarter. The adverse economic scenario, combined with the international financial crisis, helped to increase nonperforming levels, thus impacting the risk quality of both the individual and corporate portfolios, and driving an increase in the related provisions. To allow for a better alignment with international practices to evidence the economic/financial performance of the bank, as well as with the criteria adopted by the Brazilian Central Bank, as from this quarter we will disclose the nonperforming ratio on transactions more than 90 days overdue. At June 30, 2009, this ratio stood at 5.4%, a 100 basis point variation from the prior quarter.

(*) The criteria for calculating the efficiency ratio are detailed on page 16.

Banking service fees and banking charge revenues totaled R$ 3,617 million in the second quarter of 2009, virtually stable compared to the prior period, taking into account the impact of the reversal of R$ 95 million in the first quarter of the year, with respect to standing data renewal charges in 2008, that were suspended due to a court decision.

Non-interest expenses totaled R$ 6,392 million in the second quarter of 2009, growing by 0.6% from the previous quarter. Itaú Unibanco’s efficiency ratio reached 44.8% in the period, a 30 basis point improvement compared to the prior quarter. Following the definition of organizational structures of our executive areas and the growing migration and unification of platforms, the beginning of the process of synergy gains, one of the drivers of the association between Itaú and Unibanco, became apparent.

During the second quarter of 2009, unrealized net income/(loss) in the income statement added up to R$ 10,427 million, a 14.1% increase compared to March 2009. During the quarter, the improved economic outlook helped to appreciate assets in capital markets, thus increasing the value of financial investments in Redecard, BM&F Bovespa and Banco BPI. The additional provision for doubtful loans totaled R$ 6,477 million. This provision is not taken into account in the determination of unrealized net income/(loss).

7 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Executive Summary

Second Quarter of 2009

Balance Sheet				R$ million
				Variation (%)
ASSETS	Jun 30,09	Mar 31,09	Jun 30,08	Jun/09- Mar/09	Jun/09- Jun/08

Current and Long-term Assets	586,279	614,314	509,814	-4.6%	15.0%

Cash and Cash Equivalents	9,378	13,062	8,796	-28.2%	6.6%
Short-term Interbank Deposits	128,326	126,542	108,498	1.4%	18.3%
Securities and Derivative Instruments	124,745	136,248	105,776	-8.4%	17.9%
Interbank and Interbranch Accounts	16,542	16,044	29,005	3.1%	-43.0%
Loans, Leasing Operations and Other Credits	234,490	240,290	202,710	-2.4%	15.7%
(Allowance for Loan Losses)	(22,915)	(21,637)	(11,656)	5.9%	96.6%
Other Assets	95,713	103,765	66,686	-7.8%	43.5%
Foreign Exchange Portfolio	31,313	39,424	27,581	-20.6%	13.5%
Others	64,399	64,341	39,104	0.1%	64.7%

Permanent Assets	10,108	10,394	8,978	-2.8%	12.6%
Investments	2,153	2,233	2,180	-3.6%	-1.2%
Fixed Assets	4,194	4,208	3,217	-0.3%	30.4%
Intangible	3,761	3,953	3,581	-4.9%	5.0%
TOTAL ASSETS	596,387	624,708	518,793	-4.5%	15.0%

				R$ million
				Variation (%)
LIABILITIES AND EQUITY	Jun 30,09	Mar 31,09	Jun 30,08	Jun/09- Mar/09	Jun/09- Jun/08

Current and Long-term Liabilities	545,783	576,418	470,416	-5.3%	16.0%
Deposits	190,094	202,458	133,638	-6.1%	42.2%
Demand Deposits	23,857	26,186	22,768	-8.9%	4.8%
Savings Accounts	40,848	39,347	37,398	3.8%	9.2%
Interbank Deposits	3,147	3,611	2,856	-12.9%	10.2%
Time Deposits	122,243	133,315	70,617	-8.3%	73.1%
Funds Received under Securities Repurchase Agreements	121,909	127,510	128,344	-4.4%	-5.0%
Funds from Acceptances and Issue of Securities	19,092	20,559	15,429	-7.1%	23.7%
Interbank and Interbranch Accounts	6,069	5,974	8,495	1.6%	-28.6%
Borrowings and On-lendings	32,537	38,601	34,488	-15.7%	-5.7%
Financial Instruments and Derivatives	7,507	9,031	10,411	-16.9%	-27.9%
Technical Provisions for Insurance, Pension Plans and Cap.	48,044	45,697	38,931	5.1%	23.4%
Other Liabilities	120,530	126,588	100,680	-4.8%	19.7%
Foreign Exchange Portfolio	31,768	38,706	26,799	-17.9%	18.5%
Subordinated Debt	22,498	22,946	19,313	-2.0%	16.5%
Others	66,264	64,936	54,568	2.0%	21.4%

Deferred Income	213	242	141	-12.0%	50.6%

Minority Interest in subsidiaries	3,122	3,050	5,198	2.4%	-39.9%

Stockholders' Equity of Parent Company	47,269	44,999	43,038	5.0%	9.8%
TOTAL LIABILITIES AND EQUITY	596,387	624,708	518,793	-4.5%	15.0%

Deposits	190,094	202,458	133,638	-6.1%	42.2%
Assets Under Management (AUM)	304,609	269,087	281,800	13.2%	8.1%

Total Deposits + Assets Under Management (AUM)	494,703	471,545	415,438	4.9%	19.1%
On June 30,2008, the balance derives from the sum of balances obtained by Itaú and Unibanco in that period. Also, the balance sheet of June 30, 2009 was adjusted to reflect the full consolidation of Redecard.

8 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Executive Summary

Second Quarter of 2009

Income Statement							R$ million
					Variation
	2 nd Q/09	1 st Q/09	1 st H/09	1 st H/08	2 nd Q/09- 1 st Q/09%		1 st H/09- 1 st H/08%

Managerial Financial Margin	10,561	10,570	21,131	17,131	(9)	-0.1%	4,000	23.3%
Financial Margin with Customers	9,339	9,362	18,701	16,008	(24)	-0.3%	2,693	16.8%
Financial Margin with Market	1,222	1,207	2,430	1,123	15	1.2%	1,307	116.4%

Result from Loan Losses	(3,790)	(3,425)	(7,215)	(4,440)	(366)	10.7%	(2,776)	62.5%
Provision for Loan and Lease Losses	(4,252)	(3,834)	(8,086)	(5,133)	(417)	10.9%	(2,953)	57.5%
Recovery of Credits Written Off as Losses	461	410	871	694	51	12.6%	177	25.5%

Net Result from Financial Operations	6,771	7,145	13,916	12,691	(375)	-5.2%	1,224	9.6%

Other Operating Income/(Expenses)	(2,638)	(2,812)	(5,450)	(3,751)	173	-6.2%	(1,699)	45.3%
Banking fees and charge revenues	3,617	3,526	7,143	7,555	92	2.6%	(412)	-5.5%
Result from Operations of Insurance, Pension Plans and Cap.	620	502	1,122	1,079	119	23.6%	43	4.0%
Non-interest Expenses	(6,392)	(6,357)	(12,748)	(11,311)	(35)	0.6%	(1,437)	12.7%
Tax Expenses for ISS, PIS and Cofins	(788)	(804)	(1,591)	(1,621)	16	-2.0%	30	-1.8%
Equity in the Earnings of Associated Companies	49	30	79	108	19	62.5%	(29)	-26.9%
Other Operating Income	255	291	546	440	(36)	-12.5%	106	24.1%

Operating Income	4,132	4,333	8,466	8,941	(201)	-4.6%	(475)	-5.3%

Non-operating Income	40	(23)	16	76	63	-270.7%	(59)	-78.4%

Income before Tax and Profit Sharing	4,172	4,310	8,482	9,016	(139)	-3.2%	(534)	-5.9%

Income Tax and Social Contribution	(1,179)	(1,142)	(2,321)	(2,116)	(37)	3.2%	(205)	9.7%
Profit Sharing	(361)	(406)	(767)	(730)	44	-10.9%	(37)	5.1%
Minority Interests in subsidiaries	(203)	(200)	(403)	(615)	(2)	1.1%	212	-34.5%
Recurring Net Income	2,429	2,562	4,990	5,555	(133)	-5.2%	(565)	-10.2%
Data of the first half of 2008 derive from the sum of revenues and expenses obtained by Itaú and Unibanco in that period. Also, the income statement of the first half, 2008 was adjusted to reflect the full consolidation of Redecard.

9 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Managerial Financial Margin

Itaú Unibanco’s managerial financial margin amounted to R$ 10,561 million in the second quarter of 2009, remaining stable when compared to the prior quarter. The main drivers of such variance are discussed below.

Managerial Financial Margin				R$ million
			Variation
	2 nd Q/09	1 st Q/09	Balance	%
Customers	9,339	9,362	(24)	-0.3%
Interest Rate Sensitive Banking Transactions	1,046	1,273	(227)	-17.8%
Spread-Sensitive Banking Transactions	8,292	8,090	203	2.5%
Market	1,222	1,207	15	1.2%
Treasury	1,222	1,207	15	1.2%
Total	10,561	10,570	(9)	-0.1%

Managerial Financial Margin on Customer Transactions
The managerial financial margin on customer transactions arises from the use of financial products and services by our customers, both individuals and businesses. Such financial margins can be divided in two margins: on those transactions that are sensitive to changes in interest rates and on those that are sensitive to changes in spreads.

During the quarter, the managerial financial margin on customer transactions decreased by 0.3%, to reach R$ 9,339 million.
The drop in the benchmark interest rate strongly affected the financial margin on transactions that are sensitive to interest changes, that amounted to R$ 1,046 million, corresponding to a 17.8% decrease when compared to the previous quarter.

Interest Rate Sensitive Banking Transactions Performed with Customers				R$ million
			Variation
	2 nd Q/09	1 st Q/09	Balance	%
Average Balance	44,096	43,664	432	1.0%
Financial Margin	1,046	1,273	(227)	-17.8%
Annualized Rate	9.5%	11.7%		-220	b.p.

Annualized Rate of Interest Rate Sensitive Banking Transactions Performed with Customers

The financial margin on customer transactions that are sensitive to spreads grew by R$ 203 million quarter-on-quarter, to R$ 8,292 million. The reduced liquidity and the pricing of the increased delinquency levels, carried out by raising spreads, were the drivers of such variance.

Spread-Sensitive Banking Transactions Performed with Customers				R$ million
			Variation
	2 nd Q/09	1 st Q/09	Balance	%
Average Balance	319,786	332,140	(12,353)	-3.7%
Financial Margin	8,292	8,090	203	2.5%
Annualized Rate	10.4%	9.7%		63	b.p

Annualized Rate of Spread-Sensitive Banking Transactions Performed with Customers

Managerial Financial Margin on Market Transactions
The financial margin on market transactions essentially relates to treasury transactions.
In the second quarter of 2009, the financial margin on market transactions amounted to R$ 1,222 million, a 1.2% increase from the prior quarter. The financial margin on treasury transactions was primarily a result of strategies pursued in the local fixed-income market and transactions involving foreign exchange parities.

11 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Managerial Financial Margin

Accordingly, the net interest margin – NIM – (annualized rate of managerial financial margin, disregarding the financial margin on market transactions) stood at 10.3% in the second quarter of 2009, which represents a 30 basis point increase when compared to the first quarter of the  year. Considering the effects of the allowance for doubtful loans, net of the recovery of transactions previously written off as losses, the NIM rate after the provisions was 6.1% against 6.3% in the prior period.

Analysis of the Managerial Financial Margin
R$ million
	2 nd Q/09			1 st Q/09
	Average	Financial		Average	Financial
	Balance	margin	CDI (p.y.)	Balance	margin	CDI (p.y.)
Demand Deposits + Floatings	32,737			34,939
(-) Compulsory Deposits	(10,509)			(11,394)
Contingent Liabilities (-) Contingent Assets	2,350			3,142
Tax and Social Security Liabilities (-) Deposits in guarantee	15,341			14,371
(-) Tax Credits	(27,802)			(27,838)
Working Capital (Equity + Minority Interests – Permanent Assets – Capital	31,980			30,445
Allocated to Treasury)
Interest Rate Sensitive Banking Transactions Performed with Customers (A)	44,096	1,046	9.5%	43,664	1,273	11.7%

	Average	Financial	Spread	Average	Financial	Spread
	Balance	margin	(p.y.)	Balance	margin	(p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	98,756			107,623
Interbank and Interbranch Accounts	5,784			3,762
Loans, Leasing and Other Credits	237,390			240,667
(Allowance for Loan Losses)	(22,276)			(20,805)
Net Foreign Exchange Portfolio (Asset/Liability)	131			893
Spread-Sensitive Banking Transactions Performed with Customers (B)	319,786	8,292	10.4%	332,140	8,090	9.7%
Net Interest Margin (C= A+B)	363,882	9,339	10.3%	375,804	9,362	10.0%
Provision for Loan and Lease Losses (D)		(4,252)			(3,834)
Recovery of Credits Written Off as Losses (E)		461			410
Net Interest Margin after Provision for Credit Risk (F = C+D+E)	363,882	5,548	6.1%	375,804	5,938	6.3%
Treasury Financial Margin (G)		1,222			1,207
Net Result from Financial Operations (H= F+G)		6,771			7,145
(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments
(-) Banking Transactions Sensitive to Variations in Interest Rate.
Note: Spread is the annualized difference between the earnings of assets and their opportunity costs.

Net Interest Margin (NIM) x CDI x BM&F Fixed Rate (1 year)

12 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Results from Loan and Lease Losses

Expenses for Provision for Loan Losses and Recovery of Credits Written-off as Losses
R$ million
					Variation
					2nd Q/09-		1 H/09-
	2nd Q/09	1st Q/09	1st H/09	1st H/08	1st Q/09		1 H/08

Expense for Loan and Lease Losses before Additional provision for loan losses	(5,027)	(4,373)	(9,400)	(5,077)	(654)	14.9%	(4,323)	85.1%
Additional provision for loan losses	775	539	1,314	(56)	236	43.8%	1,370	-2446.4%
Provision for Loan and Lease Losses	(4,252)	(3,834)	(8,086)	(5,133)	(417)	10.9%	(2,953)	57.5%
Recovery of Credits Written Off as Losses	461	410	871	694	51	12.6%	177	25.5%
Result from Loan Losses	(3,790)	(3,425)	(7,215)	(4,440)	(366)	10.7%	(2,776)	62.5%

In the second quarter of 2009, the expense for doubtful loans added up to R$ 5,027 million, a 14.9% increase quarter-on-quarter. During the period, we resumed the models used to determine the level of additional provision required, considering the trend of the current nonperforming ratios and the same criteria adopted at the first time the additional provision was calculated. From this analysis, it was found that an additional provision of R$ 6,477 million was required, resulting in the use of R$ 775 million. Accordingly, our credit risk expense reached R$ 4,252 million, up 10.9% from the prior quarter.
During the period, nonperforming levels increased in the individual and company portfolios, reflecting the adverse context associated with the international economic-financial crisis. At the end of the quarter, however, the outlook improved, as a result of the stability of the salary pool, tax incentive packages to foster consumption, and the economic activity levels. To allow for a better alignment with international practices to evidence the economic/financial performance of the bank, as well as with the criteria adopted by the Brazilian Central Bank, as from this quarter we will disclose the nonperforming ratio on transactions more than 90 days overdue. At June 30, 2009, this ratio was 5.4%, or a variation of 100 basis point variation compared to the prior quarter. The ratio on transactions with individuals was 8.1% in the quarter, representing a change of only 20 basis points, tending to stabilization. The ratio on transactions with companies was 3.1%, or a 120 basis point increase compared to the first quarter. Our nonperforming ratio on transactions more than 60 days overdue – on which revenues are no longer recorded in income – stood at 6.7%, a 110 basis point change from the prior quarter.
The recovery of credits previously written off as losses added up to R$ 461 million in the second quarter, a 12.6% growth compared to the first quarter.

Ratios					R$ million
	Jun 09	Mar 09	Dec 08	Sep 08	Jun 08
Nonperforming Loans over 60 (a)	15,744	13,384	10,833	8,898	8,610
Nonperforming Loans over 90 (b)	12,604	10,590	8,664	6,981	6,632
Credit Portfolio (c)	234,490	240,290	241,043	224,059	202,710
Credit Assignments (d)	0	0	734	1,536	1,538
NPL Ratio [(a)/(c)] x 100 over 60	6.7%	5.6%	4.5%	4.0%	4.2%
NPL Ratio [(b)/(c)] x 100 over 90	5.4%	4.4%	3.6%	3.1%	3.3%
NPL Ratio [(a) + (d)]/[(c)+ (d)] x 100 over 60	6.7%	5.6%	4.8%	4.6%	4.9%
NPL Ratio [(b) + (d)]/[(c)+ (d)] x 100 over 90	5.4%	4.4%	3.9%	3.8%	4.0%

(a)	Loans overdue for more than 60 days and without generation of revenues on the accrual basis.
(b)	Loans overdue for more than 90 days.
(c)	Endorsements and sureties not included.
(d)	Balance of Credit Assignments in previous quarters.

Coverage Ratio

Provision for Loan Losses and Credit Portfolio

(1)	Average balance of the two previews quarters

Overdue Loans					R$ million
	Jun 30,09	Mar 31,09	Dec 31,08	Sep 30/08	Jun 30,08
Overdue Loans	23,979	22,327	18,115	14,670	14,017
Balance of Provision for Loan and Lease Losses	(22,915)	(21,637)	(19,972)	(12,252)	(11,656)
Difference	(1,064)	(690)	1,857	(2,418)	(2,361)
Overdue loans are credit transactions having at least one installment more than 15 days overdue, irrespective of collateral provided.

The coverage ratio is derived by dividing the balance of the provision for doubtful loans by the balance of transactions more than 60 days overdue. The 16% reductions compared to the ratios in the prior quarter of 2009 were mainly driven by the reversal of part of the excess provision for doubtful loans and the performance of overdue transactions.

13 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Banking fee revenues and Banking charge revenues
R$ million
						Variation
		2nd Q/09	1st Q/09	1st H/09	1st H/08	2nd Q/09 – 1st Q/09		1st H/09 – 1st H/08
Asset Management	A	526	495	1,021	1,133	32	6.4%	(112)	-9.9%
Current Account Services	B	533	471	1,005	1,224	62	13.2%	(220)	-17.9%
Loan Operations and Guarantees Provided		564	565	1,129	1,331	(1)	-0.2%	(201)	-15.1%
Collection Services	C	292	303	596	562	(11)	-3.6%	34	6.0%
Credit Cards	D	1,414	1,357	2,771	2,586	57	4.2%	185	7.2%
Other		287	334	621	718	(47)	-14.0%	(97)	-13.5%
Total		3,617	3,526	7,143	7,555	92	2.6%	(411)	-5.5%

Banking service fees, including banking charges, increased by 2.6% quarter-on-quarter, mainly driven by:

A)	Increase in fund management revenues as a result of the higher volume of funds under management.

B)	Increase attributable to the reversal in the first quarter of the standing data renewal fee, that was suspended based on a judicial decision.

C)	Decrease driven by the higher volume of taxes due in the prior quarter, due to the concentration of IPTU and IPVA payments in the first quarter of the year.

Banking fee revenues and Banking charge revenues

D)	Change primarily driven by the increase in revenues from advances of amounts to merchants.

Other
				R$ million
		2 nd Q/09	1 st Q/09	Variation
Foreign Exchange Services		15	19	(5)
Income from Brokerage and Securities	E	73	82	(9)
Placement
Income from Consultation to Serasa		6	8	(2)
Income from Custody Services and		37	37	0
Management of Portfolio
Income from Economic and Financial		27	21	6
Advisory
Commission Income		26	27	(1)
Other Services		104	139	(36)
Total		287	334	(47)

E)	Decrease driven by the Redecard public offering occurred in the previous quarter.

14 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Non-interest Expenses
R$ million
					Variation
	2 nd Q/09	1 st Q/09	1 st H/09	1 st H/08	2 nd Q/09 - 1 st Q/09		1 st H/09 - 1 st H/08

Personnel Expenses	(2,463)	(2,397)	(4,860)	(4,363)	(66)	2.8%	(497)	11.4%

Other Administrative Expenses	(2,885)	(2,772)	(5,656)	(5,127)	(113)	4.1%	(529)	10.3%

Other Operating Expenses	(963)	(1,115)	(2,078)	(1,697)	152	-13.6%	(381)	22.4%

Tax Expenses	(80)	(73)	(154)	(124)	(7)	9.9%	(30)	24.0%
Total	(6,392)	(6,357)	(12,748)	(11,311)	(35)	0.6%	(1,437)	12.7%

During the second quarter of 2009, non-interest expenses grew by 0.6% compared to the prior quarter. The main drivers of such change were personnel expenses and other administrative expenses.

Personnel Expenses
R$ million
		2 nd Q/09	1 st Q/09	Variation
Compensation		(1,406)	(1,404)	(2)
Charges	A	(505)	(445)	(59)
Social Benefits		(342)	(358)	16
Training		(25)	(28)	3
Employee Resignation and Labor Claims	B	(185)	(161)	(24)
Total		(2,463)	(2,397)	(66)

Personnel expenses were up 2.8% from the first quarter, primarily influenced by:
A)	Adjustments on social security expenses in the second quarter;
B)	Increased provisions for labor claims in the second quarter of the year.

				R$ million
		2 nd Q/09	1 st Q/09	Variation
Data Processing and Telecommunication	C	(619)	(643)	23

Depreciation and Amortization	D	(350)	(305)	(45)
Facilities	E	(464)	(444)	(20)
Third-Party Services	F	(760)	(705)	(55)
Financial System Service		(86)	(101)	16

Advertising, Promotions and Publications	G	(217)	(171)	(47)

Transportation		(95)	(92)	(3)
Materials		(73)	(65)	(8)
Security		(94)	(93)	(1)
Legal		(18)	(8)	(10)
Travel		(31)	(26)	(5)
Others	C	(79)	(119)	40
Total		(2,885)	(2,772)	(113)

Other Administrative Expenses

Other administrative expenses increased by 4.1%, chiefly as a result of:
C)	Synergy gains started to be obtained, due to the growing migration and unification of operational platforms;
D)	Increased amortization expenses arising from the discontinuation of projects because of the integration process;
E)	Higher maintenance expenses relating to assets and equipment, cleaning and building renovation;
F)	Increased expenses for consulting services;
G)	High concentration of advertising campaigns, promotion and telemarketing services;

Other Operating Expenses
R$ million
		2 nd Q/09	1 st Q/09	Variation

Provision for contingencies	H	(186)	(339)	152
Selling – Credit Cards	I	(381)	(300)	(81)
Claims		(144)	(141)	(3)
Others		(252)	(336)	83
Total		(963)	(1,115)	152

H)	Reduction in the provision for contingencies (ISS tax contingencies, among others) and reversal of civil provision due to favorable decision;
I)	Higher commercialization and reward program expenses.

Number of Employees

15 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Efficiency Ratio (*)
The efficiency ratio declined to 44.8% in the second quarter, representing a 30 basis point decrease compared to the prior quarter, mostly due to the synergy gains obtained from the initial process of definition of our administrative organizational structure and from the migration and unification of our operational units.

Efficiency Ratio (*)

Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses +
	Efficiency	Other Operating Expenses + Tax Expenses)
(*)	Ratio =
(Managerial Financial Margin + Banking Service Fees and Charge Revenues + Operating Result of Insurance, Capitalization and Pension Plans +
Other Operating Income + Tax Expenses for PIS/COFINS/ISS)

Performance of Non-Interest Expenses and Ratio   of Non-Interest Expenses to Assets (**)

(**)	Division of Non-Interest Expenses by the arithmetic average of total assets for the two past quarters (annualized).

History of Numbers of Points of Service (***)

(***)
Includes Banco Itaú Argentina and Banco Itaú BBA. As from Mar/07, considers Chile and Uruguay companies’   information. Does not include points of sale and ATMs of TecBan – Banco 24h. Paraguay companies’ data was  considered.

16 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Tax Expenses for ISS, PIS and Cofins

Tax expenses in the second quarter of 2009 totaled R$ 788 million, corresponding to a slight 2.0% decrease from the prior quarter. This variation is mainly driven by the reduction in revenues subject to PIS and Cofins.

Income Tax and Social Contribution on Net Income

In the second quarter of 2009, Income Tax and Social Contribution on Net Income expenses reached R$ 1,179 million, virtually stable compared to a R$ 1,142 million expense in the prior quarter.
Social Contribution on Net Income expense payable in the short term does not yet include the rate increase from 9% to 15%, as tax credits recorded are sufficient to counter this effect, considering that management believes that the National Federation of the Financial System (CONSIF) will prevail in its direct unconstitutionality lawsuit in this regard.

17 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Balance Sheet

Balance Sheet by Currency

Value at Risk

Ownership Structure

UNIBANCO
Itaú

Itaú Unibanco
Balance Sheet

Securities Portfolio

History of Securities Portfolio	R$ million
							Variation (%)
	Jun 30,09%		Mar 31,09%		Jun 30,08%		Jun/09-Mar/09	Jun/09-Jun/08
Public Securities – Domestic	48,664	39.0%	51,958	38.1%	37,578	17.2%	-6.3%	167.1%
Public Securities – Foreign	9,440	7.6%	13,888	10.2%	15,284	10.8%	-32.0%	-17.3%
Total Public Securities	58,104	46.6%	65,846	48.3%	52,861	50.0%	-11.8%	9.9%
Private Securities	24,117	19.3%	27,998	20.5%	21,099	13.8%	-13.9%	65.4%
PGBL/VGBL Fund Quotas	34,476	27.6%	32,334	23.7%	21,681	20.0%	6.6%	63.0%
Derivative Financial Instruments	8,048	6.5%	10,069	7.4%	10,135	5.6%	-20.1%	35.2%
Total Securities	124,745	100.0%	136,248	100.0%	105,776	100.0%	-8.4%	17.9%

At the end of the second quarter of 2009, Itaú Unibanco’s securities portfolio amounted to R$ 124,745 million, decreasing by 8.4% compared to the first quarter of the year. The adjustment of our liquidity levels to the current macroeconomic context was the main driver of this change in the balance of the securities portfolio.

Credit Portfolio

Risk Level		AA	A	B	C	D - H	Total

Jun 30, 09	Credit Operations (*)	57,743	115,102	47,247	17,061	28,814	265,966
	% of Total	21.7%	43.3%	17.8%	6.4%	10.8%	100.0%

Mar 31, 09	Credit Operations (*)	71,180	112,418	46,402	16,926	25,802	272,729
	% of Total	26.1%	41.2%	17.0%	6.2%	9.5%	100.0%
(*) The credit  balance includes sureties and endorsements.

Credit Portfolio

During the period, actions relating to credit granting and monitoring continued, in order to prioritize quality and obtain the best risk/return ratio in these transactions. The share of credits rated “AA” to “C” declined by 130 basis points in the quarter and now account for 89.2% of the total portfolio. In June 2009, the Food and Beverage industry showed the highest risk concentration, accounting for 4.8% of the total. Industries showing the highest increases in the quarter were: Electricity Generation, Transmission and Distribution, with a R$ 553 million growth; Fuel Distribution, up R$ 493 million, Real Estate, increasing by R$ 401 million, and Light and Heavy Vehicles, posting a R$ 311 million rise.
The share of the 100 top debtors in the total portfolio declined to 21.0% in the second quarter of 2009, against 22.2% in the previous period.

19 Management Discussion and Analysis	Itaú Unibanco Holding S.A .

Itaú Unibanco
Balance Sheet

Funding

Total funds obtained amounted to R$ 638,320 million at the end of the second quarter of 2009, an increase compared to the prior quarter.
Time deposits declined to R$ 108,228 million, declining by 8.2% from the first quarter of the year. During the period, we focused on increasing investment funds and managed portfolios, in order to adjust the liquidity level to the current environment of our operations. Accordingly, the balance of assets under management added up to R$ 304,609 million, at the end of June 2008, or a 13.2% growth compared to the prior quarter.

Funding from Customers	R$ millions
				jun/09 -	jun/09 -
	Jun 30, 09	Mar 31, 08	Jun 30, 08	mar/09	jun/08
Demand deposits	23,499	25,795	22,219	-8.9%	5.8%
Savings deposits	40,835	39,335	37,389	3.8%	9.2%
Time deposits	108,228	117,861	57,428	-8.2%	88.5%
Mortgage – Backed Notes / Debentures (Committed operations)	62,917	61,616	68,378	2.1%	-8.0%
(1) Funding from Customers	235,479	244,608	185,414	-3.7%	27.0%
Institutional customers	21,865	26,201	30,863	-16.5%	-29.2%
Onlending	18,400	18,518	16,992	-0.6%	8.3%
(2) Total – Funding from Customers	275,744	289,326	233,269	-4.7%	18.2%
Assets under management	304,609	269,087	269,945	13.2%	12.8%
Technical provisions for insurance, pension plan and capitalization	48,044	45,697	38,931	5.1%	23.4%
(3) Total Customers	628,396	604,111	542,145	4.0%	15.9%
Deposits from Banks	3,147	3,611	2,856	-12.9%	10.2%
Funds from acceptance and issuance of securities abroad	6,778	8,128	5,286	-16.6%	28.2%
(4) Total Funding	638,320	615,850	550,286	3.6%	16.0%

Out of the R$268,189 million of customer funding, loans, onlending and issuance of securities abroad, net of compulsory deposits and available funds, R$ 234,490 million was appropriated to loans and financing. The balance of funds obtained was used to manage our liquidity.

Ratio between Loan Portfolio and Funding	R$ millions
				jun/09 -	jun/09 -
	Jun 30, 09	Mar 31, 09	Jun 30, 08	mar/09	jun/08
Funding from customers	275,744	289,326	233,269	-4.7%	18.2%
(-) Compulsory deposits + available funds	(28,470)	(36,974)	(39,961)	-23.0%	-28.8%
Funds from acceptance and issuance of securities abroad	6,778	8,128	5,286	-16.6%	28.2%
Borrowings	14,138	20,083	17,320	-29.6%	-18.4%
Total (A)	268,189	280,564	215,913	-4.4%	24.2%
Loan Portfolio (B) (*)	234,490	240,290	202,710	-2.4%	15.7%
B/A	87.4%	85.6%	93.9%	180 b.p.	-640 b.p.

(*) The credit portfolio balance does not include sureties and endorsements.

20 Managenent Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Balance Sheet

External Funding

The table below  highlights the main issues abroad of Itaú Unibanco outstanding on June 30, 2009.

Main Issuances in Effect (1)	US$ millions
		Balance at			Balance at	Issue	Maturity
Instrument	Coordinator	Mar 31, 09	Issues	Amortization	Jun 30, 09	Date	Date	Coupon % p.y.
Fixed Rate Notes(2)	Merrill Lynch	302			311	08/13/2001	08/15/2011	4.250%
Fixed Rate Notes	Merrill Lynch e Itaubank	100			100	08/13/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch e Itaubank	80			80	9/11/2001	08/15/2011	10.000%
Fixed Rate Notes	Citibank	200		(200)	-	12/12/2003	12/15/2013	9.735%
Fixed Rate Notes(3)	UBS/Merrill Lynch	500			500	07/29/2005	perpetual	8.700%
Fixed Rate Notes(4)	Itaú Chile	97			97	07/24/2007	07/24/2017	UF(11) + 3,79%
Fixed Rate Notes(5)	Itaú Chile	98			98	10/30/2007	10/30/2017	UF(11) + 3,44%
Floating Rate Notes	Itaubank	393			393	12/31/2002	03/30/2015	Libor(12) + 1,25%
Floating Rate Notes(6)	HypoVereinsbank e ING	266			281	06/22/2005	06/22/2010	Euribor(13) + 0,375%
Floating Rate Notes	Calyon	156			156	06/30/2005	09/20/2012	Libor(12) + 0,20%
Floating Rate Notes(7)	Itaú Europa, HypoVereinsbank e LB Baden Wuerttemberg	133			140	12/22/2005	12/22/2015	Euribor(13) + 0,55%
Floating Rate Notes(8)	Itaú Europa, UBS Inv. Bank/US e Natexis Banques Populaires	399			421	07/27/2006	07/27/2011	Euribor(13) + 0,32%
Floating Rate Notes	Dresdner Bank	200			200	09/20/2006	09/20/2013	Libor(12) + 0,50%
Floating Rate Notes	Citibank	225		(225)	-	09/24/2008	09/20/2013	Libor(12) + 1,50%
Medium Term Notes(9)	Citibank e UBB Securities	140			167	11/2/2005	11/2/2010	IGP-M + 8,70%
Medium Term Notes(10)	HSBC	167			198	05/30/2007	05/30/2012	9.21%
Other notes(14)		1,786			1,853
Total		5,243	0	(425)	4,995

(1) Balance refers to principal amounts.
(2) Amount in US$ equivalent on the dates shown to JPY 30 billion.
(3) Perpetual Bonds.
(4) and (5) Amounts in US$ equivalent on the issue dates shown to CHP 46.9 billion, and CHP 48.5 billion, respectively.
(6), (7) and (8) Amounts in US$ equivalent on the dates shown to € 200 million, € 100 million and € 300 million, respectively.
(9) and (10) Amounts in US$ equivalent on the dates shown to R$ 325 million and R$ 387 million, respectively.
(11) Fomentation Financial Unit.
(12) 180–day Libor.
(13) 90–day Euribor.
(14) Structured Notes

Equity

At June 30, 2009, Itaú Unibanco consolidated stockholders’ equity amounted to R$ 47,269 million. On that same date, the Basel Ratio stood at 16.5%, stable when compared to the prior quarter.

Solvency Ratio

A breakdown of our Basel ratio is shown in the table below. We draw attention to Tangible Common Equity (TCE), internationally defined as Stockholders’ Equity less intangible assets, goodwill and redeemable preferred shares. This is a conservative measure, since it expresses the amount of solid equity of a company. In Brazil, non-voting shares have primarily a capital function and, for this reason, have not been excluded from Tangible Equity.

	jun-09	mar-09
Stockholders´ Equity of Parent Company	47,269	44,999
(-) Intangible	(3,761)	(3,953)
(=) Tangible Equity (A)	43,508	41,046

Risk-weighted Exposure	409,686	417,716
(-) Intangible asset not eliminated from weighting	(2,942)	(3,319)
(=) Adjusted Risk-weighted Exposure (B)	406,745	414,397

Ratios
BIS	16.5%	16.5%
Tier I (Core Capital)	13.2%	12.7%
Tangible Equity (A/B)	10.7%	9.9%

21 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Balance Sheet by Currency (*)

The Balance sheet by Currency shows assets and liabilities denominated in local and foreign currencies. At June 30, 2009, the net exchange position, including investments abroad, was a liability of US$ 6,252 million. It should be noted that Itaú Unibanco’s gap management policy takes into account the tax effects on this position. As exchange variation gains on investments abroad are not taxed, we enter into a hedge (liability position in exchange derivatives) at a higher volume than the hedged assets, so that the result from the total exchange exposure, net of tax effects, is virtually nil and consistent with our strategy of low exposure to risk.

R$ million
	Jun 30,09
			Business in Brazil		Business
	Consolidated		Itaú Unibanco	Foreign	Abroad
Assets	Itaú Unibanco	Total	Local Currency	Currency	Itaú Unibanco
Cash and Cash Equivalents	9,378	6,021	4,529	1,492	4,171
Short Term Interbank Deposits	128,326	120,350	118,652	1,698	17,484
Securities	124,745	112,160	109,632	2,528	25,342
Loans	234,490	209,236	195,049	14,186	26,853
(Allowance for Loan Losses)	(22,915)	(22,367)	(22,367)	0	(548)
Other Assets	112,255	104,645	87,729	16,915	18,140
Foreign Exchange Portfolio	31,313	26,923	10,770	16,153	14,899
Other	80,942	77,722	76,960	762	3,241
Permanent Assets	10,108	27,243	8,641	18,602	1,456
TOTAL ASSETS	596,387	557,287	501,866	55,422	92,898

Derivatives - Purchased Positions				33,031
Futures				8,619
Options				12,362
Swaps				5,655
Other				6,395
TOTAL ASSETS AFTER ADJUSTMENTS (a)				88,453

	Jun 30,09
			Business in Brazil		Business
	Consolidated		Itaú Unibanco	Foreign	Abroad
Liabilities and Equity	Itaú Unibanco	Total	Local Currency	Currency	Itaú Unibanco
Deposits	190,094	162,664	162,535	130	30,137
Funds Received under Securities Repurchase Agreements	121,909	118,334	118,334	0	3,743
Funds from Acceptances and Issue of Securities	19,092	24,973	12,162	12,811	6,727
Borrowings and On-Lendings	32,537	29,300	18,428	10,872	12,401
Derivative Financial Instruments	7,507	6,175	6,175	0	1,366
Other Liabilities	126,599	117,988	97,479	20,509	19,899
Foreign Exchange Portfolio	31,768	27,431	10,062	17,369	14,845
Other	94,831	90,557	87,417	3,140	5,054
Technical Provisions of Insurance, Pension Plans
and Capitalization	48,044	48,040	48,040	0	4
Deferred Income	213	194	194	0	18
Minority Interest in Subsidiaries	3,122	2,349	2,349	0	0
Stockholders' Equity of Parent Company	47,269	47,269	47,269	0	18,602
Capital Stock	42,684	42,684	42,684	0	17,929
Net Income	4,586	4,586	4,586	0	672
TOTAL LIABILITIES AND EQUITY	596,387	557,287	512,966	44,321	92,898

Derivatives - Sold Positions				56,332
Futures				28,942
Options				9,944
Swaps				11,006
Other				6,440
TOTAL LIABILITIES AND EQUITY AFTER ADJUSTMENTS (b)				100,653
Foreign Exchange Position Itaú (c = a - b)				(12,200)
Foreign Exchange Position Itaú (c) in US$				(6,252)

(*) Does not consider eliminations of transactions between local and foreign businesses.

22 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Value at Risk (VaR)

Itaú Unibanco VaR
The table below shows Itaú Unibanco consolidated Global VaR, comprising the portfolios of Itaú Unibanco, Itaú BBA, Itaú Europa, Itaú Argentina, Itaú Chile, and Itaú Uruguay. Itaú Unibanco’s and Itaú BBA’s portfolios are analyzed together and segregated by risk factor.
Consolidated Itaú Unibanco continues to pursue its policy of operating within low limits in relation to its equity. Consolidated Values at Risk, as in other units, were affected by the reduction in volatility of the major internal and external risk factors over the quarter, as well as conservative portfolio management.
It can be seen that the diversification of business units’ risks is significant, allowing the conglomerate to maintain a low total exposure to market risk compared to its equity.

				R$ million
	VaR by Risk Factor	Jun 30,09	Mar 31,09 (**)	Mar 31,09
	Fixed Rate	163.3	164.6	133.2
	TR	14.6	9.2	9.2
	Inflation Index	5.1	5.3	5.3
	Dollar Linked Interest Rate	19.8	45.2	18.3
	Foreign Exchange Rate - US$	9.9	39.5	1.9
	Foreign sovereign and Private Securities	21.0	45.5	17.2
	Equities	11.6	9.6	8.5
Itaú Unibanco(*) + Itaú BBA	Foreign Interest Rate	13.8	19.4	15.9
	Commodities	0.2	0.1	0.1
	Other Foreign Exchange Rate	0.3	0.5	0.5
	Others	1.6	6.6	1.6
	UNIBANCO	-	-	133.8
	Itaú Europa	2.7	6.0	6.0
	Itaú Argentina	3.4	7.3	7.3
	Itaú Chile	1.1	2.1	2.1
	Itaú Uruguay	1.0	1.2	1.2
	Diversification Effect	(76.5)	(83.3)	(83.3)
	Global VaR	193.0	278.8	278.8
	Maximum VaR	350.0	439.4	439.4
	Average VaR	196.2	333.3	333.3
	Minimum VaR	140.2	256.4	256.4

(*) Ex operations of Flow Book - Itaú Unibanco.
(**) Unibanco’s portfolio is consolidated in the risk factors.
Adjusted for tax effects.
VaR refers to the maximum potential loss in 1 day, with a 99% confidence level.

Find out more on risk management in Note 21 to   the Financial Statements or in our Investor   Relations website, www.itauunibancori.com.br, in   the Corporate Governance / Risk Management   section, and also in Form 20-F, available in the   Financial Information/SEC Files section.

23 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Ownership Structure

Management of our ownership structure is mainly intended to optimize the capital allocation to the various segments comprising the conglomerate.

The average acquisition cost of treasury shares, as well as the activity of options granted to conglomerate executives under the Option Plan, are set out in Note 16-e to the Consolidated Financial Statements.

The table below shows the change in shares of capital stock and treasury shares on June30, 2009:
In thousands
ITAÚ UNIBANCO HOLDING S.A.	Common Shares	Non-voting Shares	Total
Balance of Shares	2,081,170	2,074,227	4,155,397
Shares in Treasury	(2)	(47,806)	(47,808)
Total Shares (-) Treasury	2,081,168	2,026,421	4,107,588

The organization chart below summarizes our current ownership structure.

24 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Performance in the Stock Market

Performance in the Stock Market (Bovespa and NYSE) - R$

	Non-voting	Common
	Shares	Shares	ADRs
2nd Q/09	ITUB4 (R$)	ITUB3 (R$)	ITUB (US$)
Closing quotation at 3/31/2009	25.65	21.54	10.88
High for the quarter	33.40	26.61	17.08
Average for the quarter	29.89	24.32	14.47
Low for the quarter	25.22	21.50	10.95
Closing quotation at 6/30/2009	31.10	25.30	15.83
% change in 2Q09	21.2%	17.5%	45.5%
Average daily trading financial volume (million)	198	1	151

Market Capitalization (*)   x Ibovespa Index

(*) Average price of non-voting shares on the last trading day of the period x total shares outstanding

Apimec 2009 Cycle – June and July
The Apimec 2009 cycle throughout Brazil began with eight meetings, including five in June (Porto Alegre, Belo Horizonte, Fortaleza, Rio de Janeiro and Juiz de Fora) and three in July (Campinas, Florianópolis and Santos). Attendees to these meetings comprised approximately 1,700 people. It should be noted that the four first meetings were broadcasted on the Internet, with around 460 participants through webcast. The 14th consecutive meeting has been scheduled for August 19 in São Paulo. The 11th consecutive meeting in Brasília has been scheduled for August 27.

Form 20-F
Itaú Unibanco Holding S.A. filed its Form 20-F for 2008 with the U.S. Securities and Exchange Commission (SEC). Additionally, the Portuguese version of the Form 20-F was filed with the Brazilian Securities Commission (CVM) and the São Paulo Stock Exchange (Bovespa). For more information, please refer to www.itauunibancori.com.br .

IR Magazine Award – Brazil Awards 2009
In June 2009, Itaú Unibanco was selected as “Best corporate branding” under Brazil Awards 2009 promoted by IR Magazine . This award represents the recognition by market participants, analysts and investors of our excellence in management, transparency and respect for the investing community.

Corporate Governance Policy
On June 24, 2009, the Board of Directors meeting approved the new structure of committees which report to the Board of Directors. The new structure comprises the following bodies:

Strategy Committee:   supports the Board on strategic guidelines on  business themes; reviews investment opportunities; proposes budget guidelines to the Board.

Risk Management and Capital Committee:   Risk – Reviews risk policies and assists in setting an overall philosophy for the Itaú Unibanco Conglomerate concerning risk; proposes and discusses procedures and systems of risk measurement and management. Assets – Discusses trust and asset management activities and policies, reviews liquidity and financing positions of the Itaú Unibanco Conglomerate companies; discusses and monitors the capital allocation and structure (economic, regulatory and rating perspectives).

Audit Committee: this committee will continue its activities, with  the current charter and member nomination rules set forth in the by-laws and internal regulation.

Nomination and Corporate Governance Committee: Corporate  governance – Analyzes and provides an opinion on potential conflict of interest situations among the Board members and companies comprising the Itaú Unibanco conglomerate; proposes the sharing among Board members of the overall compensation set up at the Stockholders’ General Meeting; whenever deemed appropriate, recommends that the Board change the structure of its Committees, including the implementation and/or extinguishment of committees. Selection and Nomination – Identifies, analyzes and proposes candidates to the Board and submits the names to the Stockholders’ Meeting; regularly reviews the criteria to define what is an independent Board member, in accordance with the applicable governance and regulation principles; assesses the performance of the Board; assists to identify qualified Board members to serve of the Committees reporting to the Board. Evaluation - Recommends evaluation processes and provides methodology and procedure support for the evaluation of the Board and its members.

Personnel Committee: Compensation – Proposes compensation  models for the Itaú Unibanco Conglomerate companies and ensures that the Board of Directors is made aware of any relevant information on compensation. Stock Option – Approves the granting of company stock options. Talents – Proposes guidelines for recruitment, evaluation and career plan policies for the Itaú Unibanco Conglomerate companies; supports the definition of mentoring guidelines. Recruitment – Advises on skills and talents required for the Itaú Unibanco Conglomerate to accomplish its medium-term aspirations, in line with ethical and moral principles; recommends overall recruitment policies. Skill building – discusses the culture, profile fit and training requirements.

Subsequent Events

Euromoney Award
In July 2009, Itaú Unibanco received the Euromoney Award for Excellence, which recognizes the bank as the best one in Brazil. This award is granted on an annual basis by the British Euromoney magazine. The ceremony was held on July 8, in London, during the festivities surrounding the publication’s 40 years of existence, with the presence of more than 400 industry executives. Itaú was elected as the best Brazilian bank by the magazine for the 11th time. Itaú BBA, the corporate and investment bank segment, was also selected as the best investment bank in the Brazilian capital market.

25 Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Pro forma Financial Statements by Segment

UNIBANCO
Itaú

Itaú Unibanco
Pro Forma  Financial Statements by Segment

Allocated Capital
The pro forma financial information takes into account the impacts associated with the allocation of capital. To this end, adjustments were made to the financial statements, based on a proprietary model that considers the credit, market and operating risks, as well as the regulatory framework and the level of fixed asset formation.
We then determine the Risk Adjusted Return on Capital (Raroc), an operating performance indicator consistently adjusted to the capital required to support the risk of asset and liability positions taken.
Adjustments made to the balance sheet and statement of income for the period are based on the business units’ managerial information.
The Corporate+Treasury column shows the results associated with excess capital, excess of subordinated debt and the cost of carry of net balance of deferred taxes. It also shows the cost of the treasury operation, reversal of the additional provision for doubtful loans, equity in the  earning of companies not yet linked to the different segments, as well as the adjustments for Minority Interests in Subsidiaries and the Market Financial Margin.
Income Tax and Social Contribution on Net Income effects on the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to the individual segments in proportion to the amount of Tier I capital, while the financial statements were adjusted in order to replace net book value with market level funding. The financial statements were then adjusted to include revenues associated with the allocated capital. Finally, the cost of subordinated debt and the related remuneration at market prices were allocated to the segments on a pro rata basis, in accordance with the Tier I allocated capital.
The diagram below shows the changes introduced in the financial statements to reflect the impacts of capital allocation.

During the second quarter of 2009, as a result of the restructuring process currently underway at Itaú Unibanco, we revisited the criteria for disclosure of business structures and introduced certain changes in the model, which are described in item “Allocated Capital”. Accordingly, the segment managerial statements for the first quarter of 2009 are once more presented to enable the comparison between periods.

27 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Pro Forma  Financial Statements by Segment

The pro forma financial statements of the Commercial Bank, Itaú BBA and Consumer Credit segments presented below are based on managerial models, to reflect better the performance of the business units.

On June 30, 2009			R$ million
	Itaú Unibanco Pro Forma
ASSETS	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco
Current and Long-Term Assets	444,772	174,909	76,015	28,607	586,279
Cash and Cash Equivalents	9,146	232	-	-	9,378
Short-term Interbank Deposits	187,873	61,486	-	-	128,326
Short-term Interbank Deposits in the Market	132,225	14,000	-	-	128,326
Short-term Interbank Deposits in Intercompany*	55,648	47,486	-	-	-
Securities	101,657	31,707	-	1,390	124,745
Interbank and Interbranch Accounts	16,525	176	-	-	16,542
Loans	88,701	67,176	78,618	-	234,490
(Allowance for Loan Losses)	(10,828)	(1,870)	(7,422)	(2,794)	(22,915)
Other Assets	51,697	16,001	4,820	30,011	95,713
Foreign Exchange Portfolio	24,222	13,815	-	-	31,313
Others	27,476	2,186	4,820	30,011	64,399
Permanent Assets	7,849	558	477	1,222	10,108
TOTAL ASSETS	452,620	175,466	76,492	29,829	596,387

	Itaú Unibanco Pro Forma
LIABILITIES AND EQUITY	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco
Current and Long-Term Liabilities	433,302	164,811	68,645	17,046	545,783
Deposits	192,829	85,105	9	-	190,094
Deposits with Clients	168,385	29,457	9	-	190,094
Deposits with Intercompany*	24,444	55,648	-	-	-
Securities Repurchase Agreements	54,482	39,218	61,390	-	121,909
Securities Repurchase Agreements in the Market	31,440	31,100	61,390	-	121,909
Securities Repurchase Agreements with Intercompany*	23,042	8,118	-	-	-
Funds from Acceptances and Issue of Securities	20,674	4,440	-	-	19,092
Interbank and Interbranch Accounts	4,264	1,962	3	-	6,069
Borrowings and On-Lendings	20,962	11,055	531	-	32,537
Derivative Financial Instruments	6,980	3,917	-	-	7,507
Other Liabilities	85,067	19,114	6,712	17,046	120,530
Foreign Exchange Portfolio	24,245	14,247	-	-	31,768
Others	60,823	4,867	6,712	17,046	88,762
Technical Provisions of Insurance, Capitalization and Pension Plans	48,044	-	-	-	48,044
Deferred Income	173	40	-	-	213
Minority Interest in Subsidiaries	-	-	-	3,122	3,122
Allocated Tier I Capital	19,145	10,616	7,848	9,661	47,269
TOTAL LIABILITIES AND EQUITY	452,620	175,466	76,492	29,829	596,387
*The Intercompany were eliminated in the Consolidated.

Pro Forma Financial Statement by Segment	R$ million
	Itaú Unibanco Pro Forma
2nd Quarter/09	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco

Managerial Financial Margin	6,363	1,080	2,770	346	10,561
Financial Margin with Customers	5,487	1,080	2,770	-	9,339
Financial Margin with Corporation	877	-	-	(877)	-
Financial Margin with Market	-	-	-	1,222	1,222

Result from Loan Losses	(2,659)	(401)	(1,496)	765	(3,790)
Provision for Loan and Lease Losses	(2,912)	(407)	(1,697)	765	(4,252)
Recovery of Credits Written Off as Losses	253	7	201	-	461

Net Result from Financial Operations	3,704	679	1,274	1,111	6,771

Other Operating Income/(Expenses)	(1,942)	(116)	(477)	(100)	(2,638)
Banking fees and charge revenues	1,947	308	1,350	8	3,617
Operating Result of Insurance, Pension Plans and Capitalization	601	(0)	19	-	620
Non-interest Expenses	(4,269)	(324)	(1,624)	(171)	(6,392)
Tax Expenses for ISS, PIS and Cofins	(436)	(68)	(269)	(14)	(788)
Equity in Income (Losses) of Unconsolidated Investments	(0)	1	0	48	49
Other Operating Income	215	(32)	47	29	255

Operating Income	1,762	563	797	1,011	4,132

Non-operating Income	45	(1)	(12)	7	40

Income Before Tax and Profit Sharing	1,807	562	785	1,018	4,172
Income Tax and Social Contribution	(659)	(39)	(213)	(268)	(1,179)
Profit Sharing	(233)	(80)	(27)	(21)	(361)
Minority Interests	-	-	-	(203)	(203)

Recurring Net Income	916	443	545	526	2,429
(RAROC) – Return on Average Tier I Allocated Capital	19.3%	15.7%	28.9%	25.2%	21.1%
Efficiency Ratio	49.1%	25.2%	41.5%	46.3%	44.8%

Note: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.
Note: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

28 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Pro Forma  Financial Statements by Segment

On March 31, 2009	R$ million
	Itaú Unibanco Pro Forma
ASSETS	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco
Current and Long-Term Assets	456,134	180,566	76,289	26,407	614,314
Cash and Cash Equivalents	12,921	270	-	-	13,062
Short-term Interbank Deposits	180,352	64,617	-	-	126,542
Short-term Interbank Deposits in the Market	129,343	17,627	-	-	126,542
Short-term Interbank Deposits in Intercompany*	51,009	46,990	-	-	-
Securities	115,436	26,080	-	583	136,248
Interbank and Interbranch Accounts	16,035	162	-	-	16,044
Loans	85,042	75,846	79,429	-	240,290
(Allowance for Loan Losses)	(9,488)	(1,542)	(7,037)	(3,569)	(21,637)
Other Assets	55,837	15,134	3,898	29,392	103,765
Foreign Exchange Portfolio	33,023	12,499	-	-	39,424
Others	22,814	2,636	3,898	29,392	64,341
Permanent Assets	8,133	528	441	1,292	10,394
TOTAL ASSETS	464,267	181,094	76,730	27,699	624,708
	Itaú Unibanco Pro Forma
LIABILITIES AND EQUITY	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco
Current and Long-Term Liabilities	445,339	169,070	69,483	17,606	576,418
Deposits	206,459	93,025	8	-	202,458
Deposits with Clients	177,951	42,016	8	-	202,458
Deposits with Intercompany*	28,508	51,009	-	-	-
Securities Repurchase Agreements	55,691	31,141	62,604	-	127,510
Securities Repurchase Agreements in the Market	37,209	29,872	62,604	-	127,510
Securities Repurchase Agreements with Intercompany*	18,482	1,269	-	-	-
Funds from Acceptances and Issue of Securities	16,036	5,277	-	-	20,559
Interbank and Interbranch Accounts	4,296	1,830	0	-	5,974
Borrowings and On-Lendings	22,604	15,542	475	-	38,601
Derivative Financial Instruments	8,620	4,946	-	-	9,031
Other Liabilities	85,936	17,309	6,396	17,606	126,588
Foreign Exchange Portfolio	32,845	11,959	-	-	38,706
Others	53,092	5,350	6,396	17,606	87,882
Technical Provisions of Insurance, Capitalization and Pension Plans	45,697	-	-	-	45,697
Deferred Income	197	45	-	-	242
Minority Interest in Subsidiaries	-	-	-	3,050	3,050
Allocated Tier I Capital	18,731	11,979	7,247	7,042	44,999
TOTAL LIABILITIES AND EQUITY	464,267	181,094	76,730	27,699	624,708
*The Intercompany were eliminated in the Consolidated.

Pro Forma Financial Statement by Segment	R$ million
	Itaú Unibanco Pro Forma
1st Quarter/09	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco

Managerial Financial Margin	5,970	1,231	2,837	532	10,570
Financial Margin with Customers	5,294	1,231	2,837	-	9,362
Financial Margin with Corporation	676	-	-	(676)	-
Financial Margin with Market	-	-	-	1,207	1,207

Result from Loan Losses	(2,253)	(409)	(1,304)	540	(3,425)
Provision for Loan and Lease Losses	(2,498)	(412)	(1,465)	540	(3,834)
Recovery of Credits Written Off as Losses	246	3	161	-	410

Net Result from Financial Operations	3,717	822	1,533	1,071	7,145

Other Operating Income/(Expenses)	(1,907)	(227)	(575)	(102)	(2,812)
Banking fees and charge revenues	1,930	295	1,289	18	3,526
Operating Result of Insurance, Pension Plans and Capitalization	486	0	16	-	502
Non-interest Expenses	(4,154)	(418)	(1,650)	(141)	(6,357)
Tax Expenses for ISS, PIS and Cofins	(435)	(72)	(259)	(37)	(804)
Equity in Income (Losses) of Unconsolidated Investments	(0)	0	-	30	30
Other Operating Income	266	(32)	29	29	291

Operating Income	1,809	596	958	970	4,333

Non-operating Income	0	(2)	(22)	0	(23)

Income Before Tax and Profit Sharing	1,810	594	936	970	4,310
Income Tax and Social Contribution	(531)	(152)	(253)	(206)	(1,142)
Profit Sharing	(258)	(35)	(46)	(66)	(406)
Minority Interests	-	-	-	(200)	(200)

Recurring Net Income	1,020	407	637	496	2,562
(RAROC) – Return on Average Tier I Allocated Capital	22.4%	14.7%	35.2%	25.4%	23.1%
Efficiency Ratio	50.6%	29.4%	42.2%	26.1%	45.1%

Note: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.
Note: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

29 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Commercial Bank

Our results from the offer of financial products and banking to a diversified customer base, including individuals and companies, are apparent in our Commercial Bank segment. This segment comprises specific transactions designed to meet the requirements and needs of retail customers (individuals and very small companies), high-end, wealthy customers (private bank), as well as small and mid-sized companies.
The recurring net income of the Commercial Bank segment totaled R$ 916 million in the second quarter of 2009, a 10.3% decline compared to the prior quarter. Performance in the period was characterized by increased expenses relating to the assumption of credit risk, which were higher due to the continuing negative environment prompted by the world economic and financial crisis. It should be stressed, however, that the positive impact of the portion of the reversal of the excess provision related to this segment is not reflected in its results, but is rather allocated to the Corporation. Therefore, return on allocated capital stood at 19.3% per annum , while the efficiency ratio was 49.1% in the period. During the quarter, the teams in charge of integrating Itaú’s and Unibanco’s operations devised stages and timelines to be adopted during the branch transformation process with expectation to finish the integration process in the end of 2010.

Assets Under Management (AUM) R$ millions

During the second quarter of 2009, the balance of assets under management totaled R$ 304,609 million, increasing 13.2% from the prior period. During the period, we focused on obtaining resources via investment funds.
Noteworthy in the period was the restructuring of the retail fund pool, intended to enhance its competitiveness. As a result of the changes introduced, the initial investment amount requirements were lowered for a number of funds. These changes were designed to increase customer access to funds offering better profitability outlooks.

Payroll Credit
The payroll credit portfolio added up to R$ 6,684 million at June 30, 2009. The balance of our own payroll credit portfolio amounted to R$ 4,214 million on this same date, increasing by 10.0% from the prior quarter.

Real Estate Credit
Our real estate credit segment continued to record a significant growth rate in the balance of the credit portfolio during the second quarter of 2009, reaching R$7,110 million, which is equal to a 7.6% increase from the prior quarter.

New Contracts	R$ millions

			Variation
	2nd Q/09	1st Q/09	2nd Q/09 - 1st Q/09%
Individuals	508	468	40	8.5%
Companies	708	588	120	20.4%
New contracts	1,216	1,056	160	15.2%

Credit Cards
Itaú Unibanco is leader in the Brazilian credit card segment. Itaucard and Unicard offer a wide product portfolio to 17.3 million customers, including account holders and non-account holders.
The volume of customer transactions in the period - including Hipercard - totaled R$ 20,056 million, representing a 10.1% increase from the prior quarter. When compared to the same period of the previous year, this volume grew by 15.3%.

Quantity of Credit Card Accounts* in thousands

*Does not include additional cards.

Amount of Transactions R$ millions

30 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Credit Card Loan Portfolio

Itaú BBA

Itaú BBA is our segment responsible for banking transactions with large corporations and investment bank activities.
In the second quarter of 2009, Itaú BBA’s net profit amounted to R$ 443 million, increasing by 8.81% from the prior period. Return on allocated capital stood at 15.7% per year, while the efficiency ratio reached 25.2% in the quarter. The financial margin on customer transactions was impacted by the reduced volume of credit transactions and structured transactions, as well as the lower remuneration of the capital allocated to such transactions. The result of doubtful loans reflects risk re-ratings. Banking service fees increased, primarily driven by commissions received on sureties provided and cash management service results.

Consumer Credit

The results of our efforts to widen the offer of financial products and services to non-current account holders are apparent from the Consumer Credit segment figures. During the second quarter of 2009, net income of the Consumer Credit segment was R$ 545 million, or a 14.55% decrease compared to the first quarter of the year. Return on capital allocated to the segment reached 28.9% per annum , while the efficiency ratio for the quarter stood at 41.5%. This segment’s financial margin was affected by a smaller credit card financed volume and by lower interest rates on the allocated capital of this segment. Furthermore, we notice higher expenses associated with the assumption of credit risk.

Vehicle Financing
The business structure of the Consumer Credit segment is designed to provide financing of new, used and heavy vehicles, and motorcycles. The integration of the vehicle financing operating units of Itaú and Unibanco made significant progress during the period. At the end of the quarter, all new contracts were handled on a single platform. Itaú Unibanco’s market share at the end of the second quarter of 2009 was approximately 25% in the market of new financing and leasing of vehicles. In anticipation of the suspension of tax incentives offered by the government for the purchase of vehicles, both the demand and the number of deals closed in the period increased, thus boosting the portfolio balance. At the end of the period, however, the government extended the incentive measures for the sector. As a result of our current credit policies, we were able to sustain such growth in financing while simultaneously adopting more stringent criteria for granting credit. Basically, delinquency under Vehicle transactions became stable over the quarter, however at high levels. Older credit pools are the main responsible for such deterioration.

Financing Companies
The consumer credit offer is realized through Itaú Unibanco financing companies, comprised by our own branches, joint ventures and operating agreements with renowned retailers in the Brazilian market. The financing companies’ loan portfolio reached R$ 10,662 million in June, 2009.

31 Management Discussioon and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Insurance, Pension Plans and Capitalization

The pro forma financial statements below were prepared based on Itaú Unibanco internal and management information and are intended to identify the performance of the insurance-related businesses.

On June 30, 2009			R$ million
		Life and Pension
ASSETS	Insurance	Plans	Capitalization	Consolidated
Current and Long-Term Assets	10,063	42,129	1,628	52,481
Cash and Cash Equivalents	99	14	8	121
Securities	1,906	41,428	1,525	44,762
Other Assets	8,058	687	95	7,599
Permanent Assets	2,562	298	957	3,808
TOTAL ASSETS	12,624	42,427	2,584	56,289

			R$ million
		Life and Pension
LIABILITIES AND EQUITY	Insurance	Plans	Capitalization	Consolidated
Current and Long –Term Liabilities	11,419	40,264	2,422	52,759
Technical Provisions – Insurance	7,766	645	-	7,096
Technical Provisions – Pension Plans and VGBL	-	38,785	-	38,785
Technical Provisions – Capitalization	-	-	2,178	2,159
Other Liabilities	3,653	834	245	4,719
Allocated Tier I Capital	1,206	2,163	162	3,531
TOTAL LIABILITIES AND EQUITY	12,624	42,427	2,584	56,289

Income Statement			R$ million
		Life and Pension
2nd Quarter/09	Insurance	Plans	Capitalization	Consolidated
Earned Premiums (a)	1,464	185	-	1,649
Result of Pension Plans and Capitalization (b)	-	11	112	123
Retained Claims (c)	(710)	(62)	-	(772)
Selling Expenses (d)	(424)	(24)	(12)	(461)
Other Operating Income/(Expenses) of Insurance Operations (e)	(45)	(1)	0	(45)
Underwriting Margin (f=a+c+d+e)	285	98	-	383
Result from Insurance, Pension Plans and Capitalization (g=b+f)	285	109	100	494
Managerial Financial Margin	21	103	7	130
Banking fees and charge revenues	-	113	-	113
Non-interest Expenses	(187)	(51)	(47)	(285)
Tax Expenses for ISS, PIS and Cofins	(38)	(7)	(6)	(51)
Other Operating Income	6	1	0	6
Operating Income	86	269	54	408
Non-operating Income	4	0	0	4
Income Before Income Tax and Social Contribution	90	269	54	413
Income Tax/Social Contribution	(21)	(74)	(17)	(112)
Profit Sharing	(7)	(1)	0	(8)
Recurring Net Income	61	194	37	292

Note:  The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL. The Underwriting Margin refers to the insurance business.

32 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Insurance, Pension Plans and Capitalization

On March 31, 2009			R$ million
		Life and Pension
ASSETS	Insurance	Plans	Capitalization	Consolidated
Current and Long-Term Assets	8,442	39,912	1,584	49,833
Cash and Cash Equivalents	90	5	7	103
Securities	1,691	39,234	1,498	42,384
Other Assets	6,661	673	79	7,347
Permanent Assets	2,663	313	1,006	4,000
TOTAL ASSETS	11,105	40,225	2,590	53,833

				R$ million
		Life and Pension
LIABILITIES AND EQUITY	Insurance	Plans	Capitalization	Consolidated
Current and Long –Term Liabilities	9,886	38,177	2,436	50,411
Technical Provisions – Insurance	6,410	597	-	7,008
Technical Provisions – Pension Plans and VGBL	-	36,722	-	36,722
Technical Provisions – Capitalization	-	-	2,155	2,137
Other Liabilities	3,475	857	281	4,545
Allocated Tier I Capital	1,220	2,048	154	3,422
TOTAL LIABILITIES AND EQUITY	11,105	40,225	2,590	53,833

Income Statement				R$ million
		Life and Pension
1st Quarter/09	Insurance	Plans	Capitalization	Consolidated
Earned Premiums (a)	1,463	194	-	1,657
Result of Pension Plans and Capitalization (b)	-	13	97	110
Retained Claims (c)	(759)	(79)	-	(838)
Selling Expenses (d)	(408)	(20)	(13)	(441)
Other Operating Income/(Expenses) of Insurance Operations (e)	(73)	(5)	1	(78)
Underwriting Margin (f=a+c+d+e)	223	90	-	313
Result from Insurance, Pension Plans and Capitalization (g=b+f)	223	103	84	410
Managerial Financial Margin	94	129	27	249
Banking fees and charge revenues	-	114	-	114
Non-interest Expenses	(163)	(75)	(34)	(272)
Tax Expenses for ISS, PIS and Cofins	(33)	(16)	(5)	(54)
Other Operating Income	1	0	8	9
Operating Income	121	255	80	457
Non-operating Income	4	0	0	4
Income Before Income Tax and Social Contribution	126	255	80	461
Income Tax/Social Contribution	(33)	(70)	(26)	(129)
Profit Sharing	(6)	(1)	(0)	(7)
Recurring Net Income	87	184	54	324

Note:  The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL. The Underwriting Margin refers to the insurance business.

33 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Insurance, Pension Plans and Capitalization

Insurance
The result of the insurance segment, represented by the underwriting margin, significantly increased due to the lower amount of retained claims in the automobile, property and transportation lines.
Notwithstanding the higher underwriting margin, the factors which led to lower recurring net income in the quarter were: an increase in non-interest expenses – in particular, the provision for civil claims and the reduction in the financial margin, which in the first quarter of 2009 was positively impacted by the receipt of dividends from IRB Brasil RE in the amount of R$36.1 million, a fact that did not occur during the second quarter, and the less positive performance of investment funds.

Composition of earned premiums

Note: Insurance charts do not include the Itauseg Saúde companies and include the Life line of Itaú Vida e Previdência S.A.

Life and Pension Plan
The Life and Pension Plan subsegment recurring net income remained virtually unaltered when compared to the prior quarter. Lower non-interest and tax expenses, as well as higher other operating income were compensated by the decline in the managerial financial margin, driven by a less positive investment fund performance.

The most significant changes in the mix of premiums earned was the increase of “Life and Personal Injury” products as a share in the total portfolio, as well the reduction in “Other” products, driven by lower DPVAT product revenues in the quarter. Historically, the DPVAT product exhibits higher concentration of revenues in the first quarter of the year.

Capitalization
The capitalization subsegment recurring net income declined when compared to the prior quarter of 2009. In spite of an increase in the capitalization transaction results, the lower managerial financial margin – arising from the less positive performance of investment funds – drove a decrease in net income for the period.
During the quarter, the portfolio comprised 11.3 million active bonds.

Number of Contracts – Mass products

The number of contracts grew by 4.4% compared to the prior quarter, mostly driven by the Life and Personal Injury product.

34 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Insurance, Pension Plans and Capitalization

Combined Ratio
The combined ratio, which shows the operating cost efficiency in relation to income from premiums earned, improved by 280 basis point compared to the prior quarter.
A decline in the claim ratio was the main driver of the 450 basis point increase in the underwriting margin and improvement in the combined ratio.

Combined Ratio and Underwriting Margin

Note: combined ratio is the sum of the following indices: retained claims/earned premiums, selling expenses/earned premiums and administrative expenses + other operating income and expenses/ earned premiums
The underwriting margin is the sum of: earned premiums, retained claims, selling expenses and other operating income (expenses) of insurance operations.

Note: The chart does not include the Itauseg Saúde company and includes the Life line of Itaú Vida e Previdência S.A.

Insurance Technical Provisions
As of June 30, 2009, technical provisions remained stable at R$ 7.1 billion.

Note: According to Circular 379/2008 of Susep, beginning in 2009 the technical provisions are shown without deducting the balance of reinsurance. We have adjusted Dec/08 for comparison purposes.

Pension Plan Technical Provisions
At June 30, 2009, technical provisions totaled R$38.8 billion, growing by 5.6% from the prior quarter.

Capitalization Technical Provisions
Technical provisions of R$2.2 billion at June 30, 2009 remained stable compared to the prior quarter.

35 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Activities Abroad

Financial Statements
Below we present the financial statements of our main units abroad.

On June 30, 2009				R$ million
	Consolidated	Banco	Consolidated	Consolidated	Interbanco S.A.
ASSETS	Itaú Europa	Itaú Argentina	Itaú Chile	Itaú Uruguay	(Paraguay)
Current and Long-term Assets	25,205	2,223	11,104	3,082	1,838
Cash and Cash Equivalents	1,153	108	451	427	197
Short-term Interbank Deposits	3,848	304	13	447	210
Securities	1,097	306	2,147	473	295
Loans	5,745	1,180	7,997	1,189	795
(Allowance for Loan Losses)	(65)	(33)	(171)	(71)	(31)
Other Credits	13,254	174	364	85	43
Other Assets	174	184	303	532	329
Permanent Assets	703	61	166	24	17
Investments	468	5	1	0	1
Fixed Assets	13	57	116	23	16
Intangible Assets	221	-	49	0	-
TOTAL ASSETS	25,908	2,285	11,270	3,106	1,855

	Consolidated	Banco	Consolidated	Consolidated	Interbanco S.A.
LIABILITIES AND EQUITY	Itaú Europa	Itaú Argentina	Itaú Chile	Itaú Uruguay	(Paraguay)
Current and Long-term Liabilities	24,299	2,086	9,853	2,806	1,653
Deposits	7,799	1,558	7,210	2,434	1,514
Deposits Received under Securities Repurchase Agreements	-	225	208	-	-
Funds from Acceptances and Issue of Securities	1,838	-	438	-	-
Borrowings and On-lendings	1,218	11	1,089	15	4
Derivative Financial Instruments	174	1	437	-	-
Other Liabilities	13,268	292	467	357	135
Technical Provisions for Insurance, Pension Plans and Cap.	-	-	4	-	-
Deferred Income	10	-	0	-	0
Minority Interest in Subsidiaries	0	-	0	(0)	-
Stockholders' Equity	1,600	199	1,417	300	202
TOTAL LIABILITIES AND EQUITY	25,908	2,285	11,270	3,106	1,855

Income Statement				R$ million
	Consolidated	Banco	Consolidated	Consolidated	Interbanco S.A.
2nd Quarter/09	Itaú Europa	Itaú Argentina	Itaú Chile	Itaú Uruguay	(Paraguay)
Financial Margin	22	40	118	13	26
Result from Loan Losses	(7)	(1)	(38)	(1)	(1)
Provision for Loan and Lease Losses	(7)	(1)	(43)	(3)	(1)
Recovery of Credits Written-Off as Losses	-	0	5	2	-
Net Result from Financial Operations	14	40	80	12	24
Other Operating Income/(Expenses)	(21)	(35)	(35)	(12)	(5)
Banking Service Fees	32	16	24	31	11
Result from Operations of Insurance, Pension Plans and Cap.	-	-	5	-	-
Non-interest Expenses	(62)	(50)	(67)	(48)	(16)
Equity in the Earnings of Associated Companies	13	0	0	0	-
Other Operating Income	(4)	(1)	3	4	0
Operating Income	(6)	5	45	(0)	19
Non-operating Income	(0)	0	(1)	0	1
Income before Tax and Profit Sharing	(6)	5	44	0	20
Income Tax and Social Contribution	(10)	(1)	(6)	(3)	(2)
Profit Sharing	(1)	(2)	-	-	-
Minority Interest in Subsidiaries	0	-	(0)	(0)	-
Recurring Net Income	(17)	2	38	(3)	19
Return on Equity – Annualized (%p.y.)	-4.8%	3.9%	10.1%	-4.1%	30.7%
Efficiency Ratio	125.2%	90.7%	44.8%	98.6%	44.1%
Non-interest Expenses to total Assets (%p.y.)	1.0%	8.7%	2.4%	6.1%	3.5%

Europe (Lisbon, London and Luxembourg)
The 9.2% growth in our total consolidated assets is a result of the increase in the exchange arbitrage portfolio.
The reduced net income is directly linked to the effects of the local hedge structure, which has a contra entry in Brazil, partly offset by lower personnel and administrative expenses.

Argentina
In local currency terms, assets grew by 1.2%. However, when denominated in reais, assets declined by 16.4%, driven by the 17.6% depreciation of the Argentine peso against the real. The customer base expanded by 4.4% quarter-on-quarter. The decrease in the loan portfolio was mainly driven by the exchange depreciation and more selective credit granting criteria. Net income was strongly influenced by the exchange variation seen in the second quarter. The reduced financial margin on loans had two different impacts. On one hand, a portion of loans migrated from pesos to U.S. dollars, with lower spreads; on the other hand, a net reduction was seen in peso credit portfolios. As a result of the drop in volumes, the financial margin on deposits also decreased.

Chile
At the end of the second quarter of 2009, total assets stood at similar levels as in the prior quarter, in terms of local currency.

36 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Activities Abroad

On March 31, 2009					R$ million
	Consolidated	Banco	Consolidated	Consolidated	Interbanco S.A.
ASSETS	Itaú Europa	Itaú Argentina	Itaú Chile	Itaú Uruguay	(Paraguay)
Current and Long-term Assets	22,922	2,661	11,995	3,413	2,068
Cash and Cash Equivalents	1,649	158	533	1,253	195
Short-term Interbank Deposits	3,851	397	78	372	143
Securities	2,406	270	2,297	317	373
Loans	6,223	1,502	8,945	1,466	999
(Allowance for Loan Losses)	(65)	(36)	(177)	(83)	(34)
Other Credits	8,735	146	178	86	13
Other Assets	123	223	140	2	380
Permanent Assets	794	7 3	165	28	20
Investments	502	8	1	0	1
Fixed Assets	16	65	116	27	20
Intangible Assets	275	-	49	0	-
TOTAL ASSETS	23,716	2,734	12,161	3,440	2,088

	Consolidated	Banco	Consolidated	Consolidated	Interbanco S.A.
LIABILITIES AND EQUITY	Itaú Europa	Itaú Argentina	Itaú Chile	Itaú Uruguay	(Paraguay)
Current and Long-term Liabilities	22,407	2,497	10,544	3,097	1,801
Deposits	9,134	1,936	8,344	2,695	1,699
Deposits Received under Securities Repurchase Agreements	149	265	283	-	-
Funds from Acceptances and Issue of Securities	2,361	-	496	-	-
Borrowings and On-lendings	1,405	28	824	15	6
Derivative Financial Instruments	128	12	274	-	-
Other Liabilities	9,230	257	321	387	96
Technical provisions for insurance, pension plan and capitalization	-	-	3	-	-
Deferred Income	11	-	0	-	0
Minority Interest in Subsidiaries	0	-	0	0	-
Stockholders' Equity of Parent Company	1,297	236	1,616	343	287
TOTAL LIABILITIES AND EQUITY	23,716	2,734	12,161	3,440	2,088

Income Statement					R$ million
1st Quarter/09	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Interbanco S.A. (Paraguay)
Financial Margin	30	69	124	30	40
Result from Loan Losses	1	(14)	(47)	(2)	(6)
Provision for Loan and Lease Losses	1	(14)	(51)	(4)	(6)
Recovery of Credits Written-Off as Losses	-	0	4	2	-
Net Result from Financial Operations	31	55	78	28	34
Other Operating Income/(Expenses)	(14)	(36)	(49)	(19)	(7)
Banking Service Fees	34	21	23	44	13
Result from Op. of Insurance, Pension Plans and Capitalization	-	-	5	-	-
Non-interest Expenses	(76)	(67)	(80)	(70)	(21)
Equity in the Earnings of Associated Companies	8	0	0	(0)	-
Other Operating Income	20	9	2	7	(0)
Operating Income	18	19	29	9	27
Non-operating Income	0	0	0	0	(0)
Income before Tax and Profit Sharing	18	19	29	9	27
Income Tax and Social Contribution	(5)	(8)	(8)	(3)	(3)
Profit Sharing	(2)	(2)	-	-	-
Minority Interest in Subsidiaries	(0)	-	(0)	0	-
Recurring Net Income	11	9	20	6	24
Return on Equity - Annualized (%p.y.)	3.4%	14.9%	5.1%	6.9%	33.8%
Efficiency Ratio	89.9%	66.9%	51.5%	86.6%	38.4%
Non-interest Expenses by total Assets (%p.y.)	1.3%	9.8%	2.6%	8.1%	3.9%
The increase in net income was driven by the higher financial margin in local currency, as a result of the lower deflation levels in the quarter, higher spreads in the loan portfolio, gains on treasury transactions, improved results on loan transactions following the change in the loan portfolio rating during the prior quarter, and decrease in administrative expenses.

Uruguay
The 14.4% depreciation of the Uruguayan peso against the Brazilian real significantly affected the total asset figure, which declined by 9.7%, representing a real growth of 4.7%, in line with the customer base increase of approximately 1.6% in the second quarter. The real growth is funded by the increase in deposits, countered by the increase in the securities portfolio driven by the reduction in the credit portfolio, as a result of the adoption of more stringent criteria, partly offset by the expansion in credit card transactions.
The reduction in net income is directly associated with the decreased financial margin, driven by the local hedge structure of our investments, with a contra entry in Brazil, coupled with a drop in revenues from credit transactions, partly offset by increased service revenues from credit card transactions, as well as lower personnel expenses.

Paraguay
Total assets were down 11.2% at the end of the second quarter of 2009 which, considering the 14.9% depreciation of the guarani against the Brazilian real, represents a real growth in local currency of 3.7%, supported by the 2.9% expansion in the customer base. The real increase in deposits has a contra entry in investments in liquid instruments, as a result of the lower performance of the credit portfolio.
The net income decline directly reflects the decreased financial margin, as a function of higher interest expenses and guarantee fund expenses, driven by the expansion in deposits, and the drop in interest income associated with the credit portfolio, partly offset by lower provisions for doubtful accounts, considering the decrease in loans.

37 Management Discussion and Analysis	Itaú Unibanco Holding S.A.

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil

Report of Independent Auditors on Supplementary Information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.
(formerly Itaú Unibanco Banco Múltiplo S.A.)

1             In connection with our audits of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (consolidated) as of June 30, 2009 and 2008, on which we issued an unqualified opinion dated August 10, 2009, we performed a review of the supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations of Itaú Unibanco Holding S.A. and its subsidiaries for the second quarter of 2009.

2             Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of the Management Discussion and Analysis Report on the Consolidated Operations of the Itaú Unibanco Holding S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3             Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information referred above, in order for it to be adequately presented, in all material respects, in relation to the financial statements at June 30, 2009 taken as a whole.

São Paulo, August 10, 2009

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

Itaú Unibanco Holding S.A.

Complete Financial Statements

June 30, 2009

MANAGEMENT REPORT – 1ST HALF OF 2009

To our Stockholders:

We present the Management Report and the financial statements of  Itaú Unibanco Holding S.A. (Itaú Unibanco) (*) and its subsidiaries for the first half of 2009, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (SUSEP), and the National Council of Private Insurance (CNSP).

Integration has decisive phases completed

At the end of the first half of 2009, eight months after the announcement of the Itaú and Unibanco merger on November 3, 2008, the fast pace of the integration of Itaú and Unibanco businesses into only one operating platform was kept up. We communicate our satisfaction with the speed beyond expectations with which the process is being developed, focused on gains of synergy to build the largest private financial group in Latin America.

The unification process of the branch network is ongoing and shall continue for the next 18 months. The preparation for this operation will start in August, with the implementation of a pilot project in five branches. At the end of the first half, Itaú Unibanco had over 4.9 thousand branches and service centers.

In June, the Board of Directors approved the new Corporate Governance structure, which started to operate anchored in five committees:  Strategy; Capital and Risk Management; Audit; Appointments and Corporate Governance; and Personnel.

Noteworthy in this half was the progress obtained in the integration of teams, now ready for the new model of management of the people who will constitute Itaú Unibanco.  Acknowledged as one of the most complex aspects in the merger of two financial groups, the staff unification process has deserved all our best efforts to retain and develop talents.

The sequence of the main events occurred in the first half of 2009 regarding the structuring of Itaú Unibanco is as follows:
•	Interconnection of ATMs;
•	Final approval of merger by the Central Bank;
•	Definition of the decisions related to business model and market opportunities by the Integration Committee;
•	Standardization of the Itaú and Unibanco stock symbols at BM&FBovespa, New York Stock Exchange (NYSE) and Bolsa de Comércio de Buenos Aires (BCBA);
•	Definition of the organizational structures of the twelve executive areas;
•	Completion of the organization of new Sustainability Governance and dissemination of the combined 2008 Sustainability Report; and
•	Approval of the new Corporate Governance structure by the Board of Directors.

(*) New company name of Itaú Unibanco Banco Múltiplo S.A. awaiting approval by BACEN.

Economic environment and banking sector

Over the first half, the economic activity level was below that noted in the same period of the prior year. GDP decreased 0.8% in the first quarter of 2009, as compared to the fourth quarter of 2008, but the indicators for the period show that the economy is in a gradual recovery process.  Signs of reinvigoration may be seen in the partial recovery of industrial production and retail sales, stimulated by the government’s incentive measures, decrease in inflation and the reduction the interest rate over the first half. Initiatives of the Central Bank, such as the extension of the partial release of compulsory deposits  to finance the acquisition of portfolios of small and mid-sized banks, and the creation of a time deposit with special guarantee (of up R$ 20 million), aiming at making easier the funding of small and mid-sized banks, contributed to the stability and good operation of the Brazilian banking system during the international crisis.

Additionally, the availability of the Central Bank’s international reserves to assure the roll-over of the foreign debt of Brazilian companies contributed to keep the normality in international payments. In the twelve-month period, the Brazilian economy has shown a gradual recovery of the external funding capacity.  The direct foreign investment has come as a positive surprise and the trade balance result exceeded expectations.

Regarding the domestic credit, the behavior of credit to individuals and companies has changed in 2009. The demand for and granting of credit to individuals are already above the pre-crisis volume, stimulated by the improvement in expectations, stability of salaries and packages of tax incentives to encourage consumption. On the other hand, the decrease in the activity level, the high idle capacity level in industry and the increase of uncertainties associated with the development of the economy after the crisis are still affecting the conditions of credit to companies.

The recovery in activities started in the second quarter shall continue in the second half, giving rise to a greater demand for banking services, increasing funding for companies in capital markets and managed assets.

ITAÚ UNIBANCO

We present the main results for the first half of 2009. Considering the merger that created Itaú Unibanco at the end of 2008 and aiming at providing a better understanding of the changes in assets, liabilities and results from the new institution, for the effect of comparability, the data related to the first half of 2008 takes into account the addition of Itaú and Unibanco figures.

The information of Itaú Unibanco Pro Forma in the first half of 2008 presented below does not represent what could have occurred if the merger of shares had happened previously, nor corresponds to the financial statements of Itaú Unibanco, nor is indicative of future results.

	1st H/09	1st H/08 PRO FORMA	Change (%)	2nd Q/09	1st Q/09	Change (%)
Income- R$ million (1)
Gross Income from financial operations	23,320	17,752	31.4%	12,710	10,610	19.8%
Expense for allowance for loan losses	(8,086)	(5,133)	57.5%	(4,252)	(3,834)	10.9%
Income from recovery of credits written off as loss	871	695	25.3%	461	410	12.6%
Income from services and income from insurance, pension plan and capitalization	8,265	7,885	4.8%	4,237	4,027	5.2%
Personnel, administrative and other operating expenses	(12,590)	(10,996)	14.5%	(6,311)	(6,279)	0.5%
Recurring net income	4,990	5,555	-10.2%	2,429	2,562	-5.2%
Net income	4,586	5,582	-17.8%	2,571	2,015	27.6%
Results per share - R$
Recurring net income (2)	1.22	1.36	-10.3%	0.59	0.63	-5.3%
Net income (2)	1.12	1.36	-17.9%	0.63	0.49	27.5%
Book value	11.51	10.51	9.5%	11.51	10.98	4.8%
Dividends and interest on capital (net of taxes)	0.36	0.42	-14.2%	0.18	0.19	-5.7%
Price per preferred share (PN) (3)	31.17	32.60	-4.4%	31.17	25.85	20.6%
Market capitalization - R$ million (3)	128,034	123,396	3.8%	128,034	105,950	20.8%
Balance sheet - R$ million
Total assets	596,387	517,881	15.2%	596,387	624,708	-4.5%
Total loans (including endorsements and sureties)	265,966	231,160	15.1%	265,966	272,729	-2.5%
Free, raised and managed own assets	814,822	724,273	12.5%	814,822	809,977	0.6%
Subordinated debt	22,498	19,310	16.5%	22,498	22,946	-2.0%
Stockholders’ equity	47,269	43,038	9.8%	47,269	44,999	5.0%
Referential equity (Financial system consolidated)	67,605	57,507	17.6%	67,605	68,976	-2.0%
Financial ratios (%)
Annualized recurring return on average equity	22.0%	26.6%		21.1%	23.1%
Annualized return on average equity	20.2%	26.7%		22.3%	18.2%
Annualized return on average assets	1.5%	2.3%		1.7%	1.3%
Efficiency ratio (4)	45.0%	46.0%		44.8%	45.1%
Basel ratio (economic-financial consolidated)	16.5%	16.4%		16.5%	16.5%
Fixed assets ratio (economic-financial consolidated)	14.6%	13.0%		14.6%	14.8%

(1)	Excludes the non-recurring effects of each period.
(2)	For the 2009 periods, computed based on the weighted average of the number of shares and in the 1st H/08, computed based on the number of shares in December 2008 (4,097 million).
(3)	Calculated based on the average quotation of preferred shares on the last day of the period.
(4)	Calculated based on international criteria defined in the Management's Discussion & Analysis Report.

The complete financial statements and the Management’s Discussion & Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website (www.itauunibancori.com.br).

BUSINESS PERFORMANCE

The unification of Itaú’s and Unibanco’s expertises, brought about over the half, is already noticeable to all customers of Itaú Unibanco, who started to count on an even more intricate service structure all over the country and have new options of easier access to credit and services. Behind the expansion of the service structure, there are deep ongoing changes, with the adoption of the best management and business practices and integration of talents from both institutions.

The main indicators of Itaú Unibanco for the first half of 2009 are as follows.

Consolidated assets totaled R$ 596,387 million at June 30, 2009, the highest among the private financial groups of Latin America.

Net income for the first half of 2009 totaled R$ 4,586 million, with annualized return of 20.2% on average equity (26.7% for the first half of 2008). Recurring net income was R$ 4,990 million, with annualized return of 22.0%. In the first half of 2009, Itaú Unibanco paid or provided for taxes and contributions in the amount of R$ 7,900 million. The Bank also withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 4,072 million.

Consolidated stockholders’ equity totaled R$ 47,269 million at the end of June 2009. The loan portfolio, including endorsements and sureties, reached R$ 265,966 million, a 15.1% increase as compared to June 30, 2008. In Brazil, non-mandatory loans to individuals reached R$ 96,543 million, a 13.2% increase as compared to the same period of 2008. The large company segment reached R$ 91,664 million, and the very small, small and middle-market company segment reached R$ 54,312 million, a 28.5% increase as compared to June 30, 2008.  Free, raised and managed own assets totaled  R$ 814,822 million, a 12.5% increase as compared to June 30, 2008. At the end of June, Basel ratio stood at 16.5%, based on the economic-financial consolidated.

Itaú Unibanco’s preferred shares rose 18.3%, as compared to the quotation of December 31, 2008. The market value of Itaú Unibanco at Stock Exchanges was R$ 128.034 million at the end of June, being ranked 12th in the global bank ranking at June 30, 2009.

In the credit card segment, Itaú Unibanco holds the leading position in terms of billing, thus reflecting the growth of both institutions in this market in the last years. With the consolidation of Itaucard, Unicard and Hipercard businesses, the individual credit card portfolio reached in Brazil R$ 24,307 million at the end of June 2009.

At June 30, 2009 the balance of the individual vehicle portfolio of Itaú Unibanco in Brazil reached R$ 49,535 million. In the real estate market, Itaú Unibanco’s loan portfolio totaled R$ 7,110 million.

Insurance, pension plan and capitalization operations reached R$ 9,429 million in premiums earned in the half. Technical provisions of Insurance, Pension Plan and Capitalization reached R$ 48,044 million at the end of June 2009.

In the investment banking area, Itaú BBA took part in operations of debentures and promissory notes that totaled R$ 6.7 billion, and of securitization that totaled R$ 650 million in this half.   These operations assured the leadership in the Anbid ranking regarding the distribution of fixed income in the period. In capital markets, it was the joint bookrunner of a public offering with volume of R$ 2.2 billion. With this offering, it secured the leading position in the Anbid ranking of distribution in the 12-month period ended June 2009.

PEOPLE

After dedicating half a year to the identification and building of an integrated team, with multiple potentials, Itaú Unibanco considers that a great progress in the alignment of its employees has been achieved.

This phase of integration between both companies aims at unifying the best practices existing in Itaú and Unibanco. The challenge now is to cement in the whole organization a high-performance culture, based on meritocracy, in which a single and streamlined process for establishing goals will guide the employees' actions. The new system, which implementation shall be gradual, will enable the establishment of individual goals and will clarify the role of each person before the challenges faced by the organization.

At the end of June 2009, Itaú employed 104,000 employees. The company has worked hard to retain the talents of both companies. Several measures have been adopted to mitigate the challenges inherent in the process of the team integration process. Among the actions being carried out, new hires were suspended and the Reallocation Program has been created to offer the employees professional opportunities in all of the Group's areas.

The employees’ fixed compensation plus charges and benefits totaled R$ 4,134 million in this half. Welfare benefits granted to employees and their dependants totaled R$ 700 million. In addition, approximately R$ 53 million were invested in education, training and development programs.

RATINGS AND AWARDS

In the half, Itaú Unibanco's operations was recognized by renowned communication vehicles and institutions:

•
Financial Times Award – the British newspaper and the International Finance Corporation (IFC) granted Itaú Unibanco the Emerging Markets Sustainable Bank of the Year, offered to financial institutions that stood out in the creation of value in operations in the environmental, social and financial areas;

•
Management & Excellence Latin America – in the Annual Corporate Transparency and Sustainability Study of Ibovespa, Itaú Unibanco appeared among the companies with the highest level of transparency in sustainability among the surveyed companies;

•	Euromoney Magazine – Best Managed Company in Latin America and Best Company in Corporate Governance in Brazil awarded to Itaú Unibanco;
•	Latin Finance - Man of the Year to Roberto Setubal and Deals for the Year to Itaú BBA;
•	Conjuntura Econômica Magazine – Getulio Vargas Foundation – Melhores e Maiores Award in the Financial Groups category awarded to Itaú Unibanco; and
•	Emerging Markets Report - Global Leader for Banking in Latin America.

SUSTAINABILITY AND CORPORATE RESPONSIBILITY

The first half of the year represented an important period of achievements for the organization: the award of “Prêmio Itaú de Finanças Sustentáveis” (Itaú’s Sustainable Finance Award), launched in 2008; “Diálogos Itaú de Sustentabilidade” (Itaú’s Dialogues on Sustainability); the launch in March of “Banco de Ideias Sustentáveis (BIS)” (Bank of Sustainable Ideas), which objective is to stimulate the internal audience to suggest sustainability actions; and the announcement of the institutions selected to receive the funds from  “Programa Itaú Ecomudança” (Itaú’s ecochange program), aimed at encouraging initiatives and technologies for reducing emission of gases that contribute to global warming. In April, the new structure of Sustainability Governance, with the mission of strengthening and increasing the Bank’s alignment, focusing on the commitment to sustainability in all decision-making levels, was completed.

Social and cultural investments

In the half, social and cultural investments of Itaú Unibanco totaled approximately R$ 70 million.

The 8th edition of Itaú-Unicef Award, of Fundação Itaú Social, was launched in April, with the registration of about 1,900 projects.   The initiative, designed to qualify teachers and students in reading and writing, is currently part of the federal government’s agenda for public policies on education.   In this half, the cycle on Educational Management and Learning Results seminars, which is part of the Melhoria da Educação (improvement in municipal education) program, for government administrators.

In May, Instituto Unibanco completed the assessment of two programs in the education area. In the Jovem do Futuro (youth with a future) program, developed in partnership with state education departments, the study showed that the students of the 88 benefited schools had a remarkable advance in the learning of Portuguese Language and Mathematics.  In the Entre Jovens (among youth) program, the 25 thousand students of 171 schools benefited by the tutoring method showed better learning results as compared with other students.

Itaú Cultural received in its headquarters over 103 thousand people and organized 189 events, including workshops, lectures, seminars and traveling exhibitions in several states of the country and abroad.  The 2009 edition of Rumos Itaú Cultural (directions) received the record number of 1,714 projects by the end of June. It created a weekly musical program in partnership with TV Cultura in São Paulo, broadcasted to 19 Brazilian states. The monthly average number of visitors to the Instituto website was 825 thousand.

INDEPENDENT AUDITORS – CVM INSTRUCTION No. 381

. Procedures adopted by the Company

The policy adopted by Itaú Unibanco, its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to June 2009, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	February 17, 2009 – Agreement for using an electronic library of international accounting standards – (Comperio) Itaú Unibanco – Brazil; and
•	February 26, 2009 – Consulting and advisory services agreement in order to resolve specific issues involving tax, accounting and corporate law – Banco Itaú S.A. Brazil.

. Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

CIRCULAR LETTER No. 3,068/01 OF BACEN

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 2,992 million, corresponding to only 2.4% of total securities held.

ACKNOWLEDGEMENTS

We thank our employees for their efforts and skills which have been essential to reach consistent and differentiated results, and our stockholders and clients for the trust they put on us.

 (Approved at the Board of Directors' Meeting of August 10, 2009).

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL

Vice-Chairmen	Executive Vice-Presidents
ALFREDO EGYDIO ARRUDA VILLELA FILHO	ALFREDO EGYDIO SETUBAL (*)
ROBERTO EGYDIO SETUBAL	CANDIDO BOTELHO BRACHER

Members	Executive Directors
ALCIDES LOPES TÁPIAS	ANTONIO CARLOS BARBOSA DE OLIVEIRA
ALFREDO EGYDIO SETUBAL	CLÁUDIA POLITANSKI
CANDIDO BOTELHO BRACHER	MARCOS DE BARROS LISBOA (**)
FERNANDO ROBERTO MOREIRA SALLES	RICARDO BALDIN (**)
FRANCISCO EDUARDO DE ALMEIDA PINTO	RODOLFO HENRIQUE FISCHER
GUILLERMO ALEJANDRO CORTINA	SÉRGIO RIBEIRO DA COSTA WERLANG
GUSTAVO JORGE LABOISSIERE LOYOLA	SILVIO APARECIDO DE CARVALHO
HENRI PENCHAS
ISRAEL VAINBOIM	Directors
PEDRO LUIZ BODIN DE MORAES	CARLOS ELDER MACIEL DE AQUINO (**)
RICARDO VILLELA MARINO	JACKSON RICARDO GOMES
JOSÉ EDUARDO LIMA DE PAULA ARAUJO
LUIZ FELIPE PINHEIRO DE ANDRADE (**)
AUDIT COMMITTEE	MARCO ANTONIO ANTUNES
President	WAGNER ROBERTO PUGLIESE
GUSTAVO JORGE LABOISSIERE LOYOLA

Members	(*) Investor Relations Officer
ALCIDES LOPES TÁPIAS
EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES
GUY ALMEIDA ANDRADE
TEREZA CRISTINA GROSSI TOGNI

(**) Elected on 04/29/2009 - Awaiting BACEN's approval.
FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members	Accountant
ALBERTO SOZIN FURUGUEM	JOSÉ MANUEL DA COSTA GOMES
ARTEMIO BERTHOLINI	CRC - 1SP219892/O-0

ITAÚ UNIBANCO S.A.
(new company name of Banco Itaú S.A., approved at the E/ASM of 04/30/2009. Awaiting the Central Bank of Brazil's approval)

Chief Executive Officer and General Manager	Directors (Continued)
ROBERTO EGYDIO SETUBAL
JACKSON RICARDO GOMES
Executive Vice-Presidents	JASON PETER CRAUFORD *
ALFREDO EGYDIO SETUBAL	JEAN MARTIN SIGRIST JÚNIOR
ANTONIO CARLOS BARBOSA DE OLIVEIRA	JOÃO ANTONIO DANTAS BEZERRA LEITE
GERALDO JOSÉ CARBONE	JORGE LUIZ VIEGAS RAMALHO *
JOSÉ CASTRO ARAÚJO RUDGE	LAVÍNIA MORAES DE ALMEIDA NOGUEIRA JUNQUERA *
MÁRCIO DE ANDRADE SCHETTINI	LEILA CRISTIANE BARBOSA BRAGA DE MELO *
MARCO AMBROGIO CRESPI BONOMI	LINDA AGARINAKAMURA
RODOLFO HENRIQUE FISCHER	LUÍS ANTONIO RODRIGUES
RUY VILLELA MORAES ABREU	LUÍS EDUARDO GROSS SIQUEIRA CUNHA
SÉRGIO RIBEIRO DA COSTA WERLANG	LUÍS OTÁVIO MATIAS
LUIS TADEU MANTOVANI SASSI *
Executive Directors	LUIZ ANTONIO FERNANDES CALDAS MORONE
ALEXANDRE DE BARROS	LUIZ ANTONIO NOGUEIRA DE FRANÇA
CELSO SCARAMUZZA	LUIZ EDUARDO LOUREIRO VELOSO *
CLAUDIA POLITANSKI *	LUIZ FELIPE PINHEIRO DE ANDRADE *
DEMOSTHENES MADUREIRA DE PINHO NETO	LUIZ FERNANDO OLIVEIRA BARRICHELO
FERNANDO MARSELLA CHACON RUIZ	LUIZ MARCELO ALVES DE MORAES
IVO LUIZ DE SÁ FREIRE VIEITAS JUNIOR *	MANOEL ANTONIO GRANADO
JOÃO JACÓ HAZARABEDIAN	MARCELO BOOCK
JOSÉ ROBERTO HAYM *	MARCELO HABICE DA MOTTA
MARCOS DE BARROS LISBOA	MARCELO LUIS ORTICELLI *
OSVALDO DO NASCIMENTO	MARCELO TONHAZOLO *
RICARDO BALDIN *	MARCELO VILLAÇA MACEDO CARVALHO
RICARDO VILLELA MARINO	MARCO ANTONIO ANTUNES
SILVIO APARECIDO DE CARVALHO	MARCO ANTONIO SUDANO
MARCOS ANTÔNIO VAZ DE MAGALHÃES *
Directors	MARCOS AUGUSTO CAETANO DA SILVA FILHO *
ADRIANO BRITO DA COSTA LIMA	MARCOS AURÉLIO REITANO
ALEXANDRE ZÁKIA ALBERT	MARCOS BRAGA DAINESI *
ALMIR VIGNOTO	MARCOS ROBERTO CARNIELLI
ANDRÉ SAPOZNIK *	MARCOS SILVA MASSUKADO *
ANDRÉA MATTEUCCI PINOTTI CORDEIRO	MARCOS VANDERLEI BELINI FERREIRA *
ANTONIO CARLOS RICHECKI RIBEIRO	MAURÍCIO FERREIRA DE SOUZA *
ANTONIO SIVALDI ROBERTI FILHO	MÁXIMO HERNÁNDEZ GONZÁLEZ
ARNALDO PEREIRA PINTO	MIGUEL BURGOS NETO
AURÉLIO JOSÉ DA SILVA PORTELLA	NATALÍSIO DE ALMEIDA JÚNIOR
CARLOS ALBERTO BEZERRA DE MOURA *	OLIVIO MORI JÚNIOR
CARLOS AUGUSTO DE OLIVEIRA *	OSMAR MARCHINI
CARLOS EDUARDO DE CASTRO *	OSVALDO JOSÉ DAL FABBRO
CARLOS EDUARDO DE SOUZA LARA	PAULO EIKIEVICIUS CORCHAKI
CARLOS EDUARDO MONICO	PAULO MEIRELLES DE OLIVEIRA SANTOS *
CARLOS HENRIQUE DONEGÁ AIDAR	PEDRO PAULO DE ALMEIDA CARNEIRO CUNHA *
CARLOS HENRIQUE ZANVETTOR *	PLÍNIO CARDOSO DA COSTA PATRÃO *
CECÍLIA MARIA ARELLANO MISZPUTEN *	RENÊ MARCELO GONÇALVES *
CESAR PADOVAN	RENATA HELENA DE OLIVEIRA TUBINI
CÍCERO MARCUS DE ARAÚJO	RICARDO LIMA SOARES
CLÁUDIO CESAR SANCHES *	RICARDO ORLANDO
CLAUDIO JOSÉ COUTINHO ARROMATTE *	RICARDO RIBEIRO MANDACARU GUERRA
COSMO FALCO	RICARDO TERENZI NEUENSCHWANDER
CRISTIANE MAGALHÃES TEIXEIRA PORTELLA	ROBERTO LAMY *
EDUARDO ALMEIDA PRADO	ROBERT MACKELLAR RITCHIE
ELISABETE SZABO *	ROGERIO CARVALHO BRAGA *
ERNESTO ANTUNES DE CARVALHO	ROGÉRIO PAULO CALDERÓN PERES *
FABIO WHITAKER VIDIGAL	ROMILDO GONÇALVES VALENTE *
FERNANDO JOSÉ COSTA TELES	ROONEY SILVA
FLÁVIO AUGUSTO AGUIAR DE SOUZA	SANDRA NUNES DA CUNHA BOTEGUIM
HELI DE ANDRADE	SERGIO SOUZA FERNANDES JÚNIOR *

* Elected at the E/ASM of 04/30/09 - Awaiting BACEN's approval.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

EXECUTIVE BOARD
Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Executive Vice-Presidents
ANTONIO CARLOS BARBOSA DE OLIVEIRA
SÉRGIO RIBEIRO DA COSTA WERLANG

Executive Directors
CLAUDIA POLITANSKI
DANIEL LUIZ GLEIZER
DEMOSTHENES MADUREIRA DE PINHO NETO
SILVIO APARECIDO DE CARVALHO

Directors
MARCO ANTONIO ANTUNES
MIGUEL BURGOS NETO

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS	Directors
ALBERTO ZOFFMANN DO ESPÍRITO SANTO
Chairman	ALEXANDRE ENRICO SILVA FIGLIOLINO
ROBERTO EGYDIO SETUBAL	ANDRÉ FERRARI(*)
ANDRÉ LUIZ HELMEISTER
Vice-Chairmen	ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
FERNÃO CARLOS BOTELHO BRACHER	EDUARDO CARDOSO ARMONIA (*)
PEDRO MOREIRA SALLES (*)	EDUARDO CORSETTI (*)
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO
Members	EMERSON SAVI JUNQUEIRA
ALFREDO EGYDIO SETUBAL	FÁBIO DE SOUZA QUEIROZ FERRAZ
ANTONIO BELTRAN MARTINEZ	FABIO MASSASHI OKUMURA
CANDIDO BOTELHO BRACHER	FERNANDO FONTES IUNES
EDUARDO MAZZILLI DE VASSIMON	FRANCISCO DE ASSIS CREMA
HENRI PENCHAS (*)	GILBERTO FRUSSA
JOÃO DIONÍSIO FILGUEIRA BARRETO AMOÊDO	GUSTAVO HENRIQUE PENHA TAVARES
SÉRGIO RIBEIRO DA COSTA WERLANG	GUILHERME DE ALENCAR AMADO (*)
ILAN GOLDFAJN (*)
EXECUTIVE BOARD	JOÃO CARLOS DE GÊNOVA
JOÃO MARCOS PEQUENO DE BIASE
Chief Executive Officer	JOSÉ AUGUSTO DURAND
CANDIDO BOTELHO BRACHER	JOSÉ IRINEU NUNES BRAGA
LILIAN SALA PULZATTO KIEFER
Managing Vice-Presidents	LUÍS ALBERTO PIMENTA GARCIA
ALBERTO FERNANDES	LUIZ MARCELO ALVES DE MORAES (*)
ANTONIO CARLOS BARBOSA DE OLIVEIRA	MARCELO MAZIERO
DANIEL LUIZ GLEIZER (*)	MARCO ANTONIO SUDANO (*)
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	MARIO ANTONIO BERTONCINI (*)
RODOLFO HENRIQUE FISCHER (*)	MÁRIO LÚCIO GURGEL PIRES
MÁRIO LUÍS BRUGNETTI
Executive Directors	MARIO LUIZ AMABILE
ALEXANDRE JADALLAH AOUDE	MILTON MALUHY FILHO
ANDRÉ EMILIO KOK NETO	PASCHOAL PIPOLO BAPTISTA
ANDRÉ LUIS TEIXEIRA RODRIGUES	PAULO DE PAULA ABREU
CAIO IBRAHIM DAVID	PAULO ROMAGNOLI
DANIEL LUIZ GLEIZER	PAULO PIRES VAZ (*)
EDUARDO BUNKER GENTIL (*)	PAULO ROBERTO SCHIAVON DE ANDRADE (*)
NICOLAU FERREIRA CHACUR (*)	PEDRO REZENDE MARINHO NUNES
PAOLO SERGIO PELLEGRINI	RODRIGO PASTOR FACEIRO LIMA
PAULO ROMAGNOLI	TANIA SZTAMFATER CHOCOLAT (*)

(*) Elected on 04/30/2009 - awaiting BACEN's approval.

BANCO ITAUCRED FINANCIAMENTOS S.A.	ITAÚ SEGUROS S.A.

Chief Executive Officer	Chief Executive Officer
MARCO AMBROGIO CRESPI BONOMI	ROBERTO EGYDIO SETUBAL

Executive Vice-President	Superintendent Director
MÁRCIO DE ANDRADE SCHETTINI	JOSÉ CASTRO ARAÚJO RUDGE

Directors	Executive Directors
ADRIENNE PATRICE GUEDES DAIBERT	ANTONIO EDUARDO MÁRQUEZ DE FIGUEIREDO TRINDADE
CARLOS HENRIQUE ZANVETTOR	JOSÉ CARLOS MORAES ABREU FILHO
CLÁUDIO JOSÉ COUTINHO ARROMATTE	NEY FERRAZ DIAS
EVANIR COUTINHO USSIER
FERNANDO JOSÉ COSTA TELES	Managing Directors
FLÁVIO KITAHARA SOUSA	ANDRÉ HORTA RUTOWITSCH
GUSTAVO DUARTE RIBEIRO MOTA	JORGE HENRIQUE AZZE REIS
JACKSON RICARDO GOMES	MANES ERLICHMAN NETO
JASON PETER CRAUFORD	MARCO ANTONIO ANTUNES
LUÍS FERNANDO STAUB	MARCOS DE BARROS LISBOA
LUÍS OTÁVIO MATIAS	MOACYR ROBERTO FARTO CASTANHO
LUIZ FELIPE PINHEIRO DE ANDRADE	NORBERTO GIL FERREIRA CAMARGO
LUIZ HENRIQUE DIDIER JÚNIOR
LUIZ OTAVIO PINHO DO AMARAL
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
ROBERTO LAMY
RODOLFO HENRIQUE FISCHER

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

ASSETS	06/30/2009	06/30/2008
CURRENT ASSETS	450,916,855	266,285,030
CASH AND CASH EQUIVALENTS	9,377,879	5,600,733
INTERBANK INVESTMENTS (Notes 4b and 6)	126,032,870	67,168,704
Money market	105,658,046	55,792,390
Money market – Assets Guaranteeing Technical Provisions – SUSEP (Note 11b)	2,216,113	812,788
Interbank deposits	18,158,711	10,563,526
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	97,799,490	61,067,077
Own portfolio	37,265,047	21,526,615
Subject to repurchase commitments	3,651,382	1,855,079
Pledged in guarantee	6,217,805	6,381,662
Securities subject to unrestricted repurchase agreements	-	250,565
Deposited with the Central Bank	5,922,393	1,959,352
Derivative financial instruments	6,275,734	4,582,938
Assets guaranteeing technical provisions – PGBL/VGBL fund quotas (Note 11b)	34,475,799	21,148,807
Assets guaranteeing technical provisions – other securities (Note 11b)	3,991,330	3,362,059
INTERBANK ACCOUNTS	15,944,751	20,373,772
Pending settlement	3,003,327	3,783,286
Central Bank deposits	12,855,963	16,544,781
National Housing System (SFH)	11,025	29,726
Correspondents	68,731	6,284
Interbank onlending	5,705	9,695
INTERBRANCH ACCOUNTS	43,383	9,444
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 8)	139,684,173	81,650,928
Operations with credit granting characteristics (Note 4e)	152,998,179	86,540,371
(Allowance for loan losses) (Note 4f)	(13,314,006)	(4,889,443)
OTHER RECEIVABLES	59,267,066	28,692,230
Foreign exchange portfolio (Note 9)	29,135,401	15,146,148
Income receivable	660,062	635,491
Transactions with credit card issuers (Note 4e)	7,441,484	1,829,101
Receivables from insurance and reinsurance operations (Notes 4ml and 11b)	3,646,608	1,336,468
Negotiation and intermediation of securities	1,439,045	1,804,015
Sundry (Note 13a)	16,944,466	7,941,007
OTHER ASSETS (Note 4g)	2,767,243	1,722,142
Assets held for sale	445,307	339,622
(Valuation allowance)	(115,257)	(53,399)
Unearned premiums of reinsurance (Note 4ml)	732,842	188,472
Prepaid expenses (Note 13b)	1,704,351	1,247,447

LONG-TERM RECEIVABLES	135,361,844	73,348,106
INTERBANK INVESTMENTS (Notes 4b and 6)	2,292,845	898,018
Money market	483,867	57,573
Money market – Assets Guaranteeing Technical Provisions – SUSEP (Note 11b)	163,818	75,073
Interbank deposits	1,645,160	765,372
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	26,945,247	10,241,908
Own portfolio	15,912,344	6,354,281
Subject to repurchase commitments	-	591,495
Pledged in guarantee	4,532,992	1,173,868
Deposited with the Central Bank	313,619	-
Derivative financial instruments	1,772,191	1,370,333
Assets guaranteeing technical provisions – other securities (Note 11b)	4,414,101	751,931
INTERBANK ACCOUNTS - National Housing System (SFH)	554,023	404,553
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 8)	71,891,398	44,840,984
Operations with credit granting characteristics (Note 4e)	81,492,291	48,339,090
(Allowance for loan losses) (Note 4f)	(9,600,893)	(3,498,106)
OTHER RECEIVABLES	31,559,671	15,781,910
Foreign exchange portfolio (Note 9)	2,177,742	4,453,425
Sundry (Note 13a)	29,381,929	11,328,485
OTHER ASSETS – Prepaid expenses (Notes 4g and 13b)	2,118,660	1,180,733

PERMANENT ASSETS	10,108,367	6,276,004
INVESTMENTS (Notes 4h and 15a II)	2,153,458	1,253,379
Investments in affiliates	1,263,921	1,014,266
Other investments	1,071,905	339,531
(Allowance for losses)	(182,368)	(100,418)
FIXED ASSETS (Notes 4i and 15b)	4,186,015	2,213,452
Real estate in use	4,407,106	2,815,854
Other fixed assets	6,830,885	3,647,716
(Accumulated depreciation)	(7,051,976)	(4,250,118)
OPERATING LEASE ASSETS (Note 4j)	7,880	10,791
Leased assets	18,553	18,553
(Accumulated depreciation)	(10,673)	(7,762)
INTANGIBLE ASSETS (Notes 4k and 15b)	3,761,014	2,798,382
Acquisition of rights to credit payroll	2,477,099	2,015,258
Other intangible assets	2,387,981	1,028,288
(Accumulated amortization)	(1,104,066)	(245,164)
TOTAL ASSETS	596,387,066	345,909,140

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

LIABILITIES	06/30/2009	06/30/2008
CURRENT LIABILITIES	319,039,183	190,190,903
DEPOSITS (Notes 4b and 10b)	110,413,432	68,508,035
Demand deposits	22,918,472	18,016,969
Savings deposits	40,847,711	28,881,290
Interbank deposits	2,969,930	1,175,572
Time deposits	42,738,861	19,331,118
Other deposits	938,458	1,103,086
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 10c)	85,340,825	56,448,798
Own portfolio	26,273,060	23,156,877
Third-party portfolio	58,897,433	32,064,963
Free portfolio	170,332	1,226,958
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4b and 10d)	11,607,227	2,439,135
Real estate, mortgage, credit and similar notes	8,185,212	972,045
Debentures	92,422	89,675
Foreign borrowings through securities	3,329,593	1,377,415
INTERBANK ACCOUNTS	3,582,764	4,564,099
Pending settlements	2,682,756	3,007,145
Correspondents	900,008	1,556,954
INTERBRANCH ACCOUNTS	2,486,508	2,029,633
Third-party funds in transit	2,458,573	2,028,001
Internal transfers of funds	27,935	1,632
BORROWINGS AND ONLENDING (Notes 4b and 10e)	15,786,449	10,547,281
Borrowings	9,937,958	7,694,678
Onlending	5,848,491	2,852,603
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	5,580,597	3,601,183
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4m II and 11a)	8,816,697	2,630,200
OTHER LIABILITIES	75,424,684	39,422,539
Collection and payment of taxes and contributions	3,290,034	2,375,071
Foreign exchange portfolio (Note 9)	29,595,663	15,815,456
Social and statutory (Note 16b II)	2,612,923	1,896,991
Tax and social security contributions (Notes 4n, 4o and 14c)	6,968,147	2,649,306
Negotiation and intermediation of securities	1,635,570	1,981,430
Credit card operations (Note 4e)	19,932,852	9,328,964
Securitization of foreign payment orders (Note 10f)	139,960	194,774
Subordinated debt (Note 10g)	1,181,366	638,957
Sundry (Note 13c)	10,068,169	4,541,590

LONG-TERM LIABILITIES	226,743,438	123,191,409
DEPOSITS (Notes 4b and 10b)	79,680,947	14,988,280
Interbank deposits	176,796	119,006
Time deposits	79,504,151	14,869,274
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 10c)	36,568,182	39,771,574
Own portfolio	35,078,180	39,771,574
Free portfolio	1,490,002	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4b and 10d)	7,484,376	5,301,439
Real estate, mortgage, credit and similar notes	1,204,310	800,247
Debentures	2,832,136	2,135,640
Foreign borrowings through securities	3,447,930	2,365,552
BORROWINGS AND ONLENDING (Notes 4b and 10e)	16,750,775	7,309,649
Borrowings	4,199,600	2,827,419
Onlending	12,551,175	4,482,230
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	1,926,602	1,171,744
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4m II and 11a)	39,227,093	24,549,899
OTHER LIABILITIES	45,105,463	30,098,824
Foreign exchange portfolio (Note 9)	2,172,507	4,440,116
Tax and social security contributions (Notes 4n, 4o and 14c)	14,821,606	10,211,105
Securitization of foreign payment orders (Note 10f)	557,501	747,099
Subordinated debt (Note 10g)	21,316,308	11,917,610
Sundry (Note 13c)	6,237,541	2,782,894
DEFERRED INCOME (Note 4p)	212,576	70,609
MINORITY INTEREST IN SUBSIDIARIES (Note 22k)	3,122,372	2,114,964
STOCKHOLDERS’ EQUITY (Note 16)	47,269,497	30,341,255
Capital	45,000,000	17,000,000
Capital reserves	697,492	538,712
Revenue reserves	2,702,127	14,429,912
Asset valuation adjustment (Notes 4c, 4d and 7d)	111,123	(105,787)
(Treasury shares)	(1,241,245)	(1,521,582)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	596,387,066	345,909,140

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of Reais)

	01/01 to	01/01 to
	06/30/2009	06/30/2008
INCOME FROM FINANCIAL OPERATIONS	39,414,783	20,835,785
Loan, lease and other credit operations	23,698,465	13,345,868
Securities and derivative financial instruments	13,062,747	5,581,889
Financial income from insurance, pension plan and capitalization operations (Note 11c)	2,333,836	1,228,435
Foreign exchange operations	(20,290)	182,556
Compulsory deposits	340,025	497,037
EXPENSES ON FINANCIAL OPERATIONS	(16,094,576)	(8,986,957)
Money market	(14,184,469)	(7,224,356)
Financial expenses on technical provisions for pension plan and capitalization (Note 11c)	(2,073,690)	(992,443)
Borrowings and onlending	163,583	(770,158)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	23,320,207	11,848,828
RESULT OF LOAN LOSSES (Note 8d I)	(7,215,207)	(3,244,532)
Expense for allowance for loan losses	(8,086,080)	(3,787,483)
Income from recovery of credits written off as loss	870,873	542,951
GROSS INCOME FROM FINANCIAL OPERATIONS	16,105,000	8,604,296
OTHER OPERATING REVENUES (EXPENSES)	(6,458,196)	(2,377,777)
Banking service fees (Note 13d)	5,811,791	4,047,655
Asset management	1,020,786	974,749
Current account services	224,979	125,967
Credit cards	2,770,573	1,233,132
Sureties and credits granted	578,185	777,924
Receipt	595,905	369,392
Other	621,363	566,491
Income from bank charges (Note 13e)	1,331,011	928,121
Result from insurance, pension plan and capitalization operations (Note 11c)	1,121,756	686,104
Personnel expenses (Note 13f)	(4,860,100)	(2,971,112)
Other administrative expenses (Note 13g)	(5,656,345)	(3,057,888)
Tax expenses (Notes 4o and 14a II)	(2,018,466)	(1,124,735)
Equity in earnings of affiliates (Note 15a III)	78,638	9,179
Other operating revenues (Note 13h)	541,834	248,008
Other operating expenses (Note 13i)	(2,808,315)	(1,143,109)
OPERATING INCOME	9,646,804	6,226,519
NON-OPERATING INCOME (Note 22l)	353,416	291,722
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	10,000,220	6,518,241
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4o and 14a I)	(4,244,052)	(1,967,358)
Due on operations for the period	(4,743,047)	(2,010,529)
Related to temporary differences	498,995	43,171
PROFIT SHARING	(767,349)	(439,292)
Employees – Law No. 10,101 of 12/19/2000	(655,021)	(335,613)
Officers – Statutory – Law No. 6,404 of 12/15/1976	(112,328)	(103,679)
MINORITY INTEREST IN SUBSIDIARIES (Note 22k)	(403,087)	(27,426)
NET INCOME	4,585,732	4,084,165
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	4,101,543,305	2,974,070,092
NET INCOME PER SHARE – R$	1.12	1.37
BOOK VALUE PER SHARE – R$ (OUTSTANDING AT 06/30)	11.51	10.23

EXCLUSION OF NONRECURRING EFFECTS (Notes 2a and 22l)	404,650	(26,796)
NET INCOME WITHOUT NONRECURRING EFFECTS	4,990,382	4,057,369
NET INCOME PER SHARE – R$	1.22	1.36

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In thousands of Reais)

	01/01 to	01/01 to
	06/30/2009	06/30/2008
ADJUSTED NET INCOME	16,161,397	9,595,826
Net income	4,585,732	4,084,165
Adjustments to net income:	11,575,665	5,511,661
Granting of options recognized	56,210	-
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	(2,653,929)	(119,472)
Allowance for loan losses	8,086,080	3,787,483
Results from operations with subordinated debt	627,278	546,621
Results from securitization of foreign payment orders	(203,124)	(90,353)
Financial expenses on technical provisions for pension plan and capitalization	2,073,690	992,443
Depreciation and amortization	1,085,333	438,010
Adjustment to legal liabilities – tax and social security	1,540,567	241,496
Adjustment to provision for contingent liabilities	(376,992)	327,332
Deferred taxes	(498,995)	(43,171)
Equity in earnings of affiliates	(78,638)	(9,179)
Income from available-for-sale securities	558,351	(380,648)
Income from held-to-maturity securities	420,228	(25,673)
Amortization of goodwill - Redecard S.A. (Note 2a)	556,575	-
(Income) loss from sale of investments	(346,550)	(288,364)
Minority interest	403,087	27,426
Other	326,494	107,710
CHANGE IN ASSETS AND LIABILITIES	(1,058,600)	(5,409,026)
(Increase) decrease in interbank investments	17,224,916	(13,939,620)
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	5,695,713	(6,280,717)
(Increase) decrease in compulsory deposits with the Central Bank of Brazil	551,784	668,993
(Increase) decrease in interbank and interbranch accounts (assets/liabilities)	234,876	1,008,323
(Increase) decrease in loan, lease and other credit operations	1,280,188	(22,678,449)
(Increase) decrease in other receivables and other assets	382,092	(1,658,395)
(Increase) decrease in foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)	602,571	(369,380)
(Decrease) increase in deposits	(16,095,019)	1,904,138
(Decrease) increase in deposits received under securities repurchase agreements	(2,449,455)	31,487,254
(Decrease) increase in funds for issuance of securities	(504,042)	(630,534)
(Decrease) increase in borrowings and onlending	(10,200,933)	1,056,763
(Decrease) increase in credit card operations	(1,499,658)	(875,458)
(Decrease) increase in securitization of foreign payment orders	(2,928,148)	(77,349)
(Decrease) increase in technical provisions for insurance, pension plan and capitalization	2,555,603	1,019,088
(Decrease) increase in other liabilities	5,686,917	4,512,817
(Decrease) increase in deferred income	(18,529)	(2,900)
Payment of income tax and social contribution	(1,577,476)	(553,600)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	15,102,797	4,186,800

Interest on capital / dividends received from affiliated companies	49,716	78,657
Income from sale of available-for-sale securities	12,520,140	5,988,577
Income from redemption of held-to-maturity securities	3,119	356,777
Disposal of assets not for own use	114,261	25,393
Disposal of investments	369,112	298,914
Payment of income tax and social contribution from sale of investments	(117,827)	(98,044)
Sale of fixed assets	37,262	34,842
Purchase of available-for-sale securities	(9,372,551)	(8,780,289)
Cash and cash equivalents, net of assets and liabilities arising from the purchase of Redecard S.A. (Note 2a)	(485,994)	-
Purchase of investments	(11,751)	(202,771)
Purchase of fixed assets	(501,773)	(286,930)
Purchase of intangible assets	(226,166)	(224,987)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	2,377,548	(2,809,861)

Increase (decrease) in subordinated debt	(594,220)	561,574
Change in minority interest	(407,497)	76,986
Granting of stock options	137,872	76,582
Purchase of treasury shares	(21)	(1,289,995)
Interest on capital paid	(2,614,170)	(2,251,837)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(3,478,036)	(2,826,690)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,002,309	(1,449,751)

Cash and cash equivalents at the beginning of the period	35,777,232	22,499,400
Effect of changes in foreign exchange rates in cash and adjustment to cash equivalents	533,066	104,460
Cash and cash equivalents at the end of the period (Notes 4a and 5)	50,312,607	21,154,109

ITAÚ UNIBANCO HOLDING S.A.
Consolidate Statement of Added Value
(In thousands of Reais)

	01/01 to	01/01 to
	06/30/2009	06/30/2008
INCOME	38,699,285	22,649,753
Financial operations	39,414,783	20,835,785
Banking services	7,142,802	4,975,776
Result from insurance, pension plan and capitalization operations	1,121,756	686,104
Result of allowance for loan losses	(7,215,207)	(3,244,532)
Other	(1,764,849)	(603,380)
EXPENSES ON FINANCIAL OPERATIONS	(16,094,576)	(8,986,957)
INPUTS PURCHASED FROM THIRD PARTIES	(4,566,057)	(2,583,469)
Materials, energy and other	(211,280)	(193,502)
Third-party services	(1,464,441)	(595,132)
Other	(2,890,336)	(1,794,835)
Data processing and telecommunications	(1,262,060)	(836,450)
Advertising, promotions and publications	(387,970)	(235,526)
Conservation and maintenance	(285,962)	(144,187)
Transportation	(186,149)	(130,106)
Security	(186,900)	(118,584)
Travel expenses	(56,871)	(40,919)
Legal	(26,549)	(17,214)
Other	(497,875)	(271,849)
GROSS ADDED VALUE	18,038,652	11,079,327
DEPRECIATION AND AMORTIZATION	(655,234)	(282,609)
NET ADDED VALUE PRODUCED BY THE COMPANY	17,383,418	10,796,718
ADDED VALUE RECEIVED AS A TRANSFER	78,638	9,179
Equity in earnings	78,638	9,179
TOTAL ADDED VALUE TO BE DISTRIBUTED	17,462,056	10,805,897
DISTRIBUTION OF ADDED VALUE	17,462,056	10,805,897
Personnel	5,351,843	3,141,622
Compensation	4,391,515	2,564,706
Benefits	714,688	436,074
FGTS – severance pay fund	245,640	140,842
Taxes, fees and contributions	6,686,340	3,360,874
Federal	6,417,824	3,184,496
State	4,277	1,363
Municipal	264,239	175,015
Return on managed assets - Rent	435,054	191,810
Return on own assets	4,988,819	4,111,591
Dividends and interest on capital paid/provided for	1,709,276	1,331,439
Retained earnings/(loss) for the period	2,876,456	2,752,726
Minority interest in retained earnings	403,087	27,426

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In thousands of Reais)

	06/30/2009	06/30/2008
ASSETS

CURRENT ASSETS	8,087,722	940,002
CASH AND CASH EQUIVALENTS	18	-
INTERBANK INVESTMENTS (Notes 4b and 6)	7,243,359	180,440
Money market	328,009	180,440
Interbank deposits	6,915,350	-
OTHER RECEIVABLES	842,441	759,067
Income receivable (Note 15a I)	30,432	498,407
Sundry (Note 13a)	812,009	260,660
OTHER ASSETS – Prepaid expenses (Note 4g)	1,904	495
LONG-TERM RECEIVABLES	209,383	245,874
INTERBANK INVESTMENTS – Interbank deposits (Notes 4b and 6)	102,088	156,442
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	29,591	23,888
Own portfolio	25,059	23,888
Pledged in guarantee	4,532	-
OTHER RECEIVABLES - Sundry (Note 13a)	77,704	65,544
PERMANENT ASSETS	56,219,359	33,047,107
INVESTMENTS	56,218,684	33,046,567
Investments in subsidiaries (Notes 4h and 15a I )	56,218,277	33,046,567
Other	407	-
FIXED ASSETS (Notes 4i)	675	540
TOTAL ASSETS	64,516,464	34,232,983
LIABILITIES

CURRENT LIABILITIES	1,560,911	1,245,278
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	60	87
OTHER LIABILITIES	1,560,851	1,245,191
Social and statutory (Note 16b II)	1,518,911	1,234,074
Tax and social security contributions (Note 14c)	32,596	2,608
Sundry	9,344	8,509
LONG-TERM LIABILITIES	1,154,730	171,096
DEPOSITS – Interbank deposits (Notes 4b and 10b)	861,937	-
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	978	1,383
OTHER LIABILITIES	291,815	169,713
Tax and social security contributions (Note 14c)	290,457	168,397
Sundry	1,358	1,316
STOCKHOLDERS’ EQUITY (Note 16)	61,800,823	32,816,609
Capital	45,000,000	17,000,000
Capital reserves	697,492	538,712
Revenue reserves	17,233,453	16,905,266
Asset valuation adjustment - (Notes 4c, 4d and 7d)	111,123	(105,787)
(Treasury shares)	(1,241,245)	(1,521,582)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	64,516,464	34,232,983

ITAÚ UNIBANCO HOLDING S.A.
Statement of Income
(In thousands of Reais)

	01/01 to	01/01 to
	06/30/2009	06/30/2008
INCOME FROM FINANCIAL OPERATIONS	160,240	20,169
Securities and derivative financial instruments	160,240	20,169
EXPENSES ON FINANCIAL OPERATIONS	(32,368)	(19,200)
Money market	(32,368)	(19,200)
GROSS INCOME FROM FINANCIAL OPERATIONS	127,872	969
OTHER OPERATING REVENUES (EXPENSES)	3,266,309	3,579,674
Personnel expenses	(123,696)	(15,183)
Other administrative expenses	(23,565)	(16,470)
Tax expenses (Notes 14a II)	(8,048)	(10,895)
Equity in earnings of subsidiaries (Note 15a I)	3,450,870	3,646,941
Other operating revenues (expenses)	(29,252)	(24,719)
OPERATING INCOME	3,394,181	3,580,643
NON-OPERATING INCOME	7,373	5,134
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	3,401,554	3,585,777
INCOME TAX AND SOCIAL CONTRIBUTION (Note 4o)	544,144	214,729
Due on operations for the period	5,714	(11,181)
Related to temporary differences	538,430	225,910
PROFIT SHARING	(5,533)	(4,267)
Employees – Law No. 10,101 of 12/19/2000	(3,314)	(1,316)
Officers – Statutory – Law No. 6,404 of 12/15/1976	(2,219)	(2,951)
NET INCOME	3,940,165	3,796,239
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	4,101,543,305	2,974,070,092
NET INCOME PER SHARE – R$	0.96	1.28
BOOK VALUE PER SHARE – R$ (OUTSTANDING AT 06/30)	15.07	11.07

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders’ Equity (Note 16)
(In thousands of Reais)

				Asset valuation
		Capital	Revenue	adjustment -	Retained	(Treasury
	Capital	reserves	reserves	(Note 7d)	earnings	shares)	Total

BALANCES AT 01/01/2008	14,254,213	1,290,059	17,295,023	65,467	-	(1,172,394)	31,732,368
Capitalization with reserves – ASM/ESM of 04/23/2008	2,745,787	-	(2,745,787)	-	-	-	-
Restatement of equity securities and other	-	271	-	-	-	-	271
Treasury shares	-	(751,618)	(112,607)	-	-	(349,188)	(1,213,413)
Purchase of treasury shares	-	-	-	-	-	(1,289,995)	(1,289,995)
Granting of stock options – exercised options	-	-	(112,607)	-	-	189,189	76,582
Cancellation of shares – ASM/ESM of 04/23/2008	-	(751,618)	-	-	-	751,618	-
Change in adjustment to market value	-	-	-	(171,254)	-	-	(171,254)
Reversal of interest on capital and dividends paid on 03/03/2008 – Fiscal year 2007	-	-	3,837	-	-	-	3,837
Net income	-	-	-	-	3,796,239	-	3,796,239
Appropriations:
Legal reserve	-	-	189,812	-	(189,812)	-	-
Statutory reserves	-	-	2,274,988	-	(2,274,988)	-	-
Dividends and interest on capital	-	-	-	-	(1,331,439)	-	(1,331,439)
BALANCES AT 06/30/2008	17,000,000	538,712	16,905,266	(105,787)	-	(1,521,582)	32,816,609
CHANGES IN THE PERIOD	2,745,787	(751,347)	(389,757)	(171,254)	-	(349,188)	1,084,241
BALANCES AT 01/01/2009	29,000,000	597,706	31,192,635	(423,717)	-	(1,525,695)	58,840,929
Capitalization with reserves – ASM/ESM of 04/24/2009	16,000,000	-	(16,000,000)	-	-	-	-
Treasury shares	-	(38,350)	(108,249)	-	-	284,450	137,851
Purchase of treasury shares	-	-	-	-	-	(21)	(21)
Granting of stock options – exercised options	-	(38,350)	(108,249)	-	-	284,471	137,872
Granting of stock options recognized	-	138,136	(81,926)	-	-	-	56,210
Change in adjustment to market value	-	-	-	534,840	-	-	534,840
Reversal of interest on capital and dividends paid on 03/17 and 04/08/2009 – Fiscal year 2008	-	-	104	-	-	-	104
Net income	-	-	-	-	3,940,165	-	3,940,165
Appropriations:
Legal reserve	-	-	197,008	-	(197,008)	-	-
Statutory reserves	-	-	2,033,881	-	(2,033,881)	-	-
Dividends and interest on capital	-	-	-	-	(1,709,276)	-	(1,709,276)
BALANCES AT 06/30/2009	45,000,000	697,492	17,233,453	111,123	-	(1,241,245)	61,800,823
CHANGES IN THE PERIOD	16,000,000	99,786	(13,959,182)	534,840	-	284,450	2,959,894

ITAÚ UNIBANCO HOLDING S.A.
Statement of Cash Flows
(In thousands of Reais)

	01/01 to	01/01 to
	06/30/2009	06/30/2008
ADJUSTED NET INCOME (LOSS)	36,050	(50,829)
Net income	3,940,165	3,796,239
Adjustments to net income:	(3,904,115)	(3,847,068)
Granting of stock options recognized	56,210	-
Deferred taxes	(538,430)	(225,910)
Equity in earnings of subsidiaries (Note 15a I)	(3,450,870)	(3,646,941)
Amortization of goodwill	28,873	25,706
Other	102	77
CHANGE IN ASSETS AND LIABILITIES	(4,823,842)	667,111
(Increase) decrease in interbank investments	(6,708,115)	546,997
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	(5,900)	29,598
(Increase) decrease in other receivables and other assets	1,459,516	66,565
Increase (decrease) in deposits	515,940	-
Increase (decrease) in other liabilities	(85,283)	23,951
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(4,787,792)	616,282
Interest on capital/dividends received	7,420,636	3,099,212
(Purchase)/Disposal of investments	-	(222,500)
(Purchase) Disposal of fixed assets/deferred charges	(225)	(146)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	7,420,411	2,876,566
Granting of stock options	137,872	76,582
Purchase of treasury shares	(21)	(1,289,995)
Interest on capital paid	(2,614,170)	(2,251,837)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(2,476,319)	(3,465,250)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	156,300	27,598
CASH AND CASH EQUIVALENTS (Notes 4a and 5)
At the beginning of the period	171,727	152,842
At the end of the period	328,027	180,440

ITAÚ UNIBANCO HOLDING S.A.
Statement of Added Value
(In thousands of Reais)

	01/01 to	01/01 to
	06/30/2009	06/30/2008
INCOME	684,422	235,468
Financial operations	160,240	20,169
Other	524,182	215,299
EXPENSES ON FINANCIAL OPERATIONS	(32,368)	(19,200)
INPUTS PURCHASED FROM THIRD PARTIES	(23,012)	(16,109)
Materials, energy and other	(93)	(212)
Third-party services	(7,083)	(8,378)
Other	(15,836)	(7,519)
GROSS ADDED VALUE	629,042	200,159
DEPRECIATION AND AMORTIZATION	(102)	(81)
NET ADDED VALUE PRODUCED BY THE COMPANY	628,940	200,078
ADDED VALUE RECEIVED AS A TRANSFER	3,450,870	3,646,941
Equity in earnings	3,450,870	3,646,941
TOTAL ADDED VALUE TO BE DISTRIBUTED	4,079,810	3,847,019
DISTRIBUTION OF ADDED VALUE	4,079,810	3,847,019
Personnel	119,340	17,769
Compensation	113,196	15,446
Benefits	4,953	1,337
FGTS – severance pay fund	1,191	986
Taxes, fees and contributions	19,854	32,731
Federal	19,735	32,678
State	13	4
Municipal	106	49
Return on managed assets - Rent	451	280
Return on own assets	3,940,165	3,796,239
Dividends and interest on capital paid/provided for	1,709,276	1,331,439
Retained earnings/(loss) for the year	2,230,889	2,464,800

ITAÚ UNIBANCO HOLDING S.A.

 (The new company name of Itaú Unibanco Banco Múltiplo S.A., awaiting approval by
BACEN)

NOTES TO THE FINANCIAL STATEMENTS

FROM JANUARY 1 TO JUNE 30, 2009 AND 2008

 (In thousands of Reais)

NOTE 1 - OPERATIONS

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ UNIBANCO and of its subsidiaries (ITAÚ UNIBANCO CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009 (Note 22n), in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), and National Council of Private Insurance (CNSP), which include the use of estimates necessary to calculate accounting provisions.

On February 18, 2009, BACEN approved the merger of the financial operations of ITAÚ UNIBANCO S.A. (ITAÚ) and Unibanco – União de Bancos Brasileiros S.A. (UNIBANCO). These operations were integrated according to the respective business segment, through splits and mergers occurred on February 28, 2009; therefore, the Consolidated Financial Statements for the period from January 1 to June 30, 2009, and the corresponding notes to these financial statements are not presented with data “Without UNIBANCO”, as disclosed at December 31, 2008. At the Extraordinary Stockholders’ Meeting of April 24, 2009, awaiting approval by BACEN, stockholders approved the change in the name of Itaú Unibanco Banco Múltiplo S.A. to Itaú Unibanco Holding S.A.

On March 30, 2009, ITAÚ purchased 24,082,760 nominative common shares of Redecard S.A. for R$ 590,028, giving rise to a goodwill amounting to R$ 556,575 which, net of taxes, totaled R$ 506,483, fully amortized in the Consolidated Financial Statements. In view of this transaction, ITAÚ started to have the stockholding control over Redecard S.A., fully consolidated in the Financial Statements of ITAÚ UNIBANCO from the first quarter of 2009.

In order to enable the proper analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22l).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented at present value in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign Exchange Variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in Statement of Income from March 31, 2009, including for comparability effects.

The difference between the Net Income and Stockholders’ Equity between ITAÚ UNIBANCO and ITAÚ UNIBANCO CONSOLIDATED (Note 16d) results from the elimination of unrealized profits arising from transactions between the parent company and consolidated companies, and from the adoption of different criteria for the amortization of goodwill originated on purchase of investments and the recognition of deferred tax assets.

In ITAÚ UNIBANCO, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO CONSOLIDATED, this goodwill was fully amortized in the years when these investments occurred, in order to: a) permit better comparability with previous periods’ consolidated financial statements; and b) permit measuring Net Income and Stockholders’ Equity based on conservative criteria.

The consolidated financial statements comprise ITAÚ UNIBANCO and its direct and indirect subsidiaries, among which we highlight:

		Incorporation	Interest %
		country	06/30/2009	06/30/2008
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Ltda.		Portugal	100.00	100.00
Banco Fiat S.A.		Brazil	99.99	99.99
Banco Itaú Argentina S.A.		Argentina	99.99	99.96
Banco Itaú BBA S.A.		Brazil	99.99	95.75
Banco Itaú Chile S.A.		Chile	99.99	99.99
Banco Itaú Europa Luxembourg S.A.	(1)	Luxembourg	99.98	19.52
Banco Itaú Europa, S.A.	(1)	Portugal	99.99	19.53
Banco Itaú Uruguay S.A.		Uruguay	100.00	100.00
Banco Itaucard S.A.		Brazil	99.99	99.99
Banco Itaucred Financiamentos S.A.		Brazil	99.99	99.99
Banco Itauleasing S.A.		Brazil	99.99	99.99
BIU Participações S.A.	(2)(7)	Brazil	66.15	41.66
Cia. Itaú de Capitalização		Brazil	99.99	99.99
Dibens Leasing S.A. - Arrendamento Mercantil	(3)(6)	Brazil	100.00	99.99
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(2)	Brazil	50.00	50.00
Fiat Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(4)	Brazil	50.00	50.00
Hipercard Banco Múltiplo S.A.	(3)	Brazil	99.99	-
Itaú Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Itau Bank, Ltd.	(5)	Cayman Islands	100.00	100.00
Itaú Corretora de Valores S.A.		Brazil	99.99	99.99
Itaú Seguros S.A.		Brazil	100.00	100.00
Itaú Unibanco S.A.		Brazil	100.00	100.00
Itaú Vida e Previdência S.A.		Brazil	100.00	100.00
Itaú XL Seguros Corporativos S.A.	(4)	Brazil	50.00	50.00
Itaúsa Export S.A.	(1)	Brazil	100.00	22.23
OCA Casa Financiera S.A.		Uruguay	100.00	100.00
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	99.99	99.99
Redecard S.A. (Note 2a)	(7)	Brazil	50.00	23.21
Unibanco - União de Bancos Brasileiros S.A.	(3)	Brazil	100.00	-
Unibanco Holdings S.A.	(3)	Brazil	100.00	-
Unibanco Cayman Bank Ltd.	(3)	Cayman Islands	100.00	-
Unibanco Participações Societárias S.A.	(3)	Brazil	51.00	-

(1)	Increase in interest arising from the purchase of shares of Itausa Export S.A. and Itausa Europa S.A. by Itaú Unibanco S.A. in November 2008;
(2)	Companies with shared control included proportionally in consolidation;
(3)	Companies included in consolidation from December 31, 2008 as a result of the ITAÚ UNIBANCO merger;
(4)	Company with shared control, fully included in consolidation, as authorized by CVM, in view of the business management by ITAÚ UNIBANCO;
(5)	It does not include Redeemable Preferred Shares (Note 10 g);
(6)	In 2008 it represents the interest in ItauBank Leasing S.A. Arrendamento Mercantil merged in February 2009 as result of the corporate restructuring;
(7)	Increase in interest arising from ITAÚ UNIBANCO merger.

NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at June 30, 2009, according to present regulation, are as follows:

	Financial system	Economic-financial
	consolidated (1)	consolidated (2)
Referential equity (3)	65,696,455	67,605,372
Basel ratio	16.9%	16.5%
Tier I	13.4%	13.2%
Tier II	3.5%	3.3%
Fixed assets ratio (4)	31.8%	14.6%
Excess capital in relation to fixed assets	11,953,547	23,917,041

(1)	Consolidated financial statements including financial companies only;
(2)
Consolidated financial statements comprising all subsidiary companies, including insurance, pension plan and capitalization companies and those in which control is based on the sum of interests held by the bank, its managers, parent company and related companies, notwithstanding their percentage, as well as those directly or indirectly acquired, through investment funds;

(3)
The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments. CMN Resolution No. 3,674, of December 30, 2008, started permitting the full addition, to Tier I, of the additional provision amount to the minimum percentages required by CMN Resolution No. 2,682 of December 21, 1999, for loan, lease and other operations with credit characteristics;

(4)
The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

Management considers the current Basel ratio (16.5%, based on economic-financial consolidated) to be adequate, taking into account the following:

a)	It is much higher than the minimum required by the authorities (11.0%);

b)	In view of the realizable values of assets (Note 18), the tax effects of the provision exceeding the minimum required and unrecorded deferred tax assets, the ratio would increase to 17.8%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, and 3.388 of June 4, 2008, and 3,389, of June 25, 2008, and Circular Letters No. 3,309 and 3,310, of April 15, 2008 for market risk, and Circular No. 3,383 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008 for operating risk, were followed. For the operational risk portion, ITAÚ UNIBANCO opted for the use of the Alternative Standardized Approach.

The operational risk portion will be increasingly incorporated, as set forth by Circular No. 3,383. From January 1, 2009, it stands at 50% of the determined amount, and it will be increased every six-month period until reaching the full capital amount on January 1, 2010. Should the total effect be immediately considered, the Basel ratio would be 16.5% for the Financial System Consolidated and 16.2% for the Economic-Financial Consolidated.

The Referential Equity used for calculation of ratios and composition of risk exposures at June 30, 2009, are as follows:

			Economic-
	Financial system		financial
	consolidated		consolidated

Stockholders’ Equity Itaú Unibanco Holding S.A. (Consolidated)	47,269,497		47,269,497
Minority interest in subsidiaries	972,961		2,948,400
Unrealized income (loss)	2,308
Consolidated stockholders’ equity (BACEN)	48,244,766		50,217,897
Preferred shares with clause of redemption excluded from Tier 1	(773,070)		(773,070)
Additional provision for loan, lease and other operations	6,499,919		6,477,000
Revaluation reserves excluded from Tier I	(7)		(835)
Deferred permanent assets excluded from Tier I	(812,455)		(819,359)
Deferred tax assets excluded from Tier I	(760,689)		(795,080)
Adjustments to market value – securities and derivative financial instruments excluded from Tier I	(111,123)		(111,148)
Tier I	52,287,341		54,195,405
Preferred shares with clause of redemption	773,070		773,070
Subordinated debt	12,663,536		12,663,536
Revaluation reserves	7		835
Adjustment to market value - securities and derivative financial instruments	111,123		111,148
Tier II	13,547,736		13,548,589
Tier I + Tier II	65,835,077		67,743,994
Exclusions:
Funding instruments issued by financial institutions	(138,622)		(138,622)
Referential equity	65,696,455		67,605,372
Risk exposure:
Credit	40,990,506	95.8%	43,251,124	96.0%
Securities	2,304,245	5.4%	2,447,700	5.4%
Loan operations - Retail	8,310,314	19.4%	8,225,823	18.3%
Loan operations – Non-retail	12,405,952	29.0%	12,416,785	27.6%
Joint obligations - Retail	10,579	0.0%	10,579	0.0%
Joint obligations – Non-retail	3,398,375	7.9%	3,390,757	7.5%
Loan commitments - Retail	1,900,451	4.4%	1,881,178	4.2%
Loan commitments – Non-retail	1,186,161	2.8%	1,185,876	2.6%
Other exposures	11,474,429	26.8%	13,692,426	30.4%
Operational	930,588	2.2%	930,588	2.1%
Retail	161,318	0.4%	161,318	0.4%
Commercial	331,017	0.8%	331,017	0.7%
Corporate finance	33,113	0.1%	33,113	0.1%
Negotiation and sales	108,332	0.3%	108,332	0.2%
Payments and settlements	129,404	0.3%	129,404	0.3%
Financial agent services	43,831	0.1%	43,831	0.1%
Asset management	113,650	0.3%	113,650	0.3%
Retail brokerage	8,833	0.0%	8,833	0.0%
Business plans	1,090	0.0%	1,090	0.0%
Market	871,918	2.0%	883,770	2.0%
Operations subject to interest rate variation	663,114	1.5%	669,758	1.5%
Fixed rate denominated in Real	390,275	0.9%	388,618	0.9%
Foreign currency coupon	159,142	0.4%	167,443	0.4%
Price index coupons	90,303	0.2%	90,303	0.2%
Interest rate coupon	23,394	0.1%	23,394	0.1%
Operations subject to commodity price variation	10,817	0.0%	10,817	0.0%
Operations subject to stock price variation	197,987	0.5%	203,195	0.5%
Required Referential Equity	42,793,012	100.0%	45,065,482	100.0%
Excess capital in relation to Required Referential Equity	22,903,443	53.5%	22,539,890	50.0%
Exposure weighted by Risk	389,027,384		409,686,203

During this period, the effects of the changes in legislation and balances were as follows:

	Financial system consolidated			Economic-financial consolidated
Changes in the Basel Ratio	Referential	Weighted		Referential	Weighted
	equity	exposure	Effect	equity	exposure	Effect

Ratio at 12/31/2008	66,766,103	413,812,916	16.1%	67,994,861	416,539,726	16.3%
Results for the half-year	4,586,150	-	1.1%	4,979,996	-	1.2%
Interest on capital and dividends	(1,709,172)	-	-0.4%	(1,709,172)	-	-0.4%
Allowance for loan losses additional to the minimum percentage required by CMN Resolution No. 2,682/99	(1,288,885)	-	-0.3%	(1,314,000)	-	-0.3%
Granting of stock options - recognized	56,210	-	0.0%	56,210	-	0.0%
Granting of stock options – exercised options in the period	137,872	-	0.0%	137,872	-	0.0%
Asset valuation adjustment	534,189	-	0.2%	532,011	-	0.1%
Treasury shares	(21)	-	0.0%	(21)	-	0.0%
Subordinated debt and redeemable preferred shares	(2,895,881)	-	-0.7%	(2,895,881)	-	-0.7%
Deferred assets excluded from Tier I of referential equity	(126,772)	(126,772)	0.0%	(124,855)	(124,855)	0.0%
Other changes in referential equity	(363,338)	-	-0.1%	(51,649)	-	0.0%
Changes in risk exposure	-	(24,658,760)	1.0%	-	(6,728,668)	0.3%
Ratio at 06/30/2009	65,696,455	389,027,384	16.9%	67,605,372	409,686,203	16.5%

b)	Capital for Insurance Activity

SUSEP, following the worldwide trend towards the strengthening of the insurance market, disclosed on December 26, 2006 the Resolutions Nos. 155 and 158, amended by Resolutions No. 178 of December 28, 2007, and No. 200 of December 16, 2008, and Circular No. 355 of December 14, 2007. The regulations, in force as from January 2008, provide for the rules on minimum capital required for authorization and operation of insurance companies and rules for the allocation of capital from subscription risk for several insurance segments.

Noteworthy is the fact that the adjusted stockholders’ equity of ITAÚ UNIBANCO companies exclusively engaged in insurance activities is higher than the required regulatory capital. As of June 30, 2009, the capital required by the new SUSEP regulation was R$ 1,112,659, for an existing adjusted stockholders’ equity of R$ 3,420,593.

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)
Cash and cash equivalents – For purposes of Consolidated Statement of Cash Flows, it includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up 90 days or less.

b)
Interbank investments, remunerated restricted credits – Central Bank of Brazil, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlendings, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 556 of November 12, 2008.

c)
Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period.

•
Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•
Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)
Derivative financial instruments - These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•
Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income;

•
Cash Flow Hedge - The effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of hedge is recorded directly in the statement of income.

e)
Loan, lease and other credit operations (Operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which include funds arising from other credit related to transactions with credit card issuers.

f)
Allowance for loan losses - The balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•
Based exclusively on delinquency, write-offs of credit operations against loss must be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

g)
Other assets - These assets are mainly comprised by assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; reinsurance unearned premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)
Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)
Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Correspond to rights related to tangible assets intended for maintenance of the company's operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and control. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November  12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost, at the following annual rates:

Real estate in use	4%	to	8%
Leasehold improvements	From 10%
Installations, furniture, equipment and security, transportation and communication systems	10%	to	25%
EDP systems	20%	to	50%

j)
Operating leases – Leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1988 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts. The recognition in income will occur on the due date of the installments.

k)
Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and software and customer portfolios, amortized over a term varying from five to ten years.

l)
Reduction to the recoverable amount of assets – a loss is recognized when there are clear evidences that assets are stated at a non-recoverable value. From 2008, this procedure started to be adopted annually in the fourth quarter.

m)
Insurance, pension plan and capitalization operations – Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable – Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued.

•
Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

•
Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

II -
Technical provisions of insurance, pension plan and capitalization – provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the amendments introduced by CNSP Resolution No. 181, of December 19, 2007, and CNSP Resolution No. 195, of December 16, 2008.

II.I -	Insurance

•
Provision for unearned premiums – recognized to determine unearned premiums relating to the risk coverage period, calculated “pro rata die”, and relating to risks not yet issued, calculated based on estimates, according to an actuarial technical study;

•	Provision for premium deficiency – recognized according to the Technical Actuarial Note in case of insufficient Provision for unearned premiums;

•
Provision for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments, awaiting judicial decision, which amounts are determined by court-appointed experts and legal advisors that make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company;

•	Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

II.II -	Pension plan and individual life with living benefits – correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

•
Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits;

•	Provision for insufficient contribution – recognized in case of insufficient mathematical provisions;

•	Provision for events incurred but not reported (IBNR) – recognized for the estimated amount of events occurred but not reported;

•	Provision for financial surplus – recognized at the difference between the contributions adjusted daily by the Investment Portfolio and the funds guaranteeing them, according to the plan’s regulation;

•
Provision for financial variation – recognized according to the methodology provided for in the Technical Actuarial Note in order to guarantee that the financial assets are sufficient to cover mathematical provisions.

II.III-	Capitalization

•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

•	Provision for raffle contingencies – recognized according to the methodology provided for in the Technical Actuarial Note to cover the Provision for raffles in the event of insufficient funds.

n)
Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,535 of January 31, 2008.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•
Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•
Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; or remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II -	Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - these provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS	up to 5,00%
(1)
As from May 1, 2008, for financial subsidiaries and equivalent companies, the rate was changed from 9% to 15%, as provided for   in articles 17 and 41 of Law No. 11,727 of June 24, 2008. For non-financial and social security subsidiaries, the rate remained at   9%.

(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transitory Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules are recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)
Deferred income – this refers to unexpired interest received in advance that is recognized in income as earned, and the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

NOTE 5 – CASH AND CASH EQUIVALENTS

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO CONSOLIDATED are composed of the following:

	06/30/2009	06/30/2008
Cash and cash equivalents	9,377,879	5,600,733
Interbank deposits	5,910,434	5,544,333
Securities purchased under agreements to resell – Funded position	35,024,294	10,009,043
TOTAL	50,312,607	21,154,109

In ITAÚ UNIBANCO it is composed of the following:

	06/30/2009	06/30/2008
Cash and cash equivalents	18	-
Securities purchased under agreements to resell – Funded position	328,009	180,440
TOTAL	328,027	180,440

NOTE 6 - INTERBANK INVESTMENTS

	06/30/2009						06/30/2008

	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	94,490,437	10,409,858	757,751	483,867	106,141,913	82.7	55,849,963	82.1
Funded position (*)	38,661,558	6,508,439	757,751	483,867	46,411,615	36.2	22,831,015	33.5
Financed position	55,398,395	2,862,052	-	-	58,260,447	45.4	32,055,425	47.1
With free movement	5,656,059	2,858,003	-	-	8,514,062	6.6	991,725	1.5
Without free movement	49,742,336	4,049	-	-	49,746,385	38.8	31,063,700	45.7
Short position	430,484	1,039,367	-	-	1,469,851	1.2	963,523	1.4
Money market – Assets Guaranteeing Technical Provisions - SUSEP	2,016,969	64,436	134,708	163,818	2,379,931	1.9	887,861	1.3
Interbank deposits	6,872,322	7,560,285	3,726,104	1,645,160	19,803,871	15.4	11,328,898	16.6
TOTAL	103,379,728	18,034,579	4,618,563	2,292,845	128,325,715		68,066,722
% per maturity term	80.6	14.1	3.6	1.8
TOTAL – 06/30/2008	51,619,234	9,162,392	6,387,078	898,018	68,066,722
% per maturity term	75.8	13.5	9.4	1.3
(*)
Includes R$ 14,475,849 (R$ 9,897,593 at 06/30/2008) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&F Bovespa S.A. - Securities, Commodities and Futures Exchange (BM&FBovespa) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO at 06/30/2009, portfolio is composed of Money market – funded position falling due in up to 30 days amounting to R$ 328,009 (R$ 180,440 at 06/30/2008), and Interbank deposits from 181 to 365 days amounting to R$ 6,915,350 and over 365 days amounting to R$ 102,088 (R$ 156,442 at 06/30/2008).

NOTE 7 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	06/30/2009											06/30/2008
		Provision for adjustment to
		market value with impact
		on:
			Stockholders'
	Cost	Results	equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	48,086,461	184,182	393,095	48,663,738	39.1	2,702,572	832,613	4,757,848	9,610,765	9,050,083	21,709,857	18,221,670
Financial Treasury Bills	16,329,577	625	(377)	16,329,825	13.1	4,015	724,950	429,290	1,524,405	3,246,472	10,400,693	4,726,210
National Treasury Bills	16,477,803	127,504	32,228	16,637,535	13.3	2,445,734	-	4,061,860	7,041,811	3,078,920	9,210	8,416,046
National Treasury Notes	11,831,270	56,694	200,849	12,088,813	9.7	27,185	104,516	101,413	902,906	2,575,396	8,377,397	3,333,598
National Treasury Notes - M	-	-	-	-	-	-	-	-	-	-	-	10,554
National Treasury/Securitization	369,371	(936)	(46,574)	321,861	0.3	2,621	2,157	5,647	24,872	26,388	260,176	192,511
Brazilian External Debt Bonds	2,854,209	294	207,112	3,061,615	2.5	833	804	159,638	116,771	122,756	2,660,813	1,222,395
Investment in Non-exclusive Funds	222,184	-	-	222,184	0.2	222,184	-	-	-	-	-	320,356
Other	2,047	1	(143)	1,905	0.0	-	186	-	-	151	1,568	-
GOVERNMENT SECURITIES - ABROAD	9,311,841	27,366	101,228	9,440,435	7.5	1,365,659	926,581	2,590,059	2,798,139	923,691	836,306	11,408,602
Portugal	255,371	-	1,089	256,460	0.2	227,732	-	-	28,728	-	-	232,158
Austria	539,113	-	33,498	572,611	0.5	-	5,024	236,800	330,787	-	-	2,569,688
Argentina	301,211	934	-	302,145	0.2	20,160	140,605	3,812	8,237	60	129,271	110,164
Central Bank	172,069	934	-	173,003	0.1	20,160	140,605	3,812	8,237	60	129	107,533
National Treasury	129,142	-	-	129,142	0.1	-	-	-	-	-	129,142	2,631
Denmark	1,776,323	-	31,597	1,807,920	1.4	123,347	-	328,981	1,194,286	161,306	-	1,779,384
Spain	1,834,190	-	6,481	1,840,671	1.5	-	3,879	833,841	1,002,951	-	-	3,159,793
Korea	1,703,729	-	25,919	1,729,648	1.4	-	250,480	762,559	-	716,609	-	1,779,516
Chile	660,942	266	3,685	664,893	0.5	134,203	327,924	160,175	3,913	17,239	21,439	454,504
Paraguay	295,340	-	-	295,340	0.2	117,994	67,672	34,446	55,079	16,115	4,034	-
Uruguay	99,537	(581)	(1,594)	97,362	0.1	10,879	7,279	35,238	7,433	12,340	24,193	97,110
United States	1,827,768	26,739	541	1,855,048	1.5	731,169	123,677	194,024	166,725	-	639,453	664,478
Norway	-	-	-	-	-	-	-	-	-	-	-	529,340
Mexico	4,202	30	-	4,232	0.0	101	14	2	-	-	4,115	29,905
Other	14,115	(22)	12	14,105	0.0	74	27	181	-	22	13,801	2,562
CORPORATE SECURITIES	23,872,848	98,074	145,918	24,116,840	19.2	7,503,234	1,623,226	2,000,870	2,082,014	2,582,320	8,325,176	14,576,635
Eurobonds and other	3,003,388	175	22,147	3,025,710	2.4	240,570	74,857	250,637	650,331	114,362	1,694,953	3,137,364
Bank Deposit Certificates	2,144,441	(1)	-	2,144,440	1.7	317,500	199,486	112,109	454,326	508,205	552,814	1,574,080
Shares	3,336,821	85,482	3,146	3,425,449	2.7	3,425,449	-	-	-	-	-	1,360,535
Debentures	5,912,087	(1,827)	(4,553)	5,905,707	4.7	133,222	377,064	491,445	697,010	1,756,770	2,450,196	2,829,210
Promissory Notes	2,193,040	-	2,174	2,195,214	1.8	85,795	956,340	1,004,024	149,055	-	-	1,734,887
Quotas of funds	3,271,048	12,432	10,072	3,293,552	2.6	3,289,952	-	-	3,600	-	-	2,144,099
Fixed income	2,117,239	-	4,587	2,121,826	1.7	2,118,226	-	-	3,600	-	-	1,022,440
Credit rights	867,153	-	-	867,153	0.7	867,153	-	-	-	-	-	1,044,344
Other	286,656	12,432	5,485	304,573	0.2	304,573	-	-	-	-	-	77,315
Securitized real estate loans	3,876,247	1,813	113,368	3,991,428	3.2	7,443	15,298	28,565	127,477	195,485	3,617,160	1,796,417
Other	135,776	-	(436)	135,340	0.1	3,303	181	114,090	215	7,498	10,053	43
PGBL/VGBL FUND QUOTAS (1)	34,475,799	-	-	34,475,799	27.6	34,475,799	-	-	-	-	-	21,148,807
SUBTOTAL - SECURITIES	115,746,949	309,622	640,241	116,696,812	93.6	46,047,264	3,382,420	9,348,777	14,490,918	12,556,094	30,871,339	65,355,714
Trading securities	71,215,364	309,622	-	71,524,986	57.3	41,346,772	1,043,695	3,328,975	7,551,167	5,883,217	12,371,160	44,273,711
Available-for-sale securities	41,540,069	-	640,241	42,180,310	33.8	4,674,020	2,325,415	6,019,017	6,883,375	6,516,750	15,761,733	19,981,049
Held-to-maturity securities (2)	2,991,516	-	-	2,991,516	2.4	26,472	13,310	785	56,376	156,127	2,738,446	1,100,954
DERIVATIVE FINANCIAL INSTRUMENTS	7,589,538	458,387	-	8,047,925	6.6	2,546,239	949,819	953,739	1,825,937	582,392	1,189,799	5,953,271
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS)	123,336,487	768,009	640,241	124,744,737	100.0	48,593,503	4,332,239	10,302,516	16,316,855	13,138,486	32,061,138	71,308,985
						38.9%	3.5%	8.3%	13.1%	10.5%	25.7%
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(6,735,540)	(771,659)	-	(7,507,199)	100.0	(2,634,702)	(835,770)	(917,564)	(1,192,561)	(539,202)	(1,387,400)	(4,772,927)
(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customers’ responsibility, is recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account.

(2)	Unrecorded positive adjustment to market value in the amount of R$ 341,877 (R$ 184,061 at 06/30/2008), according to Note 7e.

b) Summary by portfolio

	06/30/2009
		Restricted to				Derivative
		Repurchase	Pledging of			financial	Assets guaranteeing
	Own portfolio	agreements	guarantees (1)	Free movement	Central Bank (2)	instruments	technical (Note 11b)	Total
GOVERNMENT SECURITIES – DOMESTIC	26,577,198	1,779,337	8,345,808	-	6,236,012	-	5,725,383	48,663,738
Financial Treasury Bills	7,085,411	234,450	3,080,988	-	4,933,636	-	995,340	16,329,825
National Treasury Bills	11,812,596	419,194	3,268,382	-	893,824	-	243,539	16,637,535
National Treasury Notes	5,130,752	66,567	1,996,438	-	408,552	-	4,486,504	12,088,813
National Treasury/Securitization	321,861	-	-	-	-	-	-	321,861
Brazilian External Debt Bonds	2,002,489	1,059,126	-	-	-	-	-	3,061,615
Investments in Non-exclusive Funds	222,184	-	-	-	-	-	-	222,184
Financial Treasury Bills	222,184	-	-	-	-	-	-	222,184
Other	1,905	-	-	-	-	-	-	1,905
GOVERNMENT SECURITIES - ABROAD	6,386,556	1,327,473	1,726,406	-	-	-	-	9,440,435
Portugal	256,460	-	-	-	-	-	-	256,460
Austria	337,583	-	235,028	-	-	-	-	572,611
Argentina	128	302,017	-	-	-	-	-	302,145
Central Bank	128	172,875	-	-	-	-	-	173,003
National Treasury	-	129,142	-	-	-	-	-	129,142
Denmark	1,639,331	-	168,589	-	-	-	-	1,807,920
Spain	1,387,600	-	453,071	-	-	-	-	1,840,671
Korea	889,635	-	840,013	-	-	-	-	1,729,648
Chile	607,591	57,302	-	-	-	-	-	664,893
Paraguay	295,340	-	-	-	-	-	-	295,340
Uruguay	97,362	-	-	-	-	-	-	97,362
United States	857,189	968,154	29,705	-	-	-	-	1,855,048
Mexico	4,232	-	-	-	-	-	-	4,232
Other	14,105	-	-	-	-	-	-	14,105
CORPORATE SECURITIES	20,213,637	544,572	678,583	-	-	-	2,680,048	24,116,840
Eurobonds and other	2,481,138	544,572	-	-	-	-	-	3,025,710
Bank Deposit Certificates	534,581	-	14,472	-	-	-	1,595,387	2,144,440
Shares	3,423,587	-	-	-	-	-	1,862	3,425,449
Debentures	4,631,550	-	394,769	-	-	-	879,388	5,905,707
Promissory Notes	2,090,682	-	-	-	-	-	104,532	2,195,214
Quotas of funds	2,950,523	-	269,342	-	-	-	73,687	3,293,552
Fixed income	1,852,484	-	269,342	-	-	-	-	2,121,826
Credit rights	793,466	-	-	-	-		73,687	867,153
Other	304,573	-	-	-	-	-	-	304,573
Securitized real estate loans	3,966,236	-	-	-	-	-	25,192	3,991,428
Other	135,340	-	-	-	-	-	-	135,340
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	-	34,475,799	34,475,799
SUBTOTAL - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	53,177,391	3,651,382	10,750,797	-	6,236,012	-	42,881,230	116,696,812
Trading securities	22,146,937	1,637,843	5,749,846	-	3,475,695	-	38,514,665	71,524,986
Available-for-sale securities	30,540,713	1,649,849	4,946,963	-	2,760,317	-	2,282,468	42,180,310
Held-to-maturity securities	489,741	363,690	53,988	-	-	-	2,084,097	2,991,516
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	8,047,925	-	8,047,925
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	53,177,391	3,651,382	10,750,797	-	6,236,012	8,047,925	42,881,230	124,744,737
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 06/30/2008	27,880,896	2,446,574	7,555,530	250,565	1,959,352	5,953,271	25,262,797	71,308,985

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	06/30/2009										06/30/2008
		Adjustment to
		market value
	Cost	(in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES – DOMESTIC	27,808,922	184,182	27,993,104	39.1	2,701,645	589,033	3,052,932	6,668,304	4,937,058	10,044,132	15,361,621
Financial Treasury Bills	8,984,093	625	8,984,718	12.6	4,015	494,196	355,139	611,945	373,476	7,145,947	3,695,273
National Treasury Bills	12,628,089	127,504	12,755,593	17.8	2,445,384	-	2,644,067	5,243,230	2,422,912	-	7,972,239
National Treasury Notes	5,821,213	56,694	5,877,907	8.2	26,617	91,877	43,429	782,081	2,110,525	2,823,378	2,464,206
National Treasury/Securitization	98,428	(936)	97,492	0.1	2,612	2,157	5,647	24,872	26,388	35,816	84,099
Brazilian External Debt Bonds	54,673	294	54,967	0.1	833	803	4,650	6,176	3,757	38,748	825,448
Investments in Non-exclusive Funds	222,184	-	222,184	0.3	222,184	-	-	-	-	-	320,356
Other	242	1	243	0.0	-	-	-	-	-	243	-
GOVERNMENT SECURITIES - ABROAD	2,235,969	27,366	2,263,335	3.1	830,531	298,117	96,292	230,041	22,421	785,933	2,385,478
Argentina	300,583	934	301,517	0.4	20,160	140,605	3,812	8,237	60	128,643	109,378
Central Bank	172,069	934	173,003	0.2	20,160	140,605	3,812	8,237	60	129	106,747
National Treasury	128,514	-	128,514	0.2	-	-	-	-	-	128,514	2,631
Denmark	-	-	-	-	-	-	-	-	-	-	197,163
Spain	-	-	-	-	-	-	-	-	-	-	412,415
Korea	-	-	-	-	-	-	-	-	-	-	957,411
Chile	195,265	266	195,531	0.3	37,867	82,930	57,843	-	5,259	11,632	12,059
Paraguay	295,340	-	295,340	0.4	117,994	67,672	34,446	55,079	16,115	4,034	-
Uruguay	6,835	(581)	6,254	0.0	829	3	8	-	965	4,449	107
United States	1,419,864	26,739	1,446,603	2.0	653,506	6,866	-	166,725	-	619,506	664,478
Mexico	4,202	30	4,232	0.0	101	14	2	-	-	4,115	29,905
Other	13,880	(22)	13,858	0.0	74	27	181	-	22	13,554	2,562
CORPORATE SECURITIES	6,694,674	98,074	6,792,748	9.6	3,338,797	156,545	179,751	652,822	923,738	1,541,095	5,377,805
Eurobonds and other	277,150	175	277,325	0.4	-	153	28,951	31,929	25,035	191,257	642,952
Bank Deposit Certificates	1,932,149	(1)	1,932,148	2.7	302,066	128,959	85,425	453,733	502,997	458,968	1,544,052
Shares	728,609	85,482	814,091	1.1	814,091	-	-	-	-	-	610,618
Debentures	1,483,027	(1,827)	1,481,200	2.1	2,119	27,447	42,068	152,526	391,220	865,820	1,227,832
Promissory Notes	107,636	-	107,636	0.2	74,201	-	18,759	14,676	-	-	20,249
Quotas of funds	2,133,897	12,432	2,146,329	3.1	2,146,329	-	-	-	-	-	1,215,131
Fixed income	1,974,030	-	1,974,030	2.9	1,974,030	-	-	-	-	-	892,626
Credit rights	100,012	-	100,012	0.1	100,012	-	-	-	-	-	304,666
Other	59,855	12,432	72,287	0.1	72,287	-	-	-	-	-	17,839
Securitized real estate loans	32,206	1,813	34,019	0.0	(9)	(14)	4,548	(42)	4,486	25,050	116,971
PGBL/VGBL FUND QUOTAS	34,475,799	-	34,475,799	48.2	34,475,799	-	-	-	-	-	21,148,807
Total	71,215,364	309,622	71,524,986	100.0	41,346,772	1,043,695	3,328,975	7,551,167	5,883,217	12,371,160	44,273,711
% per maturity term					57.8%	1.5%	4.7%	10.6%	8.2%	17.3%
Total 06/30/2008	44,362,753	(89,042)	44,273,711		25,872,515	330,245	714,364	5,537,667	4,814,829	7,004,091
% per maturity term					58.5%	0.7%	1.6%	12.5%	10.9%	15.8%

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	06/30/2009										06/30/2008
		Adjustment to
		market value
		(in
		stockholders'								Over 720
	Cost	equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
GOVERNMENT SECURITIES – DOMESTIC	17,605,995	393,095	17,999,090	42.6	927	232,624	1,704,472	2,886,784	3,970,894	9,203,389	2,042,264
Financial Treasury Bills	7,345,484	(377)	7,345,107	17.4	-	230,754	74,151	912,460	2,872,996	3,254,746	1,030,937
National Treasury Bills	3,849,714	32,228	3,881,942	9.2	350	-	1,417,793	1,798,581	656,008	9,210	443,807
National Treasury Notes	3,631,601	200,849	3,832,450	9.1	568	1,683	57,984	110,677	322,740	3,338,798	281,346
National Treasury/Securitization	270,943	(46,574)	224,369	0.5	9	-	-	-	-	224,360	108,412
Brazilian External Debt Bonds	2,506,448	207,112	2,713,560	6.4	-	1	154,544	65,066	118,999	2,374,950	177,762
Other	1,805	(143)	1,662	0.0	-	186	-	-	151	1,325	-
GOVERNMENT SECURITIES - ABROAD	7,056,883	101,228	7,158,111	17.1	534,845	628,218	2,493,767	2,568,098	901,270	31,913	9,006,087
Portugal	255,371	1,089	256,460	0.6	227,732	-	-	28,728	-	-	232,158
Austria	539,113	33,498	572,611	1.4	-	5,024	236,800	330,787	-	-	2,569,688
Argentina	628	-	628	0.0	-	-	-	-	-	628	786
Central Bank	-	-	-	-	-	-	-	-	-	-	786
National Treasury	628	-	628	0.0	-	-	-	-	-	628	-
Denmark	1,776,323	31,597	1,807,920	4.3	123,347	-	328,981	1,194,286	161,306	-	1,582,221
Spain	1,834,190	6,481	1,840,671	4.4	-	3,879	833,841	1,002,951	-	-	2,747,378
Korea	1,703,729	25,919	1,729,648	4.1	-	250,480	762,559	-	716,609	-	822,105
Chile	465,677	3,685	469,362	1.1	96,336	244,994	102,332	3,913	11,980	9,807	442,445
Uruguay	73,713	(1,594)	72,119	0.2	9,767	7,030	35,230	7,433	11,375	1,284	79,966
United States	407,904	541	408,445	1.0	77,663	116,811	194,024	-	-	19,947	-
Norway	-	-	-	-	-	-	-	-	-	-	529,340
Other	235	12	247	0.0	-	-	-	-	-	247	-
CORPORATE SECURITIES	16,877,191	145,918	17,023,109	40.4	4,138,248	1,464,573	1,820,778	1,428,493	1,644,586	6,526,431	8,932,698
Eurobonds and other	2,497,959	22,147	2,520,106	6.0	235,786	73,001	221,686	618,402	89,327	1,281,904	2,306,121
Bank Deposit Certificates	212,292	-	212,292	0.5	15,434	70,527	26,684	593	5,208	93,846	30,028
Shares	2,608,212	3,146	2,611,358	6.2	2,611,358	-	-	-	-	-	749,917
Debentures	4,363,875	(4,553)	4,359,322	10.3	109,698	349,393	449,036	543,785	1,351,554	1,555,856	1,532,033
Promissory Notes	2,085,404	2,174	2,087,578	4.9	11,594	956,340	985,265	134,379	-	-	1,714,638
Quotas of Funds	1,137,151	10,072	1,147,223	2.8	1,143,623	-	-	3,600	-	-	928,968
Fixed income	143,209	4,587	147,796	0.4	144,196	-	-	3,600	-	-	129,814
Credit rights	767,141	-	767,141	1.8	767,141	-	-	-	-	-	739,678
Other	226,801	5,485	232,286	0.6	232,286	-	-	-	-	-	59,476
Securitized real estate loans	3,836,703	113,368	3,950,071	9.3	7,452	15,312	24,017	127,519	190,999	3,584,772	1,670,950
Other	135,595	(436)	135,159	0.3	3,303	-	114,090	215	7,498	10,053	43
TOTAL	41,540,069	640,241	42,180,310	100.0	4,674,020	2,325,415	6,019,017	6,883,375	6,516,750	15,761,733	19,981,049
Adjustments of securities reclassified in prior years to the held-to-maturity category		17,862			11.4%	5.6%	14.7%	16.6%	15.5%	36.2%
Deferred taxes		(102,584)
Accounting adjustment - Hedge - Circular No. 3,082		(390,244)
Minority interests in subsidiaries		1,825
Adjustment of securities of unconsolidated affiliates		(55,977)
ADJUSTMENT TO MARKET VALUE – SECURITIES - 06/30/2009		111,123
TOTAL 06/30/2008	20,122,245	(141,196)	19,981,049		2,970,589	843,312	3,540,994	4,818,559	4,077,373	3,730,222
Adjustments of securities reclassified in prior years to the held-to maturity category		19,666			15.0%	4.1%	17.7%	24.1%	20.4%	18.7%
Deferred taxes		43,835
Minority interests in subsidiaries		7,659
Adjustment of securities of unconsolidated affiliates		(35,751)
ADJUSTMENT TO MARKET VALUE – SECURITIES - 06/30/2008		(105,787)
In ITAÚ UNIBANCO at 06/30/2009, portfolio is composed of Government Securities – National Treasury Notes amounting to R$ 24,505 and Financial Treasury Bills amounting to R$ 5,086, totaling R$ 29,591 (R$ 23,888 at 06/30/2008) with maturity over 365 days.

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost by maturity term. In the carrying value, not considered in results, are the amounts of R$ 17,862 (R$ 19,666 at 06/30/2008) included at June 30, 2009, relating to market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 341,877 (R$ 184,061 at 06/30/2008) at June 30, 2009.

	06/30/2009								06/30/2008
								Over 720	Carrying
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	value
GOVERNMENT SECURITIES – DOMESTIC	2,671,544	89.2	-	10,956	444	55,677	142,131	2,462,336	817,785
National Treasury Notes	2,378,456	79.4	-	10,956	-	10,148	142,131	2,215,221	588,046
National Treasury Notes - M	-	-	-	-	-	-	-	-	10,554
Brazilian External Debt Bonds	293,088	9.8	-	-	444	45,529	-	247,115	219,185
GOVERNMENT SECURITIES – ABROAD - Uruguay	18,989	0.6	283	246	-	-	-	18,460	17,037
CORPORATE SECURITIES	300,983	10.2	26,189	2,108	341	699	13,996	257,650	266,132
Eurobonds and other	228,279	7.6	4,784	1,703	-	-	-	221,792	188,291
Debentures	65,185	2.2	21,405	224	341	699	13,996	28,520	69,345
Securitized real estate loans	7,338	0.4	-	-	-	-	-	7,338	8,496
Other	181	0.0	-	181	-	-	-	-	-
Total	2,991,516	100.0	26,472	13,310	785	56,376	156,127	2,738,446	1,100,954
% per maturity term			1.0%	0.4%	0.0%	1.9%	5.2%	91.5%
Total 06/30/2008	1,100,954		349	8,940	11,594	16,091	37,329	1,026,651
% per maturity term			0.0%	0.8%	1.0%	1.4%	4.4%	92.4%

f)	Realized and unrealized gain of securities portfolio

	01/01 to	01/01 to
	06/30/2009	06/30/2008
Gain (loss) - Trading securities	777,582	(304,588)
Gain (loss) – Available-for-sale securities	217,471	(15,514)
Total realized gain	995,053	(320,102)
Adjustment to market value of trading securities	(141,706)	(45,798)
Total	853,347	(365,900)

g)	Reclassification of securities (article 5 of BACEN Circular Letter No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, are periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2008, the reclassification of securities may only be made upon the preparation of trial balances for six-month periods. In addition, the transfer from the “held-to-maturity” into the other categories may only occur in view of an isolated, unusual, nonrecurring and unexpected reason, which has occurred after the classification date.

As a result of the merger between Itaú and Unibanco, approved by BACEN on February 18, 2009, and for reflecting the intent of the new institution arising from such event, securities of Unibanco’s portfolio were reclassified from the “held-to-maturity” to “available-for-sale” securities amounting to R$ 957,306 thousand, giving rise to an increase to the stockholders’ equity of R$ 125,303 thousand, in view of the valuation to market value of such securities.

h)	Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and supply of a product that better meets the needs of the client in view of its operating characteristics.

The derivative transactions carried out by ITAÚ UNIBANCO and its subsidiaries with customers are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&F Bovespa or at the CETIP S.A. – OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards, options, swaps and credits with registration mainly in the Chicago, New York and London Exchanges.  It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at June 30, 2009, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratio, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to illiquidity of a specific contract is identified. Derivatives typically precified like this are future contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over-the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 17,785,086 and was basically composed by government securities.

I-	See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, reference ratio stated at notional amount, cost and market value:

			Balance sheet
			account
			receivable /	Adjustment to
	Memorandum account		(received)	market value
	Notional amount		(payable) / paid	(in results)	Market value
	06/30/2009	06/30/2008	06/30/2009	06/30/2009	06/30/2009	06/30/2008
Futures contracts	170,169,597	136,403,837	65,420	(28,408)	37,012	38,276
Purchase commitments	71,542,399	55,895,642	(9,785)	(9,793)	(19,578)	3,080
Foreign currency	6,338,982	12,431,040	(2,584)	1,455	(1,129)	(7,662)
Interbank market	59,754,756	40,955,348	(1,050)	474	(576)	(9,339)
Indices	5,196,491	2,390,828	(6,097)	2,473	(3,624)	4,233
Securities	233,045	103,387	-	87	87	-
Commodities	19,125	-	(54)	(14,282)	(14,336)	-
Other	-	15,039	-	-	-	15,848
Commitments to sell	98,627,198	80,508,195	75,205	(18,615)	56,590	35,196
Foreign currency	14,978,163	5,639,475	15,766	(24,571)	(8,805)	1,645
Interbank market	57,493,893	57,684,224	432	(119)	313	22,477
Fixed rate	8,220	-	-	(21)	(21)	-
Indices	22,217,167	15,616,277	58,906	(12,025)	46,881	13,525
Securities	1,525,073	1,444,746	-	431	431	(464)
Commodities	2,404,682	-	101	17,690	17,791	-
Other	-	123,473	-	-	-	(1,987)
Swap contracts			991,651	(93,362)	898,289	(193,435)
Asset position	87,093,489	52,669,739	2,436,757	458,345	2,895,102	2,416,280
Foreign currency	10,352,022	9,299,023	311,692	17,150	328,842	76,789
Interbank market	33,201,522	27,599,847	1,596,087	(45,447)	1,550,640	1,354,871
Fixed rate	21,547,612	5,641,616	92,780	202,912	295,692	252,698
Floating rate	8,845,032	-	34	138	172	-
Indices	11,001,707	9,332,794	416,322	282,897	699,219	717,294
Securities	48,687	-	19,773	403	20,176	-
Commodities	260,606	-	-	-	-	-
Other	1,836,301	796,459	69	292	361	14,628
Liability position	86,101,838	52,964,461	(1,445,106)	(551,707)	(1,996,813)	(2,609,715)
Foreign currency	13,394,675	10,921,486	(326,011)	(91,097)	(417,108)	(238,699)
Interbank market	19,664,949	22,207,901	(472,910)	90,407	(382,503)	(1,344,544)
Fixed rate	19,423,133	8,456,158	(172,017)	(286,317)	(458,334)	(234,064)
Floating rate	17,488,500	-	(65,546)	8,996	(56,550)	-
Indices	14,163,685	10,592,880	(394,232)	(273,744)	(667,976)	(769,593)
Securities	31,165	-	(14,244)	-	(14,244)	-
Commodities	79,848	-	(2)	2	-	-
Other	1,855,883	786,036	(144)	46	(98)	(22,815)
Option contracts	1,047,461,498	120,829,864	(111,265)	(229,645)	(340,910)	54,164
Purchase commitments – long position	355,437,690	29,198,835	1,089,799	(447,124)	642,675	212,112
Foreign currency	22,869,557	15,407,316	798,423	(398,275)	400,148	62,942
Interbank market	201,538,478	7,860,750	119,912	(41,592)	78,320	75,336
Floating rate	36,573	-	128	265	393	-
Indices	130,410,949	5,583,364	132,095	1,397	133,492	47,835
Securities	548,234	186,818	34,234	(6,628)	27,606	17,784
Commodities	33,899	-	5,007	(2,291)	2,716	-
Other	-	160,587	-	-	-	8,215
Commitments to sell – long position	184,802,357	23,984,714	937,841	476,463	1,414,304	417,320
Foreign currency	11,267,116	3,717,768	355,733	94,001	449,734	66,134
Interbank market	85,236,160	2,846,280	126,470	57,952	184,422	81
Indices	87,263,576	16,543,966	91,807	308,713	400,520	59,926
Securities	907,175	821,586	355,262	(586)	354,676	278,435
Commodities	128,330	-	8,569	16,383	24,952	-
Other	-	55,114	-	-	-	12,744
Purchase commitments – short position	247,248,901	50,427,928	(1,210,714)	629,867	(580,847)	(407,806)
Foreign currency	17,909,265	34,434,511	(890,351)	552,254	(338,097)	(143,897)
Interbank market	123,422,479	8,700,350	(78,632)	26,781	(51,851)	(85,262)
Indices	105,349,359	6,876,194	(213,216)	40,726	(172,490)	(155,302)
Securities	517,201	337,296	(22,225)	3,945	(18,280)	(16,957)
Commodities	50,597	-	(6,290)	6,161	(129)	-
Other	-	79,577	-	-	-	(6,388)
Commitments to sell – short position	259,972,550	17,218,387	(928,191)	(888,851)	(1,817,042)	(167,462)
Foreign currency	19,599,278	6,493,006	(700,671)	(516,917)	(1,217,588)	(72,095)
Interbank market	139,844,150	253,500	(97,081)	(88,410)	(185,491)	-
Indices	100,147,037	9,888,511	(121,952)	(268,174)	(390,126)	(84,704)
Securities	351,569	541,557	(3,538)	(11,312)	(14,850)	(7,664)
Commodities	30,516	-	(4,949)	(4,038)	(8,987)	-
Other	-	41,813	-	-	-	(2,999)
Forward contracts	4,374,926	3,729,617	20,304	(288)	20,016	1,524,040
Purchases receivable	1,006,973	1,011,401	281,875	493	282,368	148,824
Foreign currency	-	907,889	-	-	-	58,148
Interbank market	724,775	-	-	438	438	-
Fixed rate	134,341	-	134,278	-	134,278	-
Floating rate	147,652	-	147,579	54	147,633	-
Securities	-	97,540	-	-	-	87,099
Commodities	205	-	18	1	19	-
Other	-	5,972	-	-	-	3,577
Purchases payable	885	-	(281,848)	(99)	(281,947)	(84,671)
Fixed rate	-	-	(134,278)	-	(134,278)	-
Floating rate	-	-	(147,580)	(52)	(147,632)	-
Securities	-	-	-	-	-	(84,671)
Commodities	885	-	10	(47)	(37)	-
Sales receivable	1,262,097	-	1,262,140	58	1,262,198	1,857,490
Fixed rate	893,431	-	893,163	-	893,163	-
Floating rate	348,321	-	348,702	5	348,707	-
Indices	-	-	-	-	-	737
Securities	20,345	-	20,275	53	20,328	1,856,753
Sales deliverable	2,104,971	2,718,216	(1,241,863)	(740)	(1,242,603)	(397,603)
Foreign currency	375	2,572,860	2	(7)	(5)	(386,963)
Interbank market	2,104,596	-	-	(728)	(728)	-
Fixed rate	-	-	(899,487)	-	(899,487)	-
Floating rate	-	-	(342,378)	(5)	(342,383)	-
Other	-	145,356	-	-	-	(10,640)
Credit derivatives	5,304,116	6,343,155	(58,877)	(43,976)	(102,853)	23,523
Asset position	3,151,861	4,880,322	19,466	3,218	22,684	50,510
Foreign currency	509,048	115,939	6,789	2,577	9,366	2,845
Fixed rate	2,642,813	4,764,383	12,677	641	13,318	47,665
Liability position	2,152,255	1,462,833	(78,343)	(47,194)	(125,537)	(26,987)
Foreign currency	13,036	15,517	(6,799)	(2,464)	(9,263)	(1,665)
Interbank market	50,000	-	(146)	(85)	(231)	-
Fixed rate	2,089,219	1,373,316	(71,398)	(44,645)	(116,043)	(25,176)
Securities	-	74,000	-	-	-	(146)

			Balance sheet
			account receivable /	Adjustment to
	Memorandum account Notional		(received) (payable) /	market value (in
	amount		paid	results)	Market value
	06/30/2009	06/30/2008	06/30/2009	06/30/2009	06/30/2009	06/30/2008
Forwards operations	18,220,588	20,582,894	(1,243)	(3,424)	(4,667)	(292,270)
Asset position	9,755,915	10,989,372	554,168	(3,655)	550,513	677,654
Foreign currency	8,676,263	10,043,847	480,328	(3,585)	476,743	613,502
Interbank market	-	14,066	-	-	-	612
Fixed rate	483,438	110,834	70,116	(70)	70,046	5,379
Floating rate	596,214	-	3,724	-	3,724	-
Indices	-	820,624	-	-	-	58,161
Liability position	8,464,673	9,593,522	(555,411)	231	(555,180)	(969,924)
Foreign currency	7,819,115	9,020,017	(539,048)	357	(538,691)	(912,480)
Interbank market	1,779	13,509	(156)	-	(156)	(598)
Fixed rate	153,220	241,616	(12,651)	-	(12,651)	(38,466)
Floating rate	390,320	-	(2,380)	-	(2,380)	-
Indices	100,239	318,380	(1,176)	(126)	(1,302)	(18,380)
Forwards with target flow	133,648	-	(19,939)	6,187	(13,752)	-
Asset position	24,241	-	1,583	6,631	8,214	-
Foreign currency	9,487	-	1,583	65	1,648	-
Commodities	14,754	-	-	6,566	6,566	-
Liability position	109,407	-	(21,522)	(444)	(21,966)	-
Foreign currency	94,653	-	(18,868)	3,468	(15,400)	-
Commodities	14,754	-	(2,654)	(3,912)	(6,566)	-
Target flow of forwards	55,621	-	(8,243)	(1,712)	(9,955)	-
Liability position – foreign currency	55,621	-	(8,243)	(1,712)	(9,955)	-
Swap with target flow	3,672,301	-	(33,103)	(40,107)	(73,210)	-
Asset position	1,819,599	-	110,992	(70,054)	40,938	-
Foreign currency	855,471	-	50,346	(36,210)	14,136	-
Interbank market	786,423	-	59,622	(32,880)	26,742	-
Fixed rate	152,012	-	-	-	-	-
Floating rate	14,833	-	-	-	-	-
Indices	2,586	-	854	(854)	-	-
Commodities	8,274	-	170	(110)	60	-
Liability position	1,852,702	-	(144,095)	29,947	(114,148)	-
Foreign currency	1,257,715	-	(125,076)	41,673	(83,403)	-
Interbank market	537,819	-	(16,341)	(14,350)	(30,691)	-
Fixed rate	32,728	-	(2)	(7)	(9)	-
Floating rate	14,857	-	(24)	(21)	(45)	-
Indices	7,850	-	(2,652)	2,652	-	-
Commodities	1,733	-	-	-	-	-
Target flow of swap – foreign currency	4,981,902	-	(54,104)	129,092	74,988	-
Asset position	3,739,010	-	123,314	93,198	216,512	-
Foreign currency	3,657,891	-	121,087	92,013	213,100	-
Indices	7,058	-	-	-	-	-
Commodities	74,061	-	2,227	1,185	3,412	-
Liability position	1,242,892	-	(177,418)	35,894	(141,524)	-
Foreign currency	1,235,134	-	(177,418)	38,542	(138,876)	-
Commodities	7,758	-	-	(2,648)	(2,648)	-
Other derivative financial instruments	12,202,161	10,486,869	63,397	(7,629)	55,768	26,046
Asset position	7,700,374	7,480,218	706,183	(30,778)	675,405	134,805
Foreign currency	5,907,395	7,191,037	634,833	(13,205)	621,628	124,562
Fixed rate	-	71,636	-	-	-	4,463
Securities	463	-	-	120	120	-
Commodities	1,072	-	297	(3)	294	-
Other	1,791,444	217,545	71,053	(17,690)	53,363	5,780
Liability position	4,501,787	3,006,651	(642,786)	23,149	(619,637)	(108,759)
Foreign currency	4,346,617	2,868,770	(482,125)	23,149	(458,976)	(104,234)
Fixed rate	155,170	135,312	(160,661)	-	(160,661)	(4,465)
Indices	-	2,569	-	-	-	(60)
		ASSETS	7,589,538	458,387	8,047,925	5,953,271
		LIABILITIES	(6,735,540)	(771,659)	(7,507,199)	(4,772,927)
		TOTAL	853,998	(313,272)	540,726	1,180,344
Derivative contracts mature as follows (in days):
Clearing	0 - 30	31 - 180	181 - 365	Over 365	06/30/2009	06/30/2008
Futures	27,349,010	59,456,745	48,400,736	34,963,106	170,169,597	136,403,837
Swaps	28,262,287	17,787,202	13,846,310	24,760,933	84,656,732	50,661,730
Options	193,411,903	441,152,029	352,139,954	60,757,612	1,047,461,498	120,829,864
Forwards	2,614,886	201,734	628,222	930,084	4,374,926	3,729,617
Credit derivatives	249,272	1,252,725	1,787,403	2,014,716	5,304,116	6,343,155
Forwards	4,888,954	9,095,438	2,707,206	1,528,990	18,220,588	20,582,894
Forwards with target flow	58,795	74,853	-	-	133,648	-
Target flow of forwards	55,621	-	-	-	55,621	-
Swaps with target flow	494,069	595,712	157,030	461,796	1,708,607	-
Target flow of swap	265,721	1,224,796	513,343	2,978,042	4,981,902	-
Other	2,552,924	5,925,059	1,876,735	1,847,443	12,202,161	10,486,869
At June 30, 2009, ITAÚ UNIBANCO had derivative operations in the swap with target flow and target flow forward with 22 clients. Total exposure for these products at an exchange rate of R$ 1.95 per dollar, for settlement at maturity, was R$ 22 million (R$ 562 million at March 31, 2009, R$ 1.7 billion at December 31, 2008 and R$ 3.4 billion at October 31, 2008), representing an average debt of R$ 1 million per client. Of these clients, 17 have AA, A or B risk rating.

II- Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value and maturity:

	06/30/2009										06/30/2008
		Adjustment to
		market value								Over 720
	Cost	(in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
ASSETS
Futures	65,420	(28,408)	37,012	0.5%	20,640	28,334	4,433	(3,365)	(10,215)	(2,815)	38,276
BM&F Bovespa	-	(34,399)	(34,399)	-0.4%	(27)	(4,856)	(3,211)	(11,786)	(10,927)	(3,592)	19,939
Financial institutions	65,420	(11,664)	53,756	0.7%	20,667	29,169	1,896	535	712	777	14,499
Companies	-	17,655	17,655	0.2%	-	4,021	5,748	7,886	-	-	3,838
Option premiums	2,027,640	29,339	2,056,979	25.6%	387,167	162,728	233,723	1,198,245	64,892	10,224	629,432
BM&F Bovespa	592,615	14,815	607,430	7.5%	168,134	60,659	73,798	266,715	37,302	822	257,343
Financial institutions	971,357	67,966	1,039,323	12.9%	204,260	95,990	148,606	566,915	17,585	5,967	75,056
Companies	463,627	(53,426)	410,201	5.1%	14,773	6,054	11,319	364,615	10,005	3,435	297,033
Individuals	41	(16)	25	0.0%	-	25	-	-	-	-	-
Forwards	1,544,015	551	1,544,566	19.2%	1,538,146	5,125	317	936	42	-	2,006,314
BM&F Bovespa	434	22	456	0.0%	65	386	-	5	-	-	1,894,981
Financial institutions	221,252	527	221,779	2.8%	215,848	4,660	317	912	42	-	110,156
Companies	1,322,197	-	1,322,197	16.4%	1,322,197	-	-	-	-	-	1,177
Individuals	132	2	134	0.0%	36	79	-	19	-	-	-
Swaps – Adjustment receivable	2,436,757	458,345	2,895,102	36.0%	352,510	306,738	523,207	407,727	361,379	943,541	2,416,280
BM&F Bovespa	129,202	63,666	192,868	2.4%	10,138	3,916	10,901	37,152	23,995	106,766	367,674
Financial institutions	585,736	207,300	793,036	9.9%	42,369	72,445	155,003	210,685	140,601	171,933	362,210
Companies	1,718,197	185,261	1,903,458	23.7%	299,313	230,086	356,175	159,207	196,712	661,965	1,512,467
Individuals	3,622	2,118	5,740	0.1%	690	291	1,128	683	71	2,877	173,929
Credit derivatives	19,466	3,218	22,684	0.3%	53	9,026	2,644	2,805	317	7,839	50,510
Financial institutions	19,443	3,189	22,632	0.3%	53	8,974	2,644	2,805	317	7,839	50,510
Companies	23	29	52	0.0%	-	52	-	-	-	-	-
Forwards	554,168	(3,655)	550,513	6.8%	79,532	245,685	89,178	109,865	22,429	3,824	677,654
Financial institutions	317,407	(2,000)	315,407	3.9%	41,104	109,203	58,709	91,778	10,889	3,724	409,813
Companies	235,382	(1,654)	233,728	2.9%	38,015	135,685	30,467	18,084	11,377	100	267,712
Individuals	1,379	(1)	1,378	0.0%	413	797	2	3	163	-	129
Forwards with target flow - Companies	1,583	6,631	8,214	0.1%	451	7,763	-	-	-	-	-
Swaps with target flow	234,306	23,144	257,450	3.2%	29,886	19,677	14,314	9,806	133,151	50,616	-
Swaps – Companies	110,992	(70,053)	40,939	0.5%	26,127	11,236	666	1,031	1,057	822	-
Target flow of swaps – Companies	123,314	93,197	216,511	2.7%	3,759	8,441	13,648	8,775	132,094	49,794	-
Other	706,183	(30,778)	675,405	8.4%	137,854	164,743	85,923	99,918	10,397	176,570	134,805
BM&F Bovespa	-	-	-	0.0%	-	-	-	-	-	-	2,091
Financial institutions	204,069	(17,260)	186,809	2.3%	4,369	1,160	244	1,745	3,288	176,003	132,714
Companies	502,114	(13,518)	488,596	6.1%	133,485	163,583	85,679	98,173	7,109	567	-
Total	7,589,538	458,387	8,047,925	100.00%	2,546,239	949,819	953,739	1,825,937	582,392	1,189,799	5,953,271
% per maturity term					31.6%	11.8%	11.9%	22.7%	7.2%	14.8%
Total 06/30/2008	5,581,120	372,151	5,953,271		1,533,822	1,153,530	664,473	1,231,113	477,262	893,071
% per maturity term					25.8%	19.4%	11.2%	20.7%	8.0%	15.0%

	06/30/2009										06/30/2008
		Adjustment to
		market value								Over 720
	Cost	(in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
LIABILITIES
Option premiums	(2,138,905)	(258,984)	(2,397,889)	31.9%	(635,266)	(299,688)	(304,357)	(697,403)	(131,548)	(329,627)	(575,268)
BM&F Bovespa	(454,061)	41,456	(412,605)	5.5%	(15,178)	(104,282)	(76,303)	(185,433)	(30,118)	(1,291)	(411,087)
Financial institutions	(1,618,802)	(305,330)	(1,924,132)	25.6%	(616,037)	(174,509)	(212,827)	(501,619)	(101,352)	(317,788)	(146,037)
Companies	(65,971)	4,834	(61,137)	0.8%	(4,051)	(20,892)	(15,227)	(10,341)	(78)	(10,548)	(18,095)
Individuals	(71)	56	(15)	0.0%	-	(5)	-	(10)	-	-	(49)
Forwards	(1,523,711)	(839)	(1,524,550)	20.3%	(1,523,786)	-	(107)	(110)	(547)	-	(482,274)
BM&F Bovespa	-	(728)	(728)	0.0%	(6)	-	(102)	(73)	(547)	-	(35,706)
Financial institutions	(201,526)	(57)	(201,583)	2.7%	(201,583)	-	-	-	-	-	(433,686)
Companies	(1,322,195)	(7)	(1,322,202)	17.6%	(1,322,197)	-	(5)	-	-	-	(12,882)
Individuals	10	(47)	(37)	0.0%	-	-	-	(37)	-	-	-
Swaps – difference payable	(1,445,106)	(551,707)	(1,996,813)	26.6%	(218,068)	(67,163)	(286,822)	(315,444)	(347,705)	(761,611)	(2,609,715)
BM&F Bovespa	(177,346)	(150,167)	(327,513)	4.4%	(7,178)	(8,853)	(1,953)	(25,609)	(103,723)	(180,197)	(534,132)
Financial institutions	(420,966)	(464,172)	(885,138)	11.8%	(109,856)	(27,958)	(59,696)	(182,205)	(169,073)	(336,350)	(234,788)
Companies	(796,793)	59,771	(737,022)	9.8%	(100,647)	(27,861)	(195,058)	(94,654)	(74,633)	(244,169)	(1,778,955)
Individuals	(50,001)	2,861	(47,140)	0.6%	(387)	(2,491)	(30,115)	(12,976)	(276)	(895)	(61,840)
Credit derivatives – Financial institutions	(78,343)	(47,194)	(125,537)	1.7%	(7,268)	(51,978)	(5,538)	(5,173)	(3,115)	(52,465)	(26,987)
Forwards	(555,411)	231	(555,180)	7.4%	(118,400)	(189,169)	(144,068)	(82,408)	(17,175)	(3,960)	(969,924)
Financial institutions	(294,719)	234	(294,485)	3.9%	(78,226)	(116,809)	(57,562)	(37,236)	(2,935)	(1,717)	(343,940)
Companies	(259,603)	(2)	(259,605)	3.5%	(39,952)	(72,064)	(86,367)	(44,776)	(14,203)	(2,243)	(625,977)
Individuals	(1,089)	(1)	(1,090)	0.0%	(222)	(296)	(139)	(396)	(37)	-	(7)
Forwards with target flow	(29,765)	(2,156)	(31,921)	0.4%	(18,272)	(13,649)	-	-	-	-	-
Forwards – financial institutions	(21,522)	(444)	(21,966)	0.3%	(8,317)	(13,649)	-	-	-	-	-
Target flow of forwards – Financial institutions	(8,243)	(1,712)	(9,955)	0.1%	(9,955)	-	-	-	-	-	-
Swaps with target flow	(321,513)	65,841	(255,672)	3.4%	(10,271)	(20,661)	(46,590)	(40,032)	(26,260)	(111,858)	-
Swaps	(144,095)	29,948	(114,147)	1.5%	(3,530)	(3,510)	(22,686)	-	(12,814)	(71,607)	-
Financial institutions	(90,428)	90,428	-	0.0%	-	-	-	-	-	-	-
Companies	(53,667)	(60,480)	(114,147)	1.5%	(3,530)	(3,510)	(22,686)	-	(12,814)	(71,607)	-
Target flow of swap – foreign currency	(177,418)	35,893	(141,525)	1.9%	(6,741)	(17,151)	(23,904)	(40,032)	(13,446)	(40,251)	-
Financial institutions	(33,012)	(55,836)	(88,848)	1.2%	(6,741)	(14,856)	(23,904)	(40,032)	(3,315)	-	-
Companies	(144,406)	91,729	(52,677)	0.7%	-	(2,295)	-	-	(10,131)	(40,251)	-
Other	(642,786)	23,149	(619,637)	8.3%	(103,371)	(193,462)	(130,082)	(51,991)	(12,852)	(127,879)	(108,759)
BM&F Bovespa	-	-	-	0.0%	-	-	-	-	-	-	(179)
Financial institutions	(110,440)	(9,042)	(119,482)	1.6%	(405)	(8,833)	(55)	(589)	(22)	(109,578)	(108,580)
Companies	(400,174)	32,192	(367,982)	4.9%	(79,784)	(124,761)	(93,271)	(39,035)	(12,830)	(18,301)	-
Individuals	(132,172)	(1)	(132,173)	1.8%	(23,182)	(59,868)	(36,756)	(12,367)	-	-	-
Total	(6,735,540)	(771,659)	(7,507,199)	100.0%	(2,634,702)	(835,770)	(917,564)	(1,192,561)	(539,202)	(1,387,400)	(4,772,927)
% per maturity term					35.1%	11.1%	12.2%	15.9%	7.2%	18.5%
Total 06/30/2008	(4,826,602)	53,675	(4,772,927)		(537,021)	(549,532)	(1,512,734)	(1,001,896)	(360,778)	(810,966)
% per maturity term					11.3%	11.5%	31.7%	21.0%	7.6%	17.0%

ITAÚ UNIBANCO recorded at market value swap contracts involving foreign currency, interbank market and indices totaling R$ (1,038) in liability position (R$ 1,470 at June 30, 2008), distributed as follows: R$ (31) from 31 to 180 days (R$ 43 at June 30, 2008), R$ (29) from 181 to 365 days (R$ 44 at June 30, 2008), and R$ (978) over 365 days (R$ 1,383 at June 30, 2008).

III-
See below the composition of Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, trading location (organized or over-the-counter market) and counterparties.

	06/30/2009
							Forwards
					Credit		with target	Target flow	Swap with	Target flow
	Futures	Swaps	Options	Forwards	derivatives	Forwards	flow	of forwards	target flow	of swap	Other
BM&FBovespa	79,441,767	9,578,040	540,861,187	2,111,850	-	-	-	-	-	-	-
Over-the-counter market	90,727,830	75,078,692	506,600,311	2,263,076	5,304,116	18,220,588	133,648	55,621	1,708,607	4,981,902	12,202,161
Financial institutions	88,510,351	48,876,468	496,146,764	939,449	5,300,213	11,782,327	109,408	55,621	310,006	528,207	2,178,669
Companies	2,217,479	25,573,017	10,449,337	1,322,537	3,903	6,369,273	24,240	-	1,398,601	4,453,695	9,895,948
Individuals	-	629,207	4,210	1,090	-	68,988	-	-	-	-	127,544
Total at 06/30/2009	170,169,597	84,656,732	1,047,461,498	4,374,926	5,304,116	18,220,588	133,648	55,621	1,708,607	4,981,902	12,202,161
Total at 06/30/2008	136,403,837	50,661,730	120,829,864	3,729,617	6,343,155	20,582,894	-	-	-	-	10,486,869

IV-	Credit derivatives

See below the composition of Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and effect in calculation of Required Referential Equity.

	Credit risk amount
	06/30/2009	06/30/2008
Transferred	(2,490,672)	(3,030,253)
Credit swaps whose underlying assets are:
Securities	(2,490,672)	(3,030,253)
Received	2,152,255	1,789,661
Credit swaps whose underlying assets are:
Securities	2,110,898	1,411,521
Loan operations	-	74,000
Total return rate swaps whose underlying assets are:
Securities	41,357	304,140
Total	(338,417)	(1,240,592)

During the period, there was no occurrence of credit event related to events set forth in agreements.

According to CMN Resolution No. 3,490, which became effective on July 1, 2008 (Note 3), the effect of the calculation of the Required Referential Equity amounts to R$ 413,673.

V-	Accounting hedge

a)
The purpose of ITAÚ UNIBANCO hedge relationship is to protect the cash flow of payment of debt interest (CDB) related to its variable interest rate risk (CDI), making the cash flow constant (fixed) and regardless of the variations of DI Cetip Over.

To protect the future cash flow of debt against exposure to variable interest rate (CDI), at June 30, 2009, ITAÚ UNIBANCO negotiated DI Future agreements at BM&F BOVESPA with maturity between 2009 and 2017 in the amount of R$ 13,021,089 which gave rise to adjustment to market value net of tax effects recorded in stockholders’ equity of (R$ 213,822). The hedged item totals R$ 12,557,126 and matures between 2009 and 2017.

The gains or losses related to the accounting hedge of cash flows, which we expect that be reclassified from Stockholders’ Equity into Results in the following 12 months, amount to R$ 1,184.

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082, of January 30, 2002.

b)
The swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 720,766 are recorded at amounts restated in accordance with variations occurred in respective ratios (“curve”) and are not valued at their market value, as permitted by BACEN Circular No. 3,150/02.

VI  - Realized and unrealized gain of the derivative financial instruments portfolio

	01/01 to	01/01 to
	06/30/2009	06/30/2008
Swaps	1,242,428	(128,659)
Forwards	41,566	81,623
Futures	4,616,754	1,643,969
Options	472,888	443,456
Credit derivatives	51,915	2,816
Other	(782,318)	83,534
Total	5,643,233	2,126,739

i)   Changes in adjustment to market value for the period

	01/01 to	01/01 to
	06/30/2009	06/30/2008
Opening Balance	(2,816,936)	276,623
Adjustments with impact on:
Results	2,653,929	119,471
Trading securities	(141,706)	(45,798)
Derivative financial instruments (assets and liabilities)	2,795,635	165,269
Stockholders’ equity	799,598	(200,506)
Closing balance	636,591	195,588
Adjustment to market value	636,591	195,588
Trading securities	309,622	(89,042)
Available-for-sale securities	640,241	(141,196)
Derivative financial instruments (assets and liabilities)	(313,272)	425,826

For better understanding, the following table shows the unrealized gain of available-for-sale securities and held-to-maturity securities:

	06/30/2009	06/30/2008
Adjustment of available-for-sale securities – stockholders’ equity	640,241	(141,196)
Adjustment to held-to-maturity securities (*)	359,739	203,727
Total unrealized gain	999,980	62,531
(*)	Includes the amount of R$ 17,862 (R$ 19,666 at 06/30/2008) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in net income.

j)     Sensitivity analysis

According to the criteria for classification of operations provided for BACEN Resolution No. 3,464/07 and Circular No. 3,354/07, and the New Capital Accord – Basel II, the financial instruments of ITAÚ UNIBANCO HOLDING, including all transactions with derivatives, are separated in Trading and Banking portfolios.

The sensitivity analyses shown below do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including those with derivatives, held with the intention of being traded or providing hedge to the other financial instruments of this strategy. These are transactions for resale, obtaining benefits from price movements, actual or expected or conduction of arbitrage. This portfolio has strict limits set by the risk areas and is daily controlled.

Trading portfolio	Exposures	06/30/2009 (*)
		Scenarios
Risk Factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rate in Reais	(1,694)	(342,721)	(797,257)
Foreign exchange coupons	Rates of foreign exchange coupons	1,462	(6,096)	(14,536)
Foreign currency	Exchange variation	(16,502)	(412,559)	(825,117)
Price indices	Rates of price indices coupon	6	(5,645)	(9,288)
Long-term interest rate	Rate of TJLP coupon	8	(4,987)	(10,203)
Reference rate	Rate of TR coupon	(11)	(2,046)	(4,037)
Variable rate	Share price	10,310	(150,783)	(301,566)
	Total without correlation		(924,836)	(1,962,003)
	Total with correlation		(682,977)	(1,448,907)
(*) Amounts net of tax effects.

The banking portfolio comprises transactions that do not fit into the trading portfolio concept and are typically banking transactions of the institution’s business lines and their respective hedges,   which may or may not be carried our with derivative financial instruments. Accordingly, the derivatives of this portfolio   are not used for speculation purposes, not generating significant economic risks to the institution.

The considerable impact on the fixed-income factor is related to the market risks of fixed-rate financing of the banking portfolio, which are not recognized as marked to market and, therefore, are not necessarily fully subject to hedge.

Trading and banking portfolio	Exposures	06/30/2009 (*)
		Scenarios
Risk Factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rate in Reais	(4,454)	(1,558,610)	(3,053,943)
Foreign exchange coupons	Rates of foreign exchange coupons	6,408	(25,985)	(53,708)
Foreign currency	Exchange variation	(6,942)	(173,556)	(347,112)
Price indices	Rates of price indices coupon	(8)	(222,983)	(397,543)
Long-term interest rate	Rate of TJLP coupon	-	(32,035)	(64,298)
Reference rate	Rate of TR coupon	242	(183,502)	(313,013)
Variable rate	Share price	18,241	(266,773)	(533,545)
	Total without correlation		(2,463,445)	(4,763,163)
	Total with correlation		(1,819,214)	(3,517,518)
(*) Amounts net of tax effects.

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Andima, etc).

Scenario II: Shocks at approximately 25% in the portfolio of June 30, 2009, considering the largest resulting losses per risk factor.

Scenario III: Shocks at approximately 50% in the portfolio of June 30, 2009, considering the largest resulting losses per risk factor.

All derivative financial instruments engaged by ITAÚ UNIBANCO are shown in Note 7h.

NOTE 8 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I - By type of operations and risk level

	06/30/2009										06/30/2008
Risk Levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	33,573,695	60,122,137	29,338,041	10,715,230	6,405,225	3,260,176	2,055,280	1,247,162	6,420,142	153,137,088	84,620,626
Loans and discounted trade receivables	20,006,045	32,159,768	20,600,751	8,567,475	5,541,976	2,877,988	1,812,196	1,111,747	5,648,344	98,326,290	55,296,363
Financing	11,494,081	18,514,721	7,202,060	1,648,247	656,871	203,246	157,024	100,818	669,220	40,646,288	20,286,380
Farming and agribusiness financing	1,349,873	1,874,951	954,821	228,493	100,039	104,171	14,279	8,173	38,813	4,673,613	4,051,604
Real estate financing	723,696	7,572,697	580,409	271,015	106,339	74,771	71,781	26,424	63,765	9,490,897	4,986,279

Lease operations	1,473,309	35,999,702	6,094,719	2,420,108	1,083,284	546,841	415,924	290,498	945,774	49,270,159	36,007,623

Credit card operations	-	9,070,002	8,279,193	2,281,675	1,598,591	654,186	539,982	396,220	2,338,234	25,158,083	11,768,276

Advance on exchange contracts (1)	1,878,644	1,845,636	1,460,681	1,007,640	360,770	5,297	9,007	3,641	51,113	6,622,429	2,376,098

Other sundry receivables (2)	54,232	102,630	68,808	2,295	15,511	5,894	7,879	7,018	38,444	302,711	106,838

Total operations with credit granting characteristics	36,979,880	107,140,107	45,241,442	16,426,948	9,463,381	4,472,394	3,028,072	1,944,539	9,793,707	234,490,470	134,879,461
Endorsements and sureties (3)										31,475,706	13,193,610

Total with endorsements and sureties	36,979,880	107,140,107	45,241,442	16,426,948	9,463,381	4,472,394	3,028,072	1,944,539	9,793,707	265,966,176	148,073,071
Total - 06/30/2008	21,451,232	68,604,403	25,857,744	7,037,154	4,365,458	2,369,481	1,409,990	705,162	3,078,837	134,879,461
(1)	Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);
(2)	Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;
(3)	Recorded in Memorandum Accounts.

II – By maturity and risk level

	06/30/2009										06/30/2008
	AA	A	B	C	D	E	F	G	H	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	3,239,065	2,394,906	1,600,024	1,199,951	909,764	577,370	2,215,080	12,136,160	5,638,875
01 to 30	-	-	152,239	117,771	260,049	72,720	58,518	41,072	102,173	804,542	329,385
31 to 60	-	-	143,840	104,031	80,935	59,143	60,806	36,971	140,624	626,350	277,467
61 to 90	-	-	134,494	99,351	78,403	62,083	49,601	35,049	131,755	590,736	252,170
91 to 180	-	-	393,242	303,041	208,188	157,443	135,139	93,166	347,396	1,637,615	721,080
181 to 365	-	-	693,611	536,466	336,874	265,649	224,355	148,445	551,486	2,756,886	1,283,997
Over 365	-	-	1,721,639	1,234,246	635,575	582,913	381,345	222,667	941,646	5,720,031	2,774,776

Overdue installments	-	-	563,805	948,837	1,259,934	1,078,533	1,155,443	1,021,026	5,815,242	11,842,820	4,143,164
01 to 14	-	-	28,821	53,435	35,906	28,092	21,562	16,832	66,308	250,956	119,398
15 to 30	-	-	534,984	241,580	271,288	116,438	69,423	34,700	154,539	1,422,952	601,656
31 to 60	-	-	-	653,822	354,878	166,011	124,153	66,016	284,062	1,648,942	648,269
61 to 90	-	-	-	-	597,862	222,987	166,791	103,349	317,910	1,408,899	568,361
91 to 180	-	-	-	-	-	545,005	773,514	800,129	1,470,017	3,588,665	1,355,072
181 to 365	-	-	-	-	-	-	-	-	3,367,757	3,367,757	763,492
Over 365	-	-	-	-	-	-	-	-	154,649	154,649	86,916
SUBTOTAL	-	-	3,802,870	3,343,743	2,859,958	2,278,484	2,065,207	1,598,396	8,030,322	23,978,980	9,782,039
SPECIFIC ALLOWANCE	-	-	(38,029)	(100,312)	(285,996)	(683,545)	(1,032,604)	(1,118,877)	(8,030,322)	(11,289,685)	(3,677,280)
SUBTOTAL – 06/30/2008	-	-	2,091,646	1,542,131	1,348,782	1,005,159	864,008	628,812	2,301,501	9,782,039
	NON-OVERDUE OPERATIONS
Falling due installments	36,597,822	106,255,136	40,991,550	12,784,350	6,362,653	2,116,004	917,808	334,587	1,697,361	208,057,271	123,903,286
01 to 30	6,282,605	15,598,774	12,404,253	4,441,039	2,369,098	480,679	207,859	68,920	565,825	42,419,052	25,564,249
31 to 60	3,812,392	8,595,842	4,064,547	1,855,777	552,058	120,165	78,162	19,942	156,206	19,255,091	11,009,549
61 to 90	2,239,121	5,914,455	3,001,809	1,115,126	398,844	90,095	65,175	20,313	98,697	12,943,635	7,984,326
91 to 180	4,861,832	12,808,915	5,670,802	1,378,304	722,111	206,431	122,186	25,337	186,865	25,982,783	15,575,108
181 to 365	4,747,708	18,284,731	5,653,360	1,458,274	804,246	313,474	150,702	39,408	232,547	31,684,450	18,205,740
Over 365	14,654,164	45,052,419	10,196,779	2,535,830	1,516,296	905,160	293,724	160,667	457,221	75,772,260	45,564,314

Overdue up to 14 days	382,058	884,971	447,022	298,855	240,770	77,906	45,057	11,556	66,024	2,454,219	1,194,136
SUBTOTAL	36,979,880	107,140,107	41,438,572	13,083,205	6,603,423	2,193,910	962,865	346,143	1,763,385	210,511,490	125,097,422
GENERIC ALLOWANCE	-	(535,701)	(414,386)	(392,496)	(660,342)	(658,172)	(481,432)	(242,300)	(1,763,385)	(5,148,214)	(2,560,269)
SUBTOTAL – 06/30/2008	21,451,232	68,604,403	23,766,098	5,495,023	3,016,676	1,364,322	545,982	76,350	777,336	125,097,422
GRAND TOTAL	36,979,880	107,140,107	45,241,442	16,426,948	9,463,381	4,472,394	3,028,072	1,944,539	9,793,707	234,490,470	134,879,461
EXISTING ALLOWANCE	-	(989,912)	(1,352,719)	(1,641,052)	(2,838,068)	(2,235,750)	(2,119,347)	(1,944,344)	(9,793,707)	(22,914,899)	(8,387,549)
Minimum allowance required (3)	-	(535,701)	(452,414)	(492,808)	(946,338)	(1,341,718)	(1,514,036)	(1,361,177)	(9,793,707)	(16,437,899)	(6,237,549)
Additional allowance (4)	-	(454,211)	(900,305)	(1,148,244)	(1,891,730)	(894,032)	(605,311)	(583,167)	-	(6,477,000)	(2,150,000)
GRAND TOTAL 06/30/2008	21,451,232	68,604,403	25,857,744	7,037,154	4,365,458	2,369,481	1,409,990	705,162	3,078,837	134,879,461
EXISTING ALLOWANCE	-	(343,022)	(258,577)	(521,466)	(1,309,201)	(1,184,503)	(986,852)	(705,091)	(3,078,837)	(8,387,549)
Minimum allowance required (3)	-	(343,022)	(258,577)	(211,115)	(436,546)	(710,844)	(704,995)	(493,613)	(3,078,837)	(6,237,549)
Additional allowance (4)	-	-	-	(310,351)	(872,655)	(473,659)	(281,857)	(211,478)	-	(2,150,000)
(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.
(2)	The balance of non-accrual operations amounts to R$ 15,743,812 (R$ 5,850,470 at 06/30/2008);
(3)
The policy of not using “AA” ratings for individuals was maintained. As a consequence, all loan operations with clients classified in this segment are charged by recording a provision upon the granting of loan;

(4)
According to BACEN’s request, it is classified into each risk level to show the additional amounts found through the use of statistical models for evaluating the portfolios in the event of stress in the economic scenario.

III – By business sector

	06/30/2009%		06/30/2008%

PUBLIC SECTOR	1,557,501	0.7	661,590	0.5
Generation, transmission and distribution of electric energy	870,424	0.4	366,777	0.3
Chemical and petrochemical	172,783	0.1	100,124	0.1
Other	514,294	0.2	194,689	0.1
PRIVATE SECTOR	232,932,969	99.3	134,217,871	99.5
COMPANY	127,010,758	54.2	65,890,316	48.9
INDUSTRY AND COMMERCE	67,727,673	28.9	35,594,468	26.4
Food and beverages	11,153,511	4.8	5,566,775	4.1
Autoparts and accessories	2,536,930	1.1	1,396,234	1.0
Agribusiness capital assets	580,766	0.2	295,243	0.2
Industrial capital assets	3,482,645	1.5	1,500,292	1.1
Pulp and paper	1,826,331	0.8	789,044	0.6
Distribution of fuels	1,622,293	0.7	703,728	0.5
Electrical and electronic	5,131,020	2.2	3,050,371	2.3
Pharmaceuticals	1,557,059	0.7	1,046,730	0.8
Fertilizers, insecticides and crop protection	1,568,437	0.7	1,461,520	1.1
Tobacco	953,665	0.4	276,317	0.2
Import and export	1,552,768	0.7	1,125,260	0.8
Hospital care materials and equipment	637,514	0.3	359,837	0.3
Construction material	3,193,134	1.4	1,046,012	0.8
Steel and metallurgy	6,856,294	2.9	3,727,453	2.8
Wood and furniture	2,301,557	1.0	1,316,595	1.0
Chemical and petrochemical	5,175,532	2.2	3,267,513	2.4
Supermarkets	711,613	0.3	260,450	0.2
Light and heavy vehicles	5,147,498	2.2	2,335,067	1.7
Clothing	5,000,043	2.1	2,423,101	1.8
Other - Commerce	3,382,962	1.4	1,621,704	1.2
Other - Industry	3,356,101	1.4	2,025,222	1.5
SERVICES	42,224,215	18.0	21,862,363	16.2
Heavy construction (Constructors)	2,540,948	1.1	1,338,394	1.0
Financial	4,124,688	1.8	3,195,681	2.4
Generation, transmission and distribution of electric energy	5,274,152	2.2	2,008,654	1.5
Holding company	2,903,829	1.2	1,776,272	1.3
Real estate agents	5,860,894	2.5	3,020,624	2.2
Media	2,136,863	0.9	1,328,026	1.0
Service companies	2,665,194	1.1	1,370,757	1.0
Health care	1,183,523	0.5	454,994	0.3
Telecommunications	1,188,068	0.5	1,018,221	0.8
Transportation	8,431,195	3.6	2,983,469	2.2
Other services	5,914,861	2.5	3,367,271	2.5
PRIMARY SECTOR	13,177,947	5.6	6,734,530	5.0
Agribusiness	11,455,027	4.9	5,313,203	3.9
Mining	1,722,920	0.7	1,421,327	1.1
OTHER COMPANIES	3,880,923	1.7	1,698,955	1.3
INDIVIDUALS	105,922,211	45.1	68,327,555	50.7
Credit cards	24,896,684	10.6	11,550,354	8.6
Consumer loans/overdraft	24,415,619	10.4	16,308,364	12.1
Real estate financing	7,074,722	3.0	4,429,197	3.3
Vehicles	49,535,186	21.1	36,039,640	26.7

GRAND TOTAL	234,490,470	100.0	134,879,461	100.0

b)  Credit concentration

	06/30/2009		06/30/2008
		% of		% of
Loan, lease and other credit operations (*)	Risk	Total	Risk	Total
Largest debtor	3,328,490	1.3	1,540,931	1.0
20 largest debtors	24,598,053	9.3	10,377,769	7.0
50 largest debtors	40,993,171	15.4	17,331,729	11.7
100 largest debtors	55,722,067	21.0	23,653,398	16.0

	06/30/2009		06/30/2008
Loan, lease and other credit operations and securities		% of		% of
of companies and financial institutions (*)	Risk	Total	Risk	Total
Largest debtor	4,043,579	1.4	3,335,806	2.0
20 largest debtors	36,498,527	12.2	19,027,349	11.3
50 largest debtors	58,004,464	19.5	29,403,702	17.4
100 largest debtors	76,752,100	25.7	38,351,974	22.7
(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to	01/01 to
	06/30/2009	06/30/2008
Opening Balance	(19,972,155)	(7,925,660)
Net increase for the period	(8,086,080)	(3,787,483)
Minimum required by Resolution No. 2682/99	(9,400,080)	(3,787,483)
Additional	1,314,000	-
Write-Off	5,143,336	3,325,594
Closing balance	(22,914,899)	(8,387,549)
Specific allowance (1) (3)	(11,289,685)	(3,677,280)
Generic allowance (2) (3)	(5,148,214)	(2,560,269)
Additional allowance (4)	(6,477,000)	(2,150,000)
(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.
(2)	For operations not covered in the previous item due to the classification of the client or operation.
(3)
The specific and generic allowances reflect the effects of the supplementary allowance totaling R$ 448,585 (R$ 365,057 at 06/30/2008) as it does not consider the option established by article 5 of the CMN Resolution No. 2,682 of 12/21/1999, amended by article 2 of CMN Resolution No. 2,697 of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 could be determined solely based on the overdue amounts.

(4)
Refers to the provision in excess of the minimum percentage required by CMN Resolution No. 2,682 of December 21, 1999, recognized within the prudential criteria adopted by Management and in accordance with good banking practice, in order to enable the absorption of possible increases in default arising from a strong reversal in the economic cycle, quantified in view of the historic performance of loan portfolios in economic crises situations.

Starting December 31, 2008, considering the current economic scenario and the uncertainties related thereto, the criteria for recognition of an additional allowance for credit risks have been revised so as to include the portion related to risks associated with a more pessimistic scenario for 2009/2010, not yet fully covered by the historic scenarios noted in the recent past.

At June 30, 2009, the balance of the allowance in relation to the loan portfolio is equivalent to 9.8% (6.2% at 06/30/2008).

d)    Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

	01/01 to	01/01 to
	06/30/2009	06/30/2008
Expense for allowance for loan losses	(8,086,080)	(3,787,483)
Income from recovery of credits written off as loss	870,873	542,951
Result of allowance for loan losses	(7,215,207)	(3,244,532)

II - Renegotiated credits

	06/30/2009	06/30/2008
Renegotiated credits	6,890,446	2,986,586
Allowance for loan losses	(3,490,772)	(1,485,833)
(%)	50.7	49.8

e)    Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

					01/01 to
	06/30/2009				06/30/2009
					Income
	0 - 30	31 - 180	Over 365	Total	(expenses)
Restricted operations on assets
Loan operations	32,428	88,907	166,517	287,852	(48,061)
Liabilities - restricted operations on assets
Foreign borrowings through securities	32,538	88,870	166,517	287,925	48,569
Net revenue from restricted operations					508
At June 30, 2009, there were no balances in default.

NOTE 9 - FOREIGN EXCHANGE PORTFOLIO

	06/30/2009	06/30/2008
ASSETS – OTHER RECEIVABLES	31,313,143	19,599,573
Exchange purchase pending settlement – foreign currency	26,198,996	10,299,465
Bills of exchange and term documents – foreign currency	228	25,041
Exchange sale rights – local currency	5,431,041	9,554,061
(Advances received) – local currency	(317,122)	(278,994)
LIABILITIES – OTHER LIABILITIES (Note 2a)	31,768,170	20,255,572
Exchange sales pending settlement – foreign currency	18,252,294	8,737,663
Liabilities from purchase of foreign currency – local currency	13,512,311	11,513,941
Other	3,565	3,968
MEMORANDUM ACCOUNTS	423,357	372,280
Outstanding import credits – foreign currency	382,929	329,020
Confirmed export credits – foreign currency	40,428	43,260

NOTE 10 – FUNDING AND BORROWINGS AND ONLENDINGS

a)	Summary

	06/30/2009						06/30/2008
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	82,649,288	16,359,454	11,404,690	79,680,947	190,094,379	49.0	83,496,315	38.0
Deposits received under securities repurchase agreements	63,483,332	7,764,698	14,092,795	36,568,182	121,909,007	31.5	96,220,372	43.9
Funds from acceptance and issuance of securities	2,752,641	7,153,834	1,700,752	7,484,376	19,091,603	4.9	7,740,574	3.5
Borrowings and onlending	3,628,651	7,758,835	4,398,963	16,750,775	32,537,224	8.4	17,856,930	8.1
Securitization of foreign payment orders	-	47,801	92,159	557,501	697,461	0.2	941,873	0.4
Subordinated debt (*)	-	1,187,317	-	22,083,427	23,270,744	6.0	13,188,401	6.0
TOTAL	152,513,912	40,271,939	31,689,359	163,125,208	387,600,418		219,444,465
% per maturity term	39.3	10.4	8.2	42.1
TOTAL - 06/30/2008	93,694,939	24,737,276	20,350,868	80,661,382	219,444,465
% per maturity term	42.6	11.3	9.3	36.8
(*)	Includes R$ 773,070 (R$ 631,834 at 06/30/2008) of Redeemable Preferred Shares classified under Minority Interest in the Balance Sheet.

b)	Deposits

	06/30/2009						06/30/2008
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	22,918,472	-	-	-	22,918,472	12.0	18,016,969	21.5
Savings accounts	40,847,711	-	-	-	40,847,711	21.5	28,881,290	34.6
Interbank	1,532,894	846,807	590,229	176,796	3,146,726	1.7	1,294,578	1.6
Time deposits	16,411,753	15,512,647	10,814,461	79,504,151	122,243,012	64.3	34,200,392	41.0
Other deposits	938,458	-	-	-	938,458	0.5	1,103,086	1.3
TOTAL	82,649,288	16,359,454	11,404,690	79,680,947	190,094,379		83,496,315
% per maturity term	43.5	8.6	6.0	41.9
TOTAL – 06/30/2008	56,107,456	7,813,661	4,586,918	14,988,280	83,496,315
% per maturity term	67.1	9.4	5.5	18.0

At June 30, 2009, ITAÚ UNIBANCO’s portfolio is composed of Interbank Deposits in the amount of R$ 861,937 maturing over 365 days.

c)	Deposits received under securities repurchase agreements

	06/30/2009						06/30/2008
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	4,591,736	7,590,641	14,090,683	35,078,180	61,351,240	50.3	62,928,451	65.4
Government securities	181,379	262,538	111,780	128,319	684,016	0.6	855,232	0.9
Private securities	-	-	-	-	-	-	467,832	0.5
Own issue	2,714,443	7,091,408	13,961,566	34,314,696	58,082,113	47.6	60,271,812	62.6
Foreign	1,695,914	236,695	17,337	635,165	2,585,111	2.1	1,333,575	1.4
Third-party portfolio	58,891,596	3,725	2,112	-	58,897,433	48.3	32,064,963	33.3
Free portfolio	-	170,332	-	1,490,002	1,660,334	1.4	1,226,958	1.3
TOTAL	63,483,332	7,764,698	14,092,795	36,568,182	121,909,007		96,220,372
% per maturity term	52.0	6.4	11.6	30.0
TOTAL – 06/30/2008	35,746,495	9,411,083	11,291,220	39,771,574	96,220,372
% per maturity term	37.2	9.8	11.7	41.3

d)	Funds from acceptance and issuance of securities

	06/30/2009						06/30/2008
	0-30	31-180	181-365	Over 365	Total	%	Total	%
REAL ESTATE, MORTGAGE, CREDIT AND SIMILAR NOTES	1,939,613	5,638,351	607,248	1,204,310	9,389,522	49.2	1,772,292	22.9
DEBENTURES	3,446	49,164	39,812	2,832,136	2,924,558	15.3	2,225,315	28.7
FOREIGN BORROWINGS AND SECURITIES	809,582	1,466,319	1,053,692	3,447,930	6,777,523	35.5	3,742,967	48.4
Trade Related – Issued abroad - Structure Note Issued	-	17,331	197,080	282,116	496,527	2.6	1,057,002	13.7
Non-trade Related	809,582	1,448,988	856,612	3,165,814	6,280,996	32.9	2,685,965	34.7
Issued abroad	809,582	1,448,988	856,612	3,165,814	6,280,996	32.9	2,685,965	34.7
Brazil Risk Note Programme	283,037	239,047	671,253	1,260,470	2,453,807	12.9	1,131,358	14.6
Euro Certificates of Deposits	428,376	226,667	78,318	21,223	754,584	4.0	11,251	0.1
Euro Medium Term Note Programme	18,670	311,475	101,950	729,669	1,161,764	6.1	67,935	0.9
Eurobonds	838	180,350	2	100,618	281,808	1.5	-	-
Medium Term Note	28,867	31,278	2,264	150,969	213,379	1.1	-	-
Fixed Rate Notes	49,794	456,385	1,601	628,474	1,136,254	6.0	1,273,963	16.5
Other	-	3,786	1,223	274,390	279,400	1.5	201,458	2.6
TOTAL	2,752,641	7,153,834	1,700,752	7,484,376	19,091,603		7,740,574
% per maturity term	14.4	37.5	8.9	39.2
TOTAL – 06/30/2008	463,786	1,476,654	498,695	5,301,439	7,740,574
% per maturity term	6.0	19.1	6.4	68.5

e)	Borrowings and onlendings

	06/30/2009						06/30/2008
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWINGS	2,858,412	5,414,627	1,664,919	4,199,600	14,137,558	43.5	10,522,097	58.8
Domestic	271,814	87,668	57,480	10,250	427,212	1.3	151,963	0.9
Foreign (*)	2,586,598	5,326,959	1,607,439	4,189,350	13,710,346	42.1	10,370,134	58.0
ONLENDINGS	770,239	2,344,208	2,734,044	12,551,175	18,399,666	56.5	7,334,833	41.1
Domestic – official institutions	757,410	2,329,913	2,709,702	12,291,922	18,088,947	55.6	6,064,528	34.0
BNDES	344,983	884,826	931,831	6,721,107	8,882,747	27.3	3,254,321	18.2
FINAME	405,462	1,411,939	1,622,078	5,269,291	8,708,770	26.8	2,654,454	14.9
Other	6,965	33,148	155,793	301,524	497,430	1.5	155,753	0.9
Foreign	12,829	14,295	24,342	259,253	310,719	1.0	288,293	1.6
Bills of credit related to agribusiness	-	-	-	-	-	-	982,012	5.5
TOTAL	3,628,651	7,758,835	4,398,963	16,750,775	32,537,224		17,856,930
% per maturity term	11.2	23.8	13.5	51.5
TOTAL – 06/30/2008	1,380,121	5,249,620	3,917,540	7,309,649	17,856,930
% per maturity term	7.7	29.5	21.9	40.9
(*)	Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

f)	Securitization of foreign payment orders

Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

	06/30/2009					06/30/2008
	31-180	181-365	Over 365	Total	%	Total	%
TOTAL	47,801	92,159	557,501	697,461	100.0	941,873	100.0
% per maturity term	6.9	13.2	79.9
TOTAL - 06/30/2008	138,279	56,495	747,099	941,873
% per maturity term	14.7	6.0	79.3

g)	Subordinated debt

Funding obtained through issuance of subordinated debt, in accordance with the conditions determined by CMN Resolution No. 3,444, of February 28, 2007, and amendments established by CMN Resolution No. 3,532, of January 31, 2008, is as follows:

	06/30/2009				06/30/2008
	31-180	Over 365	Total	%	Total	%
CDB	1,144,594	19,288,564	20,433,158	87.8	11,202,502	84.9
Debentures	-	-	-	-	622,480	4.7
Euronotes	22,151	935,818	957,969	4.1	734,504	5.6
Bonds	-	145,060	145,060	0.6	-	-
Eurobonds	14,621	975,800	990,421	4.3	-	-
(-) Transaction costs incurred (Note 4b)	-	(28,934)	(28,934)	(0.1)	(2,919)	-
TOTAL OTHER LIABILITIES	1,181,366	21,316,308	22,497,674		12,556,567
Redeemable preferred shares	5,951	767,119	773,070	3.3	631,834	4.8
GRAND TOTAL	1,187,317	22,083,427	23,270,744		13,188,401
% per maturity term	5.1	94.9
TOTAL – 06/30/2008	645,060	12,543,341	13,188,401
% per maturity term	4.9	95.1

Description

	Issue	Maturity	Return p.a.	Principal (R$)
Name of security

Subordinated CDB	December 2002	December 2009	CDI + 0.87%	850,000
Subordinated CDB	March 2007	April 2012	103.5% of CDI	5,000,000
Subordinated CDB	May 2007	May 2014	CDI + 0.35%	1,804,500
Subordinated CDB	November 2007	November 2012	CDI + 0.35%	300,000
Subordinated CDB	January 2008	February 2013	CDI + 0.50%	880,000
Subordinated CDB	February 2008	February 2013	CDI + 0.50%	1,256,000
Subordinated CDB	November 2008	October 2014	112% of CDI	1,000,000
Subordinated CDB	December 2002	December 2012	102.25% of CDI	220,000
Subordinated CDB	November 2003	November 2013	102% of CDI	40,000
Subordinated CDB (1)	December 2006	December 2016	CDI + 0.47%	500,000
Subordinated CDB (2)	May 2007	May 2012	103.9% of CDI	1,406,000
Subordinated CDB (2)	July 2007	July 2012	CDI + 0.38%	422,000
Subordinated CDB (2)	August 2007	August 2012	CDI + 0.38%	200,000
Subordinated CDB (2)	August 2007	August 2014	CDI + 0.46%	50,000
Subordinated CDB (2)	October 2007	October 2012	IGPM + 7.33%	290,850
Subordinated CDB (2)	October 2007	October 2012	103.8% of CDI	93,000
Subordinated CDB (2)	October 2007	October 2014	IGPM + 7.35%	33,200
Subordinated CDB (2)	October 2007	October 2012	CDI + 0.45%	450,000
Subordinated CDB (2)	December 2007	December 2014	CDI + 0.60%	10,000
Subordinated CDB (2)	1st quarter of 2008	1st quarter of 2013	CDI + 0.60%	817,310
Subordinated CDB (2)	1st quarter of 2008	2nd quarter of 2013	106.5% of CDI	38,000
Subordinated CDB (2)	2nd quarter of 2008	2nd quarter of 2013	107% of CDI	10,400
Subordinated CDB (2)	3rd quarter of 2008	3rd quarter of 2015	119.8% of CDI	400,000
Subordinated credit facility (3)	December 2004	December 2009	Libor + 2%	350,550
Subordinated euronotes	2nd half of 2001	August 2011	10.0%	457,465
Subordinated euronotes	August 2001	August 2011	4.25%	625,008
Subordinated bonds	April 2008	April 2033	3.50%	64,555
Subordinated bonds	October 2008	October 2033	4.50%	45,400
Eurobonds -Perpetual Non-cumulative Junior Subordinated Securities (4)	July 2005	Not determined	8.70%	1,195,250
Preferred shares	December 2002	March 2015	3.04%	1,388,841

(1)	Subordinated CDBs may be redeemed from November 2011;
(2)	Subordinated CDBs may not be redeemed in advance;
(3)	The debt may not be fully redeemed in advance. The return is calculated by using the Libor rate plus 2%, adjusted every six-month period;
(4)	The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment.

NOTE 11 – INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a)	Composition of the technical provisions

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL
	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Mathematical provision of benefits to be granted and benefits granted	33,645	6,629	38,195,455	22,719,541	-	-	38,229,100	22,726,170
Unearned premiums	2,768,395	1,028,703	385,909	307,148	-	-	3,154,304	1,335,851
Mathematical provision for redemptions	-	-	-	-	2,100,941	1,095,176	2,100,941	1,095,176
Raffle contingency	-	-	-	-	36,654	39,556	36,654	39,556
Unsettled claims	2,202,590	953,699	126,935	92,351	-	-	2,329,525	1,046,050
Financial surplus	2,118	1,887	415,458	328,121	-	-	417,576	330,008
IBNR	730,210	190,612	62,190	33,233	-	-	792,400	223,845
Financial variation	448	-	110,553	101,863	-	-	111,001	101,863
Premium deficiency	133,496	79,331	75,530	15,970	-	-	209,026	95,301
Insufficient contribution	-	-	386,551	68,756	-	-	386,551	68,756
Other	70,312	19,759	184,604	89,945	21,795	7,819	276,712	117,523
TOTAL	5,941,214	2,280,620	39,943,185	23,756,928	2,159,390	1,142,551	48,043,790	27,180,099

b)	Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL
	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Interbank investments – Money market	887,480	217,993	728,461	314,652	763,990	355,216	2,379,931	887,861
Securities and derivative financial instruments	2,529,896	1,245,873	38,931,761	23,208,834	1,419,573	808,090	42,881,230	25,262,797
PGBL/VGBL fund quotas (1)	-	-	34,475,799	21,148,807			34,475,799	21,148,807
Other	2,529,896	1,245,873	4,455,962	2,060,027	1,419,573	808,090	8,405,431	4,113,990
Government	1,777,425	684,194	3,197,112	836,893	750,846	213,819	5,725,383	1,734,906
Private	752,471	561,679	1,258,850	1,223,134	668,727	594,271	2,680,048	2,379,084
Receivables from insurance and reinsurance operations (2)	2,424,549	904,292	303,304	256,954	-	-	2,727,853	1,161,246
Credit rights	683,433	266,749	303,304	256,954	-	-	986,737	523,703
Reinsurance	1,741,116	637,543	-	-	-	-	1,741,116	637,543
Escrow deposits for loss	134,158	21,209	9,197	8,212	-	-	143,355	29,421
TOTAL	5,976,083	2,389,367	39,972,723	23,788,652	2,183,563	1,163,306	48,132,369	27,341,325
(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customers’ responsibility, are recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account.

(2)	Recorded under Other receivables and Other assets.

c)	Results of Operations

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Income from financial operations	102,085	63,356	135,219	153,008	22,842	19,628	260,146	235,992
Financial income from insurance, pension plan and capitalization operations	142,813	71,208	2,100,052	1,101,153	90,971	56,074	2,333,836	1,228,435
Financial expenses from insurance, pension plan and capitalization operations	(40,728)	(7,852)	(1,964,833)	(948,145)	(68,129)	(36,446)	(2,073,690)	(992,443)
Results of operations from insurance, pension plan and capitalization operations	703,722	320,670	224,065	215,664	193,969	149,770	1,121,756	686,104
Premiums and contributions	2,886,227	1,186,926	4,785,991	3,569,996	752,638	507,437	8,424,856	5,264,359
Changes in technical provisions	82,471	(20,507)	(4,356,678)	(3,235,034)	(532,634)	(343,939)	(4,806,841)	(3,599,480)
Expenses for claims	(1,515,981)	(661,896)	(141,164)	(96,293)	-	-	(1,657,145)	(758,189)
Selling expenses	(666,920)	(175,960)	(24,826)	(13,302)	(9,199)	(3,340)	(700,945)	(192,602)
Expenses for benefits and raffles	-	-	(13,485)	(7,091)	(17,992)	(10,096)	(31,477)	(17,187)
Other revenues and expenses	(82,075)	(7,893)	(25,773)	(2,612)	1,156	(292)	(106,692)	(10,797)
TOTAL	805,807	384,026	359,284	368,672	216,811	169,398	1,381,902	922,096

NOTE 12 -	CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

ITAÚ UNIBANCO and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a)	Contingent Assets: there are no contingent assets recorded.

b)	Contingent Liabilities: these are estimated and classified as follows:
-	Calculation criteria:

Civil lawsuits:  quantified upon judicial notification, and adjusted monthly:

-
Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant; or

-
Individual (lawsuits related to claims considered unusual and the amounts of which are considered significant): at the claimed indemnity amount, based on the evidence presented and on the evaluation of legal advisors – which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions to be issued – relating to the risk level of loss of lawsuits.

These are adjusted to the amounts deposited as guarantee for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

Labor claims: these are calculated upon judicial notification and adjusted monthly by the moving average of payment of lawsuits closed in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and adjusted to the amounts deposited in guarantee, to the execution amount (indisputable amount) when it is in the stage of being a final and unappealable decision, or based on the individual analysis of the potential amount of probable loss for lawsuits with significant amounts.

Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

Other risks: calculated mainly based on the assessment of credit risk on joint obligations.

-
Contingencies classified as probable: are recognized in the accounting books and comprise Civil Lawsuits demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum monthly wages; Labor Claims seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other; Tax and Social Security represented mainly by lawsuits and administrative proceedings involving federal and municipal taxes; and Other Risks represented basically by the joint obligation for securitized rural loans.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

						01/01 to
	01/01 to 06/30/2009					06/30/2008
			Tax and social
Change in provision for contingent liabilities	Civil	Labor	security	Other	Total	Total
Opening Balance	2,124,019	2,857,105	2,474,792	192,058	7,647,974	3,655,925
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(125,528)	(551,139)	(15,784)	-	(692,451)	(618,490)
SUBTOTAL	1,998,491	2,305,966	2,459,008	192,058	6,955,523	3,037,435
Restatements/Charges	42,984	142,671	88,363	-	274,018	68,825
Changes in the period reflected in results (Notes 13f and 13i)	630,979	343,083	44,538	6,993	1,025,593	623,824
Increase (*)	815,275	398,659	52,492	6,993	1,273,419	714,113
Write-offs through reversal	(184,296)	(55,576)	(7,954)	-	(247,826)	(90,289)
Payments	(418,423)	(288,089)	(32,917)	-	(739,429)	(403,005)
SUBTOTAL	2,254,031	2,503,631	2,558,992	199,051	7,515,705	3,327,079
(+) Contingencies guaranteed by indemnity clause (Note 4n I)	176,107	596,117	13,069	-	785,293	673,393
Closing Balance (Note 13c)	2,430,138	3,099,748	2,572,061	199,051	8,300,998	4,000,472
Closing Balance at 06/30/2008 (Note 13c)	1,486,180	1,814,781	588,599	110,912	4,000,472
Escrow deposits at 06/30/2009 (Note 13a)	986,018	1,414,164	933,956	-	3,334,138
Escrow deposits at 06/30/2008 (Note 13a)	586,730	871,025	300,627	-	1,758,382
(*)	Civil provisions include the provision for economic plans amounting to R$ 166,398 (R$ 179,071 from January 1 to June 30, 2008).

-
Contingencies classified as possible: not recognized in the accounting books and comprise Civil Lawsuits amounting to R$ 352,131 and Tax and Social Security Lawsuits amounting to R$ 2,581,752. The principal characteristics of these lawsuits are described below:

•
ISS – Banking Institutions – R$ 301,266: refers to tax assessments notices issued by municipalities for collection of ISS on amounts recorded in several accounts, on the grounds of being service revenue.  An administrative final decision or tax foreclosure is pending;

•	Deductibility of losses in receipt of loans and discounts granted on renegotiation of loans – R$ 258,244;

•	Deductibility of goodwill in purchase of investments – R$ 195,818: assessment notices that discuss the deduction of goodwill of merged companies;

•
Levy of social security contributions on non-compensatory amounts – R$ 165,175 administrative and court discussion on the portions that, according to the company’s understanding, are not part of contribution salary for social security tax purposes;

•
IRPJ/PDD (Income Tax/Allowance for Loan Losses) – R$ 162,491: reject the Regulatory Instruction (IN) No. 80/93, which reduced the percentage from 1.5% to 0.5% for realization of the Allowance for Loan Losses in base year 1993, calculated by adopting the IN No. 76/87 and the CMN Resolution No. 1,748, of August 31, 1990. The bank makes allegations about the impossibility of applying the rule to events occurred in the fiscal year when it was enacted (principle of anteriority). A suspension was awarded for the bank’s appeal, however, the judgment by the Federal Regional Court of the 3rd Region is pending;

•
Dismissal of offset request – R$ 139,012 offset requests which were not validated due to formal issues or alleged lack of evidence of credit liquidity. Issue discussed in the administrative level, in which the company stated its defense and exhibited documentation evidencing credit liquidity;

•
Apportionment of Net Assets by Book Value – R$ 127,783 refers to the tax assessment notice issued due to the deduction of capital loss computed in the winding-up and liquidation of investments.  Awaiting Court's decision;

•
Assessment notices about the Declaration of Federal Contributions and Taxes (DCTF) – R$ 73,956: electronic assessment notices issued by the Federal Revenue Service, challenged in the administrative level, in which the submitted documentation is being analyzed;

•
Criteria for taxation of revenues made available abroad - R$ 68,886; assessment notices in relation to which the inspection authorities discuss calculation criteria for calculation basis and taxable event;

•
Offset of tax loss of companies merged without the 30% limitation – R$ 65,791: assessment notice which discusses the application of a 30% limit when offsetting tax loss carryforwards, in case of merger of company;

•
ITR (Rural Land Tax) - R$ 61,772: refers to ITR amounts charged related to farms, which were received as payment in kind, with arbitrage of tax basis, because there is no evidence that a scrap of the land is a legal reserve;

•	Levy of ISS on leasing operations – R$ 57,750: Tax assessment notices and/or tax foreclosures of municipalities that allege the levy of ISS on leasing operations in their territories.

In ITAÚ UNIBANCO CONSOLIDATED, the following are in guarantee of voluntary resources restricted, deposited or recorded the amount below:

	06/30/2009	06/30/2008
Securities	797,136	1,234,231
Deposits in guarantee	3,389,526	1,944,758
Permanent assets (*)	777,422	989,303
(*) As per article 32 of Law 10,522, of July 19, 2002. On April 10, 2007, in an Unconstitutionality Lawsuit, the Federal Supreme Court ruled unconstitutional the requirement of guarantees for considering voluntary appeals. The company is requesting the cancellation of the pledging of guarantees to the Federal Revenue Service.

The Receivables balance arising from reimbursements of contingencies totals R$ 1,107,111  (R$ 890,440 at 06/30/2008) (Note 13a), basically represented by the guarantee in the Banerj privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition from losses on Civil, Labor and Tax Contingencies.

c)	Legal Liabilities – Tax and Social Security and Escrow Deposits for filing Legal Processes – recognized at the full amount being questioned and respective escrow deposits, as follows:

Change in legal liabilities	01/01 to 06/30/2009	01/01 to 06/30/2008
Opening balance	9,178,381	5,433,380
Changes in the period reflected in results	1,907,221	698,221
Charges on taxes	504,661	170,254
Net increase	1,529,905	587,492
Write-offs through reversal (*)	(127,345)	(59,525)
Payments	(183,334)	(44,831)
Closing balance (Note 14c)	10,902,268	6,086,770
Probability of loss
Probable	1,417,767	1,027,320
Possible	1,042,855	294,280
Remote	8,441,646	4,765,170
(*)	Refers basically to the Reversal of Provision for PIS Constitutional Amendment No. 17/97 x principles of anteriority over 90 days and non-retroactivity.

Change in escrow deposits	01/01 to 06/30/2009	01/01 to 06/30/2008
Opening balance	4,422,972	3,013,026
Appropriation of income	320,227	112,306
Changes in the period	46,437	299,587
Deposited	239,949	300,065
Withdrawals	(8,718)	(478)
Conversion into income	(184,794)	-
Closing balance (Note 13a)	4,789,636	3,424,919

The main natures of processes are described as follows:

•
PIS e COFINS X Law 9,718/98 – R$ 6,685,208 – Assert the right of paying contributions to PIS and COFINS on revenue, not adopting the provisions of Article 3, paragraph 1, of Law No. 9,718 of November 27, 1998, which established the inappropriate extension of the calculation bases of these contributions. The corresponding escrow deposit totals R$ 1,006,334;

•
IRPJ and CSLL X Profit Earned Abroad – R$ R$ 1,009,742. Aimed at rejecting the requirement set forth by Regulatory Instruction No. 213 of October 7, 2002, in view of its illegality, determining the inclusion of equity in earnings in the calculation of taxable income and the CSLL calculation basis, including that from disposal of investment abroad. The corresponding escrow deposit totals R$ 548,783;

•
CSLL X Equality – R$ 630,269 – Assert the right of paying CSLL at 8%, applicable to companies in general, according to the heading of Article 19 of Law No. 9,249 of December 26, 1995, rejecting the provisions of paragraph 1 therein, which sets forth a differentiated rate (18%) for financial institutions, in view of the infraction to the principle of equality. The corresponding escrow deposit totals R$ 331,059;

•
CSL x Non Employers – R$ 429,276 – Assert the right of paying social contribution on net income (CSLL), since it does not fit into the employers concept (Article 2 of the Consolidation of Labor Laws – CLT), thus recognizing the illegality and unconstitutionality of Law No. 7,689/88, which unduly increased the CSLL basis, considering any company as debtor.  The escrow deposit balance totals R$ 283,311.

•
PIS X Constitutional Amendments Nos. 10/96 (January 1996 to June 1996) and 17/97 (July 1997 to February 1998) – R$ 291,057– Aimed at rejecting the levy of PIS based on principles of anteriority over 90 days and non-retroactivity of Constitutional Amendments Nos. 10/96 and 17/97, and nonexistence of legislation for this period. Successively, aimed at paying PIS over the mentioned period based on Supplementary Law No. 7/70. The corresponding escrow deposit totals R$ 65,125;

•
INSS X Supplementary Law No. 84/96 and Additional rate of 2.5% – R$ 232,753 – Aimed at rejecting the levy of social security contribution at 15%, as well as an additional rate of 2.5%, on compensation paid to service providers that are individuals and managers, set forth by Supplementary Law No. 84/96, in view of its unconstitutionality, as this contribution has the same taxable year and income tax calculation basis, going against the provisions of Articles 153, item III, 154, item I, 156, item III and 195, paragraph 4, of Federal Constitution. The corresponding escrow deposit totals R$ 221,136;

According to the opinion of the legal advisors, ITAÚ UNIBANCO and its subsidiary companies are not involved in any other administrative proceedings or lawsuits that may significantly affect the results of their operations The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized through the adoption of statistical models for claims involving small amounts and separate analysis by internal and external legal advisors of other cases, showed that the amounts provided for are sufficient, according to the CMN Resolution No. 3,535 of January 31, 2008.

NOTE 13 – BREAKDOWN OF ACCOUNTS

a)    Other sundry receivables

	06/30/2009	06/30/2008
Deferred tax assets (Note 14b I)	26,974,106	7,927,613
Social contribution for offset (Note 14b I)	1,058,431	869,573
Taxes and contributions for offset	3,062,640	941,083
Escrow deposits in guarantee for provision for contingent liabilities (Note 12b)	6,723,664	3,703,140
Escrow deposits for legal liabilities – tax and social security (Note 12c)	4,789,636	3,424,919
Escrow deposits for foreign fund raising program	448,045	385,577
Receivables from reimbursement of contingent liabilities (Note 12b)	1,107,111	890,440
Receivables from sale of Credicard brand/ Visa Inc. and Visa Net shares	342,633	206,847
Sundry domestic debtors	552,081	260,570
Sundry foreign debtors	237,221	264,734
Recoverable payments	60,279	39,286
Salary advances	187,392	101,723
Amounts receivable from related companies	22,121	11,913
Operations without credit granting characteristics	584,432	151,942
Securities and credits receivable	873,057	165,878
(Allowance for other loan losses)	(288,625)	(13,936)
Other	176,603	90,132
Total	46,326,395	19,269,492

At ITAÚ UNIBANCO, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 256,520 (R$ 46,526 at 06/30/2008) and Deferred Tax Assets of R$ 602,648 (R$ 265,454 at 06/30/2008) (Note 14bI).

b)     Prepaid expenses

	06/30/2009	06/30/2008
Commissions	2,314,341	2,192,214
Related to vehicle financing	1,877,965	1,995,445
Related to insurance and pension plan	295,105	150,615
Other	141,271	46,154
Credit Guarantee Fund (*)	807,498	-
Advertising	421,415	88,714
Other	279,757	147,252
Total	3,823,011	2,428,180
(*)
Refers to the spontaneous payment, equivalent to the prepayment of installments of the contribution to Fundo Garantidor de Crédito (Brazilian deposit guarantee fund), according to BACEN Circular No. 3,416, of 10/24/2008.

c)    Other sundry liabilities

	06/30/2009	06/30/2008
Provision for contingent liabilities (Note 12b)	8,300,998	4,000,472
Provision for sundry payments	1,795,705	1,015,895
Provision for personnel	1,055,910	643,224
Sundry creditors - local	548,856	537,475
Sundry creditors - foreign	235,848	149,419
Liabilities for official agreements and rendering of payment services	398,750	344,962
Related to insurance operations	1,264,917	254,873
Liabilities for purchase of assets and rights	9,864	97,742
Creditors of funds to be released	334,336	179,871
Funds from consortia participants	144,874	49,959
Provision to cover actuarial deficit (Note 19c)	121,510	27,089
Provision for integration expenditures with ITAÚ UNIBANCO merger (1)	1,129,775	-
Provision for health insurance (2)	537,034	-
Lease obligations (Note 4i)	135,660	-
Other	291,673	23,503
Total	16,305,710	7,324,484
(1)	Provision set up at 12/31/2008 in the amount of R$ 1,330,800 to cover expenditures on communication with customers, adequacy of systems and personnel.

(2)
Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims.

d)     Banking service fees

	01/01 to	01/01 to
	06/30/2009	06/30/2008
Asset management	1,020,786	974,749
Funds management fees	1,000,790	957,495
Consortia management fees	19,996	17,254
Current account services	224,979	125,967
Credit cards	2,770,573	1,233,132
Annual fees	535,092	345,366
Other services	2,235,481	887,766
Relationship with stores	2,047,624	676,025
Credit card processing	187,857	211,741
Sureties and credits granted	578,185	777,924
Loan operations	337,412	692,822
Guarantees provided	240,773	85,102
Collection services	595,905	369,392
Collection fees	490,085	265,558
Collection services	105,820	103,834
Other	621,363	566,491
Brokerage	141,980	224,205
Custody services and management of portfolio	74,573	69,180
Economic and financial advisory	47,118	78,821
Foreign exchange services	34,124	29,110
Consultation to Serasa	14,547	2,911
Other services	309,021	162,263
Total	5,811,791	4,047,655

e)     Income from bank charges

	01/01 to	01/01 to
	06/30/2009	06/30/2008
Loan operations/registration	490,286	413,450
Deposit account	79,235	29,661
Transfer of funds	54,661	33,614
Service package fees and other	706,829	451,396
Total	1,331,011	928,121

f)     Personnel expenses

	01/01 to	01/01 to
	06/30/2009	06/30/2008
Compensation	(2,811,532)	(1,716,318)
Charges	(949,928)	(509,042)
Welfare benefits	(700,072)	(420,203)
Training	(53,066)	(46,872)
Subtotal	(4,514,598)	(2,692,435)
Severance pay	(2,419)	(59,529)
Labor claims (Note 12b)	(343,083)	(219,148)
Total	(4,860,100)	(2,971,112)

g)    Other administrative expenses

	01/01 to	01/01 to
	06/30/2009	06/30/2008
Data processing and telecommunications	(1,262,060)	(836,450)
Depreciation and amortization	(655,234)	(282,609)
Facilities	(907,698)	(453,023)
Third-party services	(1,464,441)	(595,132)
Financial system services	(187,369)	(101,227)
Advertising, promotions and publications	(387,970)	(235,526)
Transportation	(186,149)	(130,106)
Materials	(137,184)	(105,105)
Security	(186,900)	(118,584)
Travel expenses	(56,871)	(40,919)
Legal	(26,549)	(17,214)
Other	(197,920)	(141,993)
Total	(5,656,345)	(3,057,888)

h)     Other operating revenues

	01/01 to	01/01 to
	06/30/2009	06/30/2008
Reversal of operating provisions – Legal liabilities – tax and social security (Note 12c)	127,345	59,525
Equity in subsidiaries, not arising from net income	25,382	-
Recovery of charges and expenses	201,782	76,027
Other	187,325	112,456
Total	541,834	248,008

i)     Other operating expenses

	01/01 to	01/01 to
	06/30/2009	06/30/2008
Provision for contingencies (Note 12b)	(682,510)	(473,501)
Civil	(630,979)	(403,107)
Tax and social security	(44,538)	(56,971)
Other	(6,993)	(13,423)
Selling - credit cards	(680,793)	(277,658)
Claims	(284,514)	(123,525)
Equity in subsidiaries, not arising from net income	-	(11,491)
Amortization of goodwill on investments (Notes 2a and 22l)	(556,575)	(16,776)
Recovery of interbank costs (Note 22m)	(113,187)	(50,550)
Other	(490,736)	(189,608)
Total	(2,808,315)	(1,143,109)

j)     Non-operating Income

	01/01 to	01/01 to
	06/30/2009	06/30/2008
Sale of investments (Note 22l)	343,321	224,028
MasterCard Inc.	-	82,964
Visa Inc. and Visa Net	343,321	141,064
BM&FBovespa	-	64,336
Other	10,095	3,358
Total	353,416	291,722

NOTE 14 - TAXES

a)	Composition of expenses for taxes and contributions

I-	We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

	01/01 to	01/01 to
Due on operations for the period	06/30/2009	06/30/2008
Income before income tax and social contribution	10,000,220	6,518,241
Charges (Income Tax and Social Contribution) at the rates in effect (Note 4o)	(4,000,088)	(2,382,779)

Increase/decrease to Income Tax and Social Contribution charges arising from:
Permanent (additions) exclusions	(398,458)	144,863
Investments in affiliates	31,455	(11,019)
Foreign exchange variation on investments abroad	(1,310,102)	(358,812)
Interest on capital	743,211	328,414
Dividends, interest on external debt bonds and tax incentives	299,063	204,289
Amortization of goodwill on purchase of investments	(139,144)	-
Other	(22,941)	(18,009)
Temporary (additions) exclusions	397,374	892,057
Allowance for loan losses	(1,536,248)	(275,018)
Excess (insufficiency) of depreciation of leased assets	1,610,208	1,201,241
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	316,683	162,598
Legal liabilities – tax and social security, contingent liabilities and restatement of escrow deposits	(463,371)	(206,041)
Realization of goodwill on purchase of investment	538,653	131,463
Integration expenditures with ITAÚ UNIBANCO merger	81,015	-
Other	(149,566)	(122,186)

(Increase) Offset of tax losses/ social contribution loss carryforwards	(741,875)	(664,670)
Expenses for income tax and social contribution	(4,743,047)	(2,010,529)
Related to temporary differences
Increase (reversal) for the period	344,501	(227,387)
Prior periods increase (reversal)	154,494	270,558
Income (expenses) from deferred taxes	498,995	43,171
Total income tax and social contribution	(4,244,052)	(1,967,358)

II -	Composition of tax expenses:

	01/01 to	01/01 to
	06/30/2009	06/30/2008
PIS AND COFINS	(1,625,824)	(869,523)
ISS	(238,988)	(161,149)
Other	(153,654)	(94,063)
Total (Note 4o)	(2,018,466)	(1,124,735)

At ITAÚ UNIBANCO tax expenses are basically composed of PIS and COFINS in the amount of R$ 7,921 (R$ 9,988 from 01/01 to 06/30/2008).

III -	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO carries out derivative transactions in foreign currency (hedge) , as mentioned in Note 22b.

Results of these transactions are considered in the calculation basis of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

b)	Deferred taxes

I-	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS
				Realization /
	06/30/2009	06/30/2008	12/31/2008	Reversal	Increase	06/30/2009	06/30/2008
Reflected in income and expense accounts			24,921,860	(4,637,223)	6,558,959	26,843,596	7,854,885

Related to income tax and social contribution loss carryforwards			3,146,964	(770,397)	1,197,763	3,574,330	1,109,256

Related to disbursed provisions			6,615,676	(1,857,956)	3,033,318	7,791,038	2,708,133
Allowance for loan losses			5,032,128	(1,275,139)	2,699,244	6,456,233	2,238,914
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			429,878	(429,878)	248,765	248,765	31,934
Allowance for real estate			89,719	(35,652)	16,548	70,615	-
Goodwill on purchase of investments			819,597	(57,125)	13,311	775,783	296,953
Other			244,354	(60,162)	55,450	239,642	140,332

Related to non-disbursed provisions (*)	46,267,347	11,931,200	15,159,220	(2,008,870)	2,327,878	15,478,228	4,037,496
Related to the operation	39,790,347	9,781,200	12,510,280	(1,562,110)	2,327,878	13,276,048	3,306,496
Legal liabilities – tax and social security	7,047,963	3,072,555	1,624,954	(15,986)	563,815	2,172,783	845,029
Provision for contingent liabilities	7,617,859	2,988,948	2,429,883	(294,436)	637,986	2,773,433	1,076,044
Civil	2,254,031	1,370,769	766,379	(234,577)	330,090	861,892	487,130
Labor	2,503,631	1,044,678	754,920	(8,698)	94,933	841,155	359,191
Tax and social security	2,558,992	573,501	834,325	(50,937)	167,294	950,682	229,723
Other	301,205	-	74,259	(224)	45,669	119,704	-
Adjustments of operations carried out in futures settlement market	189,084	-	32,411	-	30,406	62,817	-
Goodwill on purchase of investments	18,502,397	1,625,735	6,646,097	(446,180)	90,898	6,290,815	650,294
Provision for integration expenditures with ITAÚ UNIBANCO merger	1,129,775	-	452,472	(68,348)	-	384,124	-
Provision related to health insurance operations	537,034	-	212,254	-	2,560	214,814	-
Other non-deductible provisions	4,766,235	2,093,962	1,112,209	(737,160)	1,002,213	1,377,262	735,129

Related to provisions in excess of the minimum required not disbursed – allowance for loan losses	6,477,000	2,150,000	2,648,940	(446,760)	-	2,202,180	731,000

Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	-	-	193,741	(63,231)	-	130,510	72,728

Total	46,267,347	11,931,200	25,115,601	(4,700,454)	6,558,959	26,974,106	7,927,613
Social contribution for offset arising from Option foreseen in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			1,295,804	(237,373)	-	1,058,431	869,573
(*)
From a financial point of view, rather than recording the provision of R$ 46,267,347 (R$ 11,931,200 at 06/30/2008) and deferred tax assets of R$ 15,478,228 (R$ 4,037,496 at 06/30/2008), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets of R$ 26,974,106 (R$ 7,927,613 at 06/30/2008) to R$ 11,495,878 (R$ 3,890,117 at 06/30/2008).

At ITAÚ UNIBANCO, deferred tax assets totaled R$ 602,648 (R$ 265,454 at 06/30/2008) and are basically represented by tax losses and social contribution losses carryforwards of R$ 536,685 (R$ 224,567 at 06/30/2008), which is expected to be realizable in up to 1 year, and legal liabilities – tax and social security of R$ 63,235 (R$ 38,690 at 06/30/2008), which effective realization depends on the development of the lawsuit and its final and unappealable judgment.

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

		Realization/
	12/31/2008	Reversal	Increase	06/30/2009	06/30/2008
Reflected in income and expense accounts	6,389,760	(85,910)	1,402,817	7,706,667	5,623,749
Depreciation in excess - leasing	5,604,351	-	1,162,736	6,767,087	4,761,168
Taxation of results abroad - Capital gains	20,142	-	11,914	32,056	60,645
Adjustments of operations carried out in futures settlement markets	56,552	(9,818)	80,816	127,550	168,775
Adjustments to market value of trading securities and derivative financial instruments	101,261	-	9,488	110,749	193,723
Restatement of escrow deposits and contingent liabilities	449,341	-	113,729	563,070	303,771
Income on sale of permanent asset items and rights	67,965	(67,965)	-	-	69,829
Other	90,148	(8,127)	24,134	106,155	65,838
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	18,618	(8,324)	229,400	239,694	29,019

Total	6,408,378	(94,234)	1,632,217	7,946,361	5,652,768

III -
The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2009, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets				Provision for
		Tax loss/social			deferred income
	Temporary	contribution loss		Social contribution	tax and social	Net deferred
	differences	carryforwards	Total	for offset	contribution	taxes
2009	5,602,721	11,012	5,613,733	69,643	(682,774)	5,000,602
2010	4,545,373	669,017	5,214,390	301,902	(1,479,478)	4,036,814
2011	3,763,365	887,607	4,650,972	292,093	(1,729,933)	3,213,132
2012	3,126,030	618,175	3,744,205	195,582	(2,014,688)	1,925,099
2013	3,188,424	153,384	3,341,808	29,611	(1,383,701)	1,987,718
Over 2013	3,173,863	1,235,135	4,408,998	169,600	(655,787)	3,922,811
Total	23,399,776	3,574,330	26,974,106	1,058,431	(7,946,361)	20,086,176

Present value (*)	20,836,118	3,037,151	23,873,269	923,201	(6,994,099)	17,802,371
(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards not be used as an indication of future net income.

IV -
In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded up to the amount added to the Tax Liabilities while the amount of R$ 2,462,894 is unrecorded (R$ 771,067 at 06/30/2008).

Unrecorded deferred tax assets amount to R$ 926,970 at 06/30/2008.

c)	Tax and social security contributions

	06/30/2009	06/30/2008
Taxes and contributions on income payable	2,086,904	800,797
Taxes and contributions payable	854,220	320,076
Provision for deferred income tax and social contribution (Note 14b II)	7,946,361	5,652,768
Legal liabilities – tax and social security (Note 12c)	10,902,268	6,086,770
Total	21,789,753	12,860,411

At ITAÚ UNIBANCO the balance of Tax and Social Security Contributions totals R$ 323,053 (R$ 171,005 at 06/30/2008) and is basically comprised of Legal Liabilities of R$ 288,660 (R$ 167,792 at 06/30/2008) and Taxes and Contributions Payable of R$ 32,221 (R$ 1,043 at 06/30/2008).

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company started to take into consideration the interest on capital paid and on the service provision, in addition to those levied on financial operation.

	06/30/2009	06/30/2008
Taxes paid or provided for	7,900,395	3,834,145
Taxes withheld and collected from third parties	4,072,323	2,668,586
Total	11,972,718	6,502,731

NOTE 15 – PERMANENT ASSETS

a)	Investments

I-	Changes of investments - ITAÚ UNIBANCO HOLDING S.A.

							Adjustments to			Equity in earnings
				Corporate	Dividends and	Equity in	marketable			of subsidiaries
		Balances at	Amortization of	restructuring and	interest on capital	earnings of	securities of	Balances at	Balances at	from 01/01 to
Companies		12/31/2008	goodwill	Other	received (1)	subsidiaries	subsidiaries	06/30/2009	06/30/2008	06/30/2008
Domestic		57,366,472	(3,167)	791	(7,420,636)	3,675,606	513,688	54,132,754	31,414,271	3,683,389
Itaú Unibanco S.A.	(2a)	39,496,914	(3,167)	(500,000)	(245,726)	1,765,024	437,703	40,950,748	13,024,617	1,323,746
Banco Itaucard S.A.	(3)	8,449,001	-	249,399	(6,274,910)	667,722	6	3,091,218	8,424,799	1,246,500
Banco Itaú BBA S.A.		4,265,628	-	251,392	(708,963)	859,348	49,853	4,717,258	4,744,156	514,156
Itauseg Participações S.A.		3,483,873	-	-	-	221,162	11,950	3,716,985	3,430,222	367,622
Itaú BBA Participações S.A.		1,253,036	-	-	(191,037)	228,759	14,177	1,304,935	1,384,156	147,056
Itaú Corretora de Valores S.A.	(3)	418,020	-	-	-	(66,409)	(1)	351,610	406,321	84,309
Foreign		2,315,336	(25,706)	-	-	(224,736)	20,629	2,085,523	1,632,296	(36,448)
Itaú Chile Holdings, Inc.	(2b)	1,953,176	(22,621)	-	-	(189,313)	15,178	1,756,420	1,344,381	(55,027)
Banco Itaú Uruguay S.A.	(2c)	232,579	(2,355)	-	-	(27,990)	5,451	207,685	200,452	10,395
Oca S.A.	(2d)	91,480	(627)	-	-	(4,339)	-	86,514	60,439	6,136
Oca Casa Financiera S.A.	(2e)	35,477	(91)	-	-	(2,812)	-	32,574	24,728	1,942
Aco Ltda.	(2f)	2,624	(12)	-	-	(282)	-	2,330	2,253	131
Itaú Uruguay Directo S.A.	(4)	-	-	-	-	-	-	-	43	(25)
GRAND TOTAL		59,681,808	(28,873)	791	(7,420,636)	3,450,870	534,317	56,218,277	33,046,567	3,646,941
(1)	Income receivable includes interest on capital receivable amounting to R$ 30,432 (R$ 498,407 at 06/30/2008);
(2)	Investments that include goodwill amounting to: (a) R$ 59,133, (b) R$ 339,312, (c) R$ 35,339, (d) R$ 9,391, (e) R$ 1,364 and (f) R$ 158;
(3)	The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;
(4)	Company dissolved on 11/28/2008.

							Equity share in	Equity share in
		Stockholders’	Net income for the	Number shares owned by ITAÚ UNIBANCO			voting capital	capital
Companies	Capital	equity	period	Common	Preferred	Quotas	(%)	(%)
Domestic
Itaú Unibanco S.A.	39,676,320	40,787,882	1,662,835	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco Itaucard S.A.	15,872,334	19,270,983	730,032	3,592,433,657	1,277,933,118	-	1.48	2.00
Banco Itaú BBA S.A.	4,224,086	5,814,993	1,082,033	3,041,098	5,284,526	-	57.55	78.77
Itauseg Participações S.A.	2,000,000	4,081,964	243,015	1,582,676,636	-	-	91.01	91.01
Itaú BBA Participações S.A.	645,901	1,304,935	236,137	170,647	341,294	-	100.00	100.00
Itaú Corretora de Valores S.A.	516,841	939,001	(14,149)	-	811,503	-	-	3.58
Foreign
Itaú Chile Holdings, Inc.	350,232	1,417,108	74,630	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	136,022	189,170	(549)	1,639,430,739	-	-	100.00	100.00
Oca S.A.	12,463	77,123	6,692	1,502,176,740	-	-	100.00	100.00
Oca Casa Financiera S.A.	16,084	31,210	1,919	646	-	-	100.00	100.00
Aco Ltda.	11	2,126	7	-	-	131	99.24	99.24

II -	Composition of Investments

	06/30/2009	06/30/2008
Investment in affiliates	1,263,921	1,014,266
Domestic	353,931	259,649
Allianz Seguros S.A. (current corporate name of AGF Brasil Seguros S.A.)	147,329	131,358
Serasa S.A.	161,224	98,435
Other	45,378	29,856
Foreign	909,990	754,617
BPI	907,827	752,338
Other	2,163	2,279
Other investments	1,071,905	339,531
Investments through tax incentives	167,928	104,367
Equity securities	8,088	13,528
Shares and quotas	126,047	93,941
Interest in Instituto de Resseguros do Brasil - IRB	227,170	11,130
Other	542,672	116,565
(Allowance for loan losses)	(182,368)	(100,418)
TOTAL	2,153,458	1,253,379
III -	Equity in earnings of affiliates

	01/01 to	01/01 to
	06/30/2009	06/30/2008
Investment in affiliates - Domestic	38,052	19,494
Investment in affiliates - Abroad	40,586	(10,315)
TOTAL	78,638	9,179

b)	Fixed and intangible assets

	NET	CHANGES				06/30/2009			06/30/2008
	BALANCE			DEPRECIATION/			ACCUMULATED
	AT			AMORTIZATION			DEPRECIATION/AM	MARKET	MARKET
	12/31/2008	ACQUISITIONS	DISPOSALS	EXPENSES (5)	OTHER	COST	ORTIZATION	VALUE	VALUE
FIXED ASSETS	4,025,178	697,610	(45,140)	(566,396)	74,763	11,237,991	(7,051,976)	4,186,015	2,213,452
REAL ESTATE IN USE (1)	2,443,025	169,207	(16,114)	(204,463)	(41,997)	4,407,106	(2,057,448)	2,349,658	1,491,286
Land	827,642	4,004	(5,940)	-	(4,528)	821,178	-	821,178	635,378
Buildings	689,322	57,394	(7,777)	(34,507)	(33,165)	1,997,297	(1,326,030)	671,267	512,567
Improvements	926,061	107,809	(2,397)	(169,956)	(4,304)	1,588,631	(731,418)	857,213	343,341
OTHER FIXED ASSETS	1,582,153	528,403	(29,026)	(361,933)	116,760	6,830,885	(4,994,528)	1,836,357	722,166
Installations	167,233	44,647	(15,371)	(11,778)	11,304	461,766	(265,731)	196,035	125,941
Furniture and equipment	358,418	94,588	(6,219)	(38,070)	(800)	893,981	(486,064)	407,917	70,561
EDP systems (2)	780,727	325,973	(2,607)	(252,797)	108,950	4,687,317	(3,727,071)	960,246	423,335
Lease operations	63,053	21,474	-	(31,987)	-	207,753	(155,213)	52,540	-
Other (communication, security and transportation)	212,722	41,721	(4,829)	(27,301)	(2,694)	580,068	(360,449)	219,619	102,329
INTANGIBLE ASSETS	4,132,966	237,676	(24,740)	(518,937)	(65,951)	4,865,080	(1,104,066)	3,761,014	2,798,382
RIGHTS FOR ACQUISITION OF PAYROLLS (3)	2,314,427	79,757	-	(373,225)	-	2,477,099	(456,140)	2,020,959	2,015,258
OTHER INTANGIBLE ASSETS	1,818,539	157,919	(24,740)	(145,712)	(65,951)	2,387,981	(647,926)	1,740,055	783,124
Association for the promotion and offer of financial products and services (4)	1,140,329	50,563	(24,740)	(56,875)	-	1,114,962	(5,685)	1,109,277	392,601
Expenditures on acquisitions of software	380,556	107,129	-	(73,727)	(13,157)	985,585	(584,784)	400,801	177,117
Right to management of investment funds	295,269	22	-	(14,907)	(52,515)	278,361	(50,492)	227,869	211,165
Other intangible assets	2,385	205	-	(203)	(279)	9,073	(6,965)	2,108	2,241
GRAND TOTAL	8,158,144	935,286	(69,880)	(1,085,333)	8,812	16,103,071	(8,156,042)	7,947,029	5,004,547
(1)	Includes amounts pledged in guarantee of voluntary deposits (Note 12b);
(2)	In Other, R$ 118,685 is included from the full consolidation of Redecard S.A. (Note 2a);
(3)
Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits. The balance basically comprises the agreements entered into with the State Governments of Rio de Janeiro, Goiás and Minas Gerais, and the Municipal Government of São Paulo;

(4)
Partnerships for the promotion and offer of financial products and services basically refers to the agreement entered into with the company LPS Brasil - Consultoria de Imóveis S.A.(LOPES) and the commercial agreement entered into with Loja Marisa S.A. in 2008;

(5)	Amortization expenses of the acquisition of rights to credit payrolls and partnerships are disclosed in the expenses on financial operations.

NOTE 16 - STOCKHOLDERS' EQUITY

a)	Shares

The A/ESM held on April 24, 2009 resolved on the bonus of 10% in shares. The bonus shares will start to be traded after the approval of the related process by the Central Bank of Brazil. As a result, capital stock will be increased by 415,539,656 shares.

Capital is represented by 4,155,396,563 book-entry shares with no par value, of which 2,081,169,523 are common and 2,074,227,040 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 45,000,000 (R$ 17,000,000 at 06/30/2008), of which R$ 36,147,186 (R$ 12,602,247 at 06/30/2008) refers to stockholders domiciled in the country and R$ 8,852,814 (R$ 4,397,753 at 06/30/2008) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period.

	NUMBER
	Common	Preferred	TOTAL	Value

Shares of capital stock at 12/31/2008 and 06/30/2009	2,081,169,523	2,074,227,040	4,155,396,563

Treasury shares at 12/31/2008 (*)	-	58,763,000	58,763,000	(1,525,695)

Purchases of shares	2,002	-	2,002	(21)

Disposals – stock option plan	-	(10,956,574)	(10,956,574)	284,471

Treasury shares at 06/30/2009 (*)	2,002	47,806,426	47,808,428	(1,241,245)

Outstanding shares at 06/30/2009	2,081,167,521	2,026,420,614	4,107,588,135

Outstanding shares at 06/30/2008	1,553,418,582	1,411,847,510	2,965,266,092
(*)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the costs of shares repurchased in the period, as well as the average cost of treasury shares and their market price at 06/30/2009:

Cost/Market value	Common	Preferred
Minimum	10.61	-
Weighted average	10.61	-
Maximum	10.61	-
Treasury shares
Average cost	10.61	25.96
Market value	25.30	31.10

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share. The value per share will be maintained according to resolution adopted at the A/ESM held on April 24, 2009, so that total amounts monthly paid by the Company to stockholders will be increased by 10%, after the date the bonus shares are included in the share position.

I – Calculation

Net income	3,940,165
Adjustments:
(-) Legal reserve	(197,008)
Dividend calculation basis	3,743,157
Mandatory minimum dividends	935,789
Dividends paid/ provided for	1,497,161	40.0%

II - Payments/Provision of Interest on Capital and Dividends

	Gross	WTS	Net
Paid / Prepaid	245,903	-	245,903
Dividends - 5 monthly installments of R$ 0.012 per share paid from February to June 2009	245,903	-	245,903

Provided for (*)	1,463,373	(212,115)	1,251,258
Dividends - 1 monthly installment of R$ 0.012 per share, paid on 07/01/2009	49,271	-	49,271
Interest on capital - R$ 0.20 per share, payable on 08/31/2009	821,517	(123,227)	698,290
Interest on capital - R$ 0.144 per share	592,585	(88,888)	503,697

Total from 01/01 to 06/30/2009 - R$ 0.3646 net per share	1,709,276	(212,115)	1,497,161
Total from 01/01 to 06/30/2008 - R$ 0.4249 net per share	1,331,439	(106,189)	1,225,250
(*)	Recorded in Other Liabilities – Social and Statutory.

c)	Capital and revenue reserves

	06/30/2009	06/30/2008
CAPITAL RESERVES	697,492	538,712
Premium on subscription of shares	283,512	537,608
Granted options recognized - Law No. 11,638	412,875	-
Reserves from tax incentives and restatement of equity securities and other	1,105	1,104
REVENUE RESERVES	17,233,453	16,905,266
Legal	2,551,578	1,533,527
Statutory:	12,681,875	15,371,739
Dividends equalization (1)	4,801,270	5,631,780
Working capital increase (2)	3,109,105	4,218,485
Increase in capital of investees (3)	4,771,500	5,521,474
Unrealized income (4)	2,000,000	-
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders' compensation;
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees;
(4)	Refers to the excess portion of mandatory minimum dividend in relation to realized portion of net income for 2008, composed of in accordance with article 197 of Brazilian Corporate Law.

d)	Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to	01/01 to
	06/30/2009	06/30/2008	06/30/2009	06/30/2008
ITAÚ UNIBANCO	3,940,165	3,796,239	61,800,823	32,816,609
Amortization of goodwill for the period	(506,483)	(10,410)	(506,483)	(10,410)
Amortization of goodwill for prior periods	1,151,997	298,282	(14,022,452)	(2,462,446)
Unrealized income (loss)	53	54	(2,391)	(2,498)
ITAÚ UNIBANCO CONSOLIDATED	4,585,732	4,084,165	47,269,497	30,341,255

e)	Stock option plan

Before the merger, Itaú and Unibanco had stock-option plans. On April 24, 2009, Itaú’s plan was restructured, and a new program was launched for Itaú Unibanco, also called “Stock Option Plan”. From then on, a stock option will be granted in the prior programs.

I-	Stock Option Plan – New ITAÚ UNIBANCO Plan

This program aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO’s Personnel Committee is responsible for defining the total number of shares to be granted, the eligible officers, the number granted to each officer, the validity of the option series, and the “vesting” and “blackout” periods for exercising the options. Options may be granted to executive officers and Board of Directors members (“Officers”) of ITAÚ UNIBANCO and, in exceptional circumstances, to the management of controlled companies or outstanding employees of ITAÚ UNIBANCO or the aforementioned companies, and upon the hiring of highly qualified individuals.

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date. Alternatively, at the Committee’s discretion and by using the performance and leadership evaluation tools, for those executive officers who have potential for outstanding performance,  the Committee may offer options which exercise price is to be paid through the performance of positive covenants, supported by the beneficiary’s obligation to invest, in ITAÚ UNIBANCO’s shares, the amount of 20% of the net interest in profits and results received in relation to the prior year, and keep the ownership of these shares unchanged and without any type of liens from the date shares were granted until its exercise.

This plan has not had any option granted so far.

II -	Stock Option Plan – Itaú Plan

Itau’s original plan, also called “Stock Option Plan”, has characteristics similar to the current plan.

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders’ Equity.

The dilution percentage of the current stockholders' interest, in the event all granted options not yet exercised, were exercised by the end of the vesting period, would be 0.19% for 2009, 0.25% for 2010, 0.24% for 2011, 0.26% for 2012 and 0.38% for 2013.

II.I - Total Granted Options

				Exercise
				Price
Granting		Vesting	Exercise	restated	Options
Nº	Date	period until	period until	(R$1)	Granted	Exercised	Cancelled	Not exercised
Closed series					92,718,675	90,558,675	2,160,000	-
8th	03/04/2002	12/31/2006	12/31/2009	12.42	13,353,750	12,220,750	633,750	499,250
8th	05/02/2005	12/31/2006	12/31/2009	12.42	35,150	28,125	-	7,025
9th	03/10/2003	12/31/2007	12/31/2010	8.41	13,347,500	10,437,500	580,000	2,330,000
9th	05/02/2005	12/31/2007	12/31/2010	8.41	28,175	-	22,550	5,625
10th	02/16/2004	12/31/2008	12/31/2011	12.71	12,617,375	8,151,050	713,250	3,753,075
11th	02/21/2005	12/31/2009	12/31/2012	17.89	10,040,500	2,224,500	355,250	7,460,750
11th	08/01/2005	12/31/2009	12/31/2012	17.89	25,000	-	-	25,000
11th	08/06/2007	12/31/2009	12/31/2012	17.89	10,325	-	-	10,325
12th	02/21/2006	12/31/2010	12/31/2013	26.62	10,808,750	355,000	225,000	10,228,750
12th	08/06/2007	12/31/2010	12/31/2013	26.62	14,425	-	-	14,425
13th	02/14/2007	12/31/2011	12/31/2014	33.90	9,795,250	11,000	53,500	9,730,750
13th	08/06/2007	12/31/2011	12/31/2014	33.90	27,863	-	-	27,863
14th	02/11/2008	12/31/2012	12/31/2015	39.08	10,579,375	-	17,000	10,562,375
14th	05/05/2008	12/31/2012	12/31/2015	39.08	18,750	-	-	18,750
15th	03/03/2009	12/31/2013	12/31/2016	25.56	15,462,700		26,700	15,436,000
				Total	188,883,563	123,986,600	4,787,000	60,109,963

II.II -	Change in stock options

	Number	Price (*)
Balance at 12/31/2008	53,534,838	25.34
Options
. Granted	15,462,700
. Cancelled	(26,700)
. Exercised	(8,860,875)
Balance at 06/30/2009	60,109,963	26.97
(*) Weighted average exercise price.

II.III -	Exercised options in the period (R$ 1)

	Number of	Exercise price
Granting	shares	(*)	Market value (*)
8th	1,415,000	12.5	26.61
9th	1,523,125	8.44	27.96
10th	5,014,750	12.75	29.67
11th	690,500	17.94	29.28
12th	217,500	26.68	28.85
Total	8,860,875	12.71	28.84
(*) Weighted average value.

III -	Stock Option Plan – Unibanco Plan

This plan, derived from Unibanco, aimed at aligning the commitment of officers with long-term results and reward high performance, in addition to being an instrument to attract, retain and motivate talents, upon the granting of stock options (“Simple Options”). At the Extraordinary Stockholders’ Meeting held in March 2007, stockholders approved the change to the Stock Option Plan Rules – Performance, in order to establish the Program for Partners, according to which the executives selected to participate in such program can invest a percentage of their bonus in the acquisition of Units  (“Own Shares”), which shall be held by them for a term from 3 to 5 years and are subject to market fluctuation. Depending on the percentage of the bonus invested for acquisition of Own Shares, a certain number of Unit options was received (“Bonus Options”). The exercise periods of these Bonus Options were from 3 to 5 years. The annual granting of Simple and Bonus Options are limited to 1% of authorized capital, and the total of options granted and not exercised was limited to 10% of this capital.

The fair value of these programs is calculated through the Binomial method for Simple Options and the Black Scholes method for the Plan for Partners.

In the calculation of the program costs the following is considered: number of active executives, number of granted options, number of active options, number of exercised options, expected future option exercise, period between the granting date and vesting period, and projected turnover.

The Extraordinary Stockholders’ Meeting of ITAÚ UNIBANCO held in April 2009 approved the assumption by ITAÚ UNIBANCO of the rights and obligations set forth in the agreements in force signed with the beneficiaries of the Stock Option Plans – Performance, including the responsibility for the grants carried out under said plan.

After this assumption, the beneficiaries of this plan started to be entitled to acquire shares issued by ITAÚ UNIBANCO, by using the same exchange ratio adopted for the merger (purchase option of 1.7391 UBBR11 = purchase option of 1 ITUB4).

The movement of options until June 30, 2009 was as follows:

III.I - Total Granted Options – Simple Options

				Exercise price
				per each ITUB4
Granting		Vesting	Exercise	(R$) adjusted	Options (ITUB4)
Nº	Date	period until	period until	(IPCA) (*)	Granted	Exercised < /font>	Cancelled < /font>	Not exercised
Closed series					10,621,645	6,870,854	3,750,791	-
11th	04/08/2003	08/04/2008	01/10/2009	7.70	910,813	540,509	347,304	23,000
16th	09/02/2003	02/09/2008	02/25/2010	8.55	3,579,965	2,285,073	1,192,546	102,346
24th	07/19/2004	07/19/2004	07/18/2010	10.39	540,509	391,009	-	149,500
25th	08/04/2004	01/13/2009	05/05/2010	10.10	345,006	-	-	345,006
27th	02/01/2005	01/02/2010	01/31/2011	13.61	4,853,054	2,231,368	935,338	1,686,348
29th	09/19/2005	09/19/2010	09/18/2011	17.82	69,000	-	-	69,000
30th	07/04/2006	04/07/2011	03/07/2012	24.30	143,752	-	-	143,752
33th	08/30/2006	08/30/2011	08/29/2012	26.97	57,501	-	-	57,501
34th	03/21/2007	03/21/2012	03/20/2013	31.50	207,003	-	-	207,003
35th	03/22/2007	03/22/2012	03/21/2013	31.46	80,500	-	-	80,500
36th	05/14/2008	05/14/2013	05/13/2014	41.41	69,001	-	-	69,001
TOTAL					21,477,749 < /font>	12,318,813 < /font>	6,225,979	2,932,957
(*) Reflects the impact of the change of Unit by ITUB4.

III.II – Change in stock options - Simple Options

	Number	Price (*)
Balance at 12/31/2008	8,322,466	9.41
Options
Impact of change of UNIT by ITUB4	(3,537,002)
Exercised	(1,841,013)
Cancelled	(11,494)
Balance at 06/30/2009	2,932,957	18.57
(*) Weighted average exercise price.

III.III – Exercised options in the period (R$1) - Simple Options

	Number of	Exercise price
Granting	shares	(*)
11th	95,834	7.70
13th	144,173	7.31
16th	133,702	8.55
18th	23,000	10.00
19th	46,000	8.55
21st	2,346	12.20
22nd	153,335	12.09
23rd	38,333	12.19
24th	210,837	13.29
27th	993,453	16.72
TOTAL	1,841,013	10.86
(*) Weighted average value.

III.IV – Bonus Options

Granting	Exercise	Options(ITUB4)
Date	period until	Granted	Exercised	Cancelled	Not exercised
09/03/2007	09/03/2012	697,984	39,674	30,425	627,885
10/03/2007	09/03/2012	7,419	-	7,419	-
02/29/2008	09/03/2012	60,863	-	-	60,863
03/03/2008	03/03/2013	847,366	41,304	30,815	775,247
09/03/2008	09/03/2013	1,004,963	52,269	26,080	926,614
03/06/2009	03/06/2014	1,543,242	121,439	-	1,421,803
06/19/2009	03/06/2014	144,447	-	-	144,447
TOTAL		4,306,284	254,686	94,739	3,956,859

III.V - Change in stock options - Bonus Options

Number
Balance at 12/31/2008	4,456,695
Options
Impact of change of UNIT by ITUB4	(1,894,134)
Granted	1,687,689
Exercised	(254,686)
Cancelled	(38,705)
Balance at 06/30/2009	3,956,859

III.VI – Exercised options in the period (R$1) - Bonus Options

	Number of	Market value
Granting	shares	(*)
1st	39,674	25.59
4th	41,304	25.59
5th	52,269	25.59
6th	121,439	25.60
TOTAL	254,686	25.59
(*) Weighted average value.

IV -	Effect of the option exercise - Itaú and Unibanco

Amount received for the sale of shares – exercised options	137,872
(-) Cost of treasury shares sold	(284,471)
(+) Write-off of cost recognized of exercised options	38,350
Effect on sale (*)	(108,249)
(*) Recorded in revenue reserves.

NOTE 17 – RELATED PARTIES

a)
Transactions between related parties are disclosed in compliance with CVM Resolution No. 560, of December 11, 2008, and CMN Resolution No. 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•	ITAÚSA, the main parent company of ITAÚ UNIBANCO, its controlling companies and non-financial subsidiaries, especially Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•
Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Manoel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO and/or its subsidiaries, and

•
Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco,  Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Classe “A”, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO				ITAÚ UNIBANCO CONSOLIDATED
	ASSETS (LIABILITIES)		REVENUE/(EXPENSES)		ASSETS (LIABILITIES)		REVENUE/(EXPENSES)
			01/01 to	01/01 to			01/01 to	01/01 to
	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Interbank investments	7,233,082	246,505	178,053	18,617	-	-	-	-
Itaú Unibanco S.A.	7,233,082	246,505	178,053	18,617	-	-	-	-
Securities and derivative financial instruments	(1,037)	(1,470)	444	10,249	1,964	1,166	255	1,963

Itaú Unibanco S.A.	(1,037)	(1,470)	444	10,249	-	-	-	-
Duratex S.A.	-	-	-	-	1,869	890	-	1,847
Itautec S.A.	-	-	-	-	95	276	255	116
Negotiation and intermediation of securities	-	-	-	-	-	75,180	-	-
Itaúsa Investimentos S.A.	-	-	-	-	-	74,331	-	-
Duratex S.A.	-	-	-	-	-	849	-	-
Demand deposits	-	-	-	-	(2,874)	(50,306)	-	-
Duratex S.A.	-	-	-	-	(2,683)	(10,325)	-	-
Fundação Itaubanco	-	-	-	-	(186)	(3,072)	-	-
Itautec S.A.	-	-	-	-	(5)	(4)	-	-
ITH Zux Cayman Company Ltd.	-	-	-	-	-	(36,905)	-	-
Repurchase agreements	(861,937)	-	(32,369)	(19,200)	(144,127)	(21,996)	(14,423)	(2,634)
Itaú Unibanco S.A.	(861,937)	-	(32,369)	(19,200)	-	-	-	-
Itaúsa Empreendimentos S.A.	-	-	-	-	(46,570)	-	(2,414)	-
Duratex S.A.	-	-	-	-	(75,653)	(4,005)	(2,051)	(917)
Elekeiroz S.A.	-	-	-	-	(10,880)	(17,281)	(9,115)	(1,462)
Itautec S.A.	-	-	-	-	(10,006)	(280)	(821)	(233)
Seg-Part S.A.	-	-	-	-	(1,018)	(430)	(22)	(22)
Amounts receivable from/payable to related parties	(37,278)	(3,746)	(74,608)	-	(44,201)	-	(74,608)	-
Itaú Corretora	(349)	(189)	-	-	-	-	-	-
Itaúsa Investimentos S.A.	(44,201)	-	(74,608)	-	(44,201)	-	(74,608)	-
Itaú Unibanco S.A.	7,272	(3,557)	-	-	-	-	-	-
Banking service fees	-	-	-	-	-	-	6,775	4,255
Fundação Itaubanco	-	-	-	-	-	-	4,591	2,817
FUNBEP Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	1,248	881
Itaúsa Investimentos S.A.	-	-	-	-	-	-	936	557
Rent expenses	-	-	-	-	-	-	(15,289)	(14,494)
FUNBEP Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	(3,267)	(3,016)
Fundação Itaubanco	-	-	-	-	-	-	(12,022)	(11,478)
Donation expenses	-	-	-	-	-	-	(21,560)	(22,040)
Instituto Itaú Cultural	-	-	-	-	-	-	(21,560)	(22,040)
Data processing expenses	-	-	-	-	-	-	(258,788)	(213,119)
Itautec S.A.	-	-	-	-	-	-	(258,788)	(213,119)
In addition to the aforementioned operations, Itaú Unibanco and non-consolidated related parties, as an integral part of the Agreement for Apportionment of Common Costs of the Itaú Unibanco Group, paid, from January 1 to June 30, 2009, the amount of R$ 5,496 (R$ 5,549 from January 1 to June 30, 2008) in view of the use of the common structure.

b)	Compensation of the Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO officers are as follows:

	06/30/2009	06/30/2008
Compensation	157,606	122,768
Board of Directors	9,113	3,758
Officers	148,493	119,010
Profit sharing	124,825	113,952
Board of Directors	2,064	3,011
Officers	122,761	110,941
Contributions to pension plans	13,935	10,539
Board of Directors	756	514
Officers	13,179	10,025
Stock based compensation - Officers	56,210	-
Total	352,576	247,259

Information related to the granting of stock option plan, benefits to employees and post-employment are detailed in Notes 16e, 19a and 19b, respectively.

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (3)
	BOOK VALUE		MARKET		Results		Stockholders' equity
	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Interbank deposits	19,803,871	11,328,898	19,852,221	11,329,028	48,350	130	48,350	130
Securities and derivative financial instruments	124,744,737	71,308,985	125,086,614	71,493,046	999,980	62,531	341,877	184,061
Adjustment of available-for-sale securities					640,241	(141,196)	-	-
Adjustment of held-to-maturity securities					359,739	203,727	341,877	184,061
Loan, lease and other credit operations	211,575,571	126,491,912	211,428,608	126,420,937	(146,963)	(70,975)	(146,963)	(70,975)
Investments
BM&FBovespa	74,558	74,529	705,893	1,070,580	631,335	996,051	631,335	996,051
BPI	907,827	752,338	846,987	1,121,736	(60,840)	369,398	(60,840)	369,398
Parent company					(60,840)	217,795	(60,840)	217,795
Minority stockholders (1)					-	151,603	-	151,603
Redecard S.A.	1,214,833	244,641	10,145,033	4,840,678	8,930,200	4,596,037	8,930,200	4,596,037
Serasa S.A.	161,224	98,435	521,995	369,664	360,771	271,229	360,771	271,229
Visa Inc.	-	12	-	92,049	-	92,037	-	92,037
Fundings and borrowings (2)	158,618,899	53,757,641	158,630,048	53,717,508	(11,149)	40,133	(11,149)	40,133
Securitization of foreign payment orders	697,461	941,873	683,457	945,778	14,004	(3,905)	14,004	(3,905)
Subordinated debt (Note 10g)	23,270,744	13,188,401	23,609,550	13,257,764	(338,806)	(69,363)	(338,806)	(69,363)
Treasury shares	1,241,245	1,521,582	1,486,820	1,895,442	-	-	245,575	373,860
Total unrealized					10,426,882	6,283,303	10,014,354	6,778,693
(1) The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO.
(2) Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities.
(3) It does not consider the corresponding tax effects.

To obtain the market values for these financial instruments, the following criteria were adopted:

•
Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on July 1, 2009 for floating-rate securities.

•
Securities and derivative financial instruments, according to the rules established by Circulars Nos. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

•
Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedge s as well (swap contracts).

•	Investments - in BPI, Redecard S.A., BM&F Bovespa S.A. and Visa Inc. are determined based on stock market quotations, and in Serasa S.A. are determined based on the last transaction prices.

•
Time and interbank deposits and funds from acceptance and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates and swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on July 1, 2009. The effects of hedge s (swap contracts) are also taken into account.

•
Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

•
Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

•
Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 19 - BENEFITS TO EMPLOYEES

Under the terms of CVM Resolution No. 371, dated December 13, 2000, we present the policies adopted by ITAÚ UNIBANCO and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a)	Supplementary retirement benefits:

ITAÚ UNIBANCO and its subsidiary companies sponsor the following supplementary retirement plans:

Entity	Benefit plan
Supplementary retirement plan - PAC (1)
Franprev benefit plan - PBF (1)
Fundação Itaubanco	002 Benefit Plan – PB002 (1)
Itaulam Basic Plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Citiprevi - Entidade Fechada de Previdência Complementar	Credicard Retirement Plan (1)
(Orbitall/Credicard Itaú/Redecard)	Credicard Supplementary Retirement Plan (2)
Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)
Unibanco pension plan (3)
UBB-PREV - Previdência Complementar	Basic Plan (1)
IJMS plan (1)
Fundação Banorte Manoel Baptista da Silva de Seguridade	Benefit Plan I (1)
Social	Benefit Plan II (1)
(1) Defined benefit plan.
(2) Variable contribution plan.
(3) Defined contribution plan.

The basic purpose of the defined benefit and variable contribution plans is to grant a benefit that, as a life annuity benefit (in case of FUNBEP, PREBEG, PB002 and Credicard, UBB Prev and Banorte, also as survivorship annuities), will supplement the pension paid by social security. In case of the defined contribution plan, the benefit is calculated based on the contributions made and its payment is made for an established period, which does not require actuarial calculation.

All of these plans are closed to new participants. As regards the new employees hired after the closing, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the period, the contributions paid totaled R$ 21,547 (R$ 18,859 from January 1 to June 30, 2008). The contribution rate increases based on the participant’s salary.

b)	Post-employment benefits

ITAÚ UNIBANCO subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 2,933 (R$ 2,996 from January 1 to June 30, 2008). The contribution rate increases based on the beneficiary’s age.

c)	Net amount of assets and actuarial liabilities of the benefit plan
The net assets and actuarial liabilities, which consider the actuarial obligations, calculated in conformity with the criteria established by CVM Resolution No. 371, dated December 13, 2000, are summarized below:

	06/30/2009	06/30/2008
Net assets of the plans	13,314,247	13,331,629
Actuarial liabilities	(11,796,801)	(9,810,280)
Surplus (*)	1,517,446	3,521,349
(*) According to paragraph 49g of the attachment to CVM Resolution No. 371 of December 13, 2000, the net asset was not recognized.

In addition to the reserves recorded by the plans, the sponsors record provisions in the amount of R$ 121,510 (R$ 27,089 at June 30, 2008) (Note 13c) to cover possible actuarial liabilities.

d)	Changes in net assets, actuarial liabilities, and surplus

	01/01 to 06/30/2009			01/01 to 06/30/2008
		Actuarial			Actuarial
	Assets	liabilities	Surplus	Assets	liabilities	Surplus
Present value – beginning of the period	12,775,978	(11,223,791)	1,552,187	12,583,353	(9,440,841)	3,142,512
Adjustments in the period (1)	-	(127,661)	(127,661)	-	-	-
Expected return on assets/ Cost of current service + interest	771,789	(711,828)	59,961	768,194	(582,223)	185,971
Benefits paid	(266,479)	266,479	-	(212,784)	212,784	-
Contributions of sponsors/participants	52,433	-	52,433	29,359	-	29,359
Gains/(losses) in the period (2)	(19,474)	-	(19,474)	163,507	-	163,507
Present value – end of the period	13,314,247	(11,796,801)	1,517,446	13,331,629	(9,810,280)	3,521,349
(1) Effect corresponding to the reclassification of the option of former employees.
(2) Gains/(losses) in assets correspond to the actual earnings obtained above (below) the expected return rate of assets.

e)	Main assumptions used in actuarial evaluation

Discount rate	10.24% p.a.
Expected return rate on assets	12,32 % p.a.
Mortality table (1)	AT-2000
Turnover (2)	Itaú Exp. 2003/2004
Future salary growth	7,12 % p.a.
Growth of the pension fund and social security benefits	4,00 % p.a.
Inflation	4,00 % p.a.
Actuarial method	Projected Unit Credit (3)
(1)
The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables.

(2)	The turnover assumption is based on the effective experience of ITAÚ UNIBANCO, resulting in an average of 1.2% p.a. based on 2003/2004 experience.
(3)
Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

NOTE 20 – INFORMATION ON FOREIGN SUBSIDIARIES

													Unibanco	Other foreign
	Foreign branches (1)		Banco Itaú Argentina S.A. (2)		Itaú Europa Consolidated (3)		Itau Bank, Ltd. Consolidated (4)		Consolidated Chile (5)		Consolidated Uruguay (6)		Companies (7)	companies (8)		Foreign consolidated (9)
	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Assets
Current and long-term receivables
Cash and cash equivalents	891,026	485,020	107,542	84,301	1,153,076	120,961	158,702	102,525	450,867	252,291	426,789	569,984	2,693,437	303,093	94,854	4,171,400	1,326,876
Interbank investments	13,511,494	7,870,738	304,029	213,897	3,848,099	4,037,629	4,850,192	1,796,098	13,336	268,100	447,347	356,405	1,278,778	22,897	11,996	17,483,531	9,995,671
Securities	19,911,234	9,201,530	306,045	115,410	1,096,835	1,532,142	3,210,817	2,771,350	2,146,762	1,302,921	473,005	80,001	882,615	32,917	28,510	25,342,382	13,838,999
Loan, lease and	9,425,677	7,427,332	1,147,078	1,321,851	5,680,054	4,479,051	279,293	269,138	7,826,087	6,149,599	1,117,676	1,038,863	952,641	-	326,884	26,305,068	20,631,245
Prepaid expenses	11,929	14,524	1,401	1,087	22,320	12,711	85	62	16	8,945	1,256	6,452	1,118	911	321	39,048	44,112
Other assets	1,824,744	988,918	357,105	371,846	13,404,837	306,820	1,251,924	967,061	667,394	239,625	615,809	53,822	398,762	460,421	182,603	18,100,735	2,892,662

Permanent assets
Investments	153,612	-	5,174	6,824	468,374	388,680	42,322	34,014	1,075	664	326	309	154,152	903,888	403,496	917,553	760,580
BPI	-	-	-	-	462,992	383,692	-	-	-	-	-	-	-	444,835	368,646	907,827	752,338
Other investments	153,612	-	5,174	6,824	5,382	4,988	42,322	34,014	1,075	664	326	309	154,152	459,053	34,850	9,726	8,242
Fixed and intangible assets	31,123	18,867	56,161	34,114	234,808	216,684	-	-	164,876	114,364	23,506	22,301	23,470	4,156	3,356	538,168	409,685

Total	45,760,839	26,006,929	2,284,535	2,149,330	25,908,403	11,094,678	9,793,335	5,940,248	11,270,413	8,336,509	3,105,714	2,128,137	6,384,973	1,728,283	1,052,020	92,897,885	49,899,830

Liabilities

Current and long-term liabilities
Deposits	14,780,106	7,330,021	1,557,688	1,769,691	7,799,495	6,145,811	2,892,582	2,069,549	7,209,930	5,046,721	2,434,175	1,587,119	2,142,174	52,589	57,848	30,137,261	18,819,873
Demand deposits	3,301,026	1,241,576	420,099	395,412	2,612,580	1,092,496	1,117,184	478,659	1,131,786	871,099	1,203,454	845,649	1,067,462		-	8,262,544	4,119,263
Savings deposits	-	-	392,835	304,474	-	-	-	-	-	-	802,062	449,296	680,361	-	-	1,875,259	753,770
Interbank deposits	1,090,422	24,953	15,942	131,556	1,557,483	1,614,818	405,744	802,552	13	28	9,656	26,288	128,288		-	1,037,188	811,143
Time deposits	10,388,658	6,063,492	728,812	938,249	3,629,432	3,438,497	1,369,654	788,338	6,078,131	4,175,594	419,003	265,886	266,063	52,589	57,848	18,962,270	13,135,697
Deposits received under securities repurchase agreements	3,432,983	464,420	224,725	67,553	-	157,212	1,381,096	652,747	207,963	173,245	-	-	-	-	-	3,742,838	1,357,973
Funds from acceptance and issuance of securities	2,421,157	835,320	-	-	1,838,452	2,115,651	2,071,855	520,522	438,309	800,247	-	-	-	-	-	6,727,120	4,268,269
Borrowing	10,179,387	7,595,127	10,742	1,368	1,218,185	994,628	5	28	1,088,951	845,968	15,007	12,950	35,886	7,754	6,360	12,401,405	9,454,663
Derivative financial instruments	1,133,566	1,235,167	801	964	174,175	146,825	759,908	582,967	437,338	209,370	-	-	14,849	-	-	1,365,996	1,243,932
Technical provisions for insurance, pension plan and capitalization	-	-	-	-	-	-	-	-	3,857	-	-	-	-	-	-	3,857	-
Other liabilities	4,284,364	2,421,353	292,034	136,352	13,267,884	525,129	1,560,015	1,080,692	466,607	300,874	356,904	292,563	144,581	471,632	22,871	19,899,250	4,330,303

Deferred income	2,713	4,284	-	-	9,942	7,922	460	492	232	177	-	-	4,941	-	16	18,287	12,890

Minority interest in subsidiaries	-	-	-	-	151	135	-	-	118	80	(16)	16	-	11	5	292	16,645

Stockholders’ equity
Capital and reserves	9,084,554	5,964,854	187,379	170,145	1,606,017	991,079	1,103,723	1,066,984	1,342,478	911,702	291,574	218,867	3,937,873	1,182,104	936,732	17,929,144	10,172,482
Net income	442,009	156,383	11,166	3,257	(5,898)	10,286	23,691	(33,733)	74,630	48,125	8,070	16,622	104,669	14,193	28,188	672,435	222,800

Total	45,760,839	26,006,929	2,284,535	2,149,330	25,908,403	11,094,678	9,793,335	5,940,248	11,270,413	8,336,509	3,105,714	2,128,137	6,384,973	1,728,283	1,052,020	92,897,885	49,899,830

Statement of Income

Income from financial operations	1,096,897	769,002	155,609	121,583	334,347	243,237	162,303	60,713	358,957	352,111	49,435	562,305	249,680	6,873	9,254	2,186,807	2,056,210
Expenses on financial operations	(587,342)	(586,847)	(45,660)	(53,199)	(282,404)	(165,926)	(122,959)	(66,713)	(116,958)	(190,025)	(6,728)	(507,954)	(108,588)	(1,216)	(277)	(1,221,408)	(1,509,623)
Result of allowance for loan losses	(63,329)	(9,401)	(14,805)	(3,277)	(6,207)	(8,526)	-	4	(84,237)	(39,605)	(2,832)	(1,182)	(11,511)	-	5	(182,921)	(61,982)
Gross income from financial operations	446,226	172,754	95,144	65,107	45,736	68,785	39,344	(5,996)	157,762	122,481	39,875	53,169	129,581	5,657	8,982	782,478	484,605
Other operating revenues/expenses	7,956	(17,673)	(71,182)	(62,184)	(34,292)	(50,365)	(7,185)	(15,309)	(68,233)	(71,542)	(31,182)	(37,935)	(6,771)	15,592	29,214	(19,067)	(233,201)
Operating income	454,182	155,081	23,962	2,923	11,444	18,420	32,159	(21,305)	89,529	50,939	8,693	15,234	122,810	21,249	38,196	763,411	251,404
Non-operating income	2,163	1,328	599	1,964	13	-	-	-	(603)	3,694	5,803	2,999	608	(215)	117	8,295	10,031
Income before taxes on income and profit sharing	456,345	156,409	24,561	4,887	11,457	18,420	32,159	(21,305)	88,926	54,633	14,496	18,233	123,418	21,034	38,313	771,706	261,435
Income tax	(14,336)	(26)	(9,662)	(147)	(14,114)	(4,562)	(762)	(1,118)	(14,288)	(6,498)	(6,426)	(1,611)	(18,749)	(3,666)	(5,476)	(81,405)	(19,438)
Statutory participation in income	-	-	(3,733)	(1,483)	(3,240)	(3,572)	(7,706)	(11,310)	-	-	-	-	-	(3,175)	(4,649)	(17,856)	(21,014)
Minority interest in subsidiaries	-	-	-	-	(1)	-	-	-	(8)	(10)	-	-	-	-	-	(10)	1,817

Net income (loss)	442,009	156,383	11,166	3,257	(5,898)	10,286	23,691	(33,733)	74,630	48,125	8,070	16,622	104,669	14,193	28,188	672,435	222,800
(1)	Itaú Unibanco S.A. - Grand Cayman, New York, Tokyo and Nassau Branches, Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. - Uruguay branch, Itaú Unibanco Holding S.A. - Grand Cayman Branch;
(2)	New company’s name of Banco Itaú Buen Ayre S.A., approved by Banco Central de La Republica Argentina on 07/24/2008.
(3)
BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú Europa Luxembourg Advisory Holding Company S.A., Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A., BIEL Fund Management Company S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Bie Bank & Trust Bahamas Ltd., and only on 06/30/2009 Itaú Europa Securities Inc., Itaú Madeira Investimentos, SGPS, Ltda, BIE Directors, Ltd, BIE Nominees, Lda, Brazcomp 1 Limited, and Fin Trade;

(4)	BFB Overseas N.V., BFB Overseas Cayman, Ltd., Itau bank Ltd., ITB Holding Ltd., Jasper International Investiment LLC;
(5)
Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda, and only on 06/30/2009 Itaú Chile Compañia de Seguros de Vida S.A.;

(6)	ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A, only on 06/30/ 2008, Itaú Uruguay Directo S.A., and only on 06/30/2009, Unión Capital AFAP S.A;
(7)
Interbanco S.A., Unibanco - União Bancos Brasil. (Luxembourg) S.A., Unibanco Cayman Bank Ltd., Unicorp Bank & Trust Ltd., Unibanco Securities, Inc, UBB Holding Company, Inc., Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd., Unipart B2B Investments, S.L., Tarjetas Unisoluciones S. A. de Capital Variable, Rosefield Finance Ltd., Proserv - Promociones Y Servicios S.A. de C. V., UBT Finance S.A, and Unibanco Grand Cayman Branch;

(8)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Itaú Asset Management S.A., Sociedad Gerente de Fondos Comunes de Inversión, Zux Cayman Company Ltd., Zux SGPS, Lda,, Agate SARL, Topaz Holding Ltd., Itaú USA Inc, Itaú International Investment LLC, ITrust Servicios Financieros S.A., Albarus S.A., Banco Del Paraná S.A., Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation, Spinel Corporation, Tanzanite Corporation, Itaú Sociedad de Bolsa S.A., Peroba Ltd., Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaú USA Securities, Inc., and Itaú Middle East Securities Limited;

(9)	Information on foreign consolidated presents balances net of eliminations from consolidation.

NOTE 21 – RISK MANAGEMENT

Risk management is considered an essential tool for optimizing the use of capital and selecting the best business opportunities, in order to obtain the best risk and return ratio for its stockholders, being performed by Itaú Unibanco through its Management Committees. The risk appetite management is centralized in one of these committees, being responsible for releasing general policies and the consolidated risk assessment, whereas the operational management is carried out by committees specific to each type of risk that establish parameters to be followed by the business areas, which in turn are monitored independently by the control area.

This process is continuous, permanently reviewed and supports the Group’s strategies.

Further details on the risk control process can be found on the website (http://www.itauri.com.br), in the following route Corporate Governance/Risk Management.

I – Market Risk

This is the risk associated with the probability that a variation in the value of assets and liabilities, caused by uncertainties about changes in prices and market rates, incurs losses for the company.

The risk control process starts with the setting of limits, approved by the Financial Risk Management Committee, responsible for the market risk management, based on the risk appetite and financial capacity of each main unit. The market risk is controlled by the centralized risk control area, which carries out daily measurement, assessment and reporting activities by means of control units set in the Legal Entities.

Additionally, it carries out the monitoring, assessment and consolidated reporting of market risk information, aiming at providing input for the Management Committee’s follow-up and compliance with the Brazilian regulatory body.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at ITAÚ UNIBANCO.

Value at Risk (VaR)

The risk assessment process quantifies the exposure to and the appetite for risk using the risk limits based on statistical criteria (VaR Statistical: level of confidence at 99% - is a statistical measure that estimates the expected potential maximum economic loss under regular market conditions, taking into consideration the time period and confidence level), Stress simulations (Var Stress – is a measure that estimates the loss under extreme market conditions based on stress scenarios) and allocated economic capital.

The transactions of commercial bank activities and strategic positions are managed using assessments of economic risk and simulations of accounting exposures Directional trading operations (operations aimed at finding the best market options, in order to take advantage of imperfections in the definition of prices and rates, in relation to the company's expectations), performed by proprietary desks, are mainly controlled by VaR Stress measures and loss prevention limits.

The limits and exposure to market risks are relatively low as compared to the company’s stockholders’ equity, according to the diversified management of risks. In June 2009 the Total VaR Global of ITAÚ UNIBANCO was R$ 193 million (R$ 279 million in March 2009).

Susceptibility of portfolio in relation to market risk factors

In compliance with CVM Instruction No. 475 of December 17, 2008, Itaú Unibanco carried out a sensitivity analysis by market risk factors considered relevant to which the group was exposed at June 30, 2009 (Note 7j). Each market risk factor was subject to a sensitivity level, with shocks at approximately 25% (scenario I) and approximately 50% (scenario II), and the biggest losses arising, by risk factor, in each scenario, were stated in result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO exposure in derivatives under exceptional scenarios.

In accordance with the operations classification criteria set forth in BACEN Resolution No. 3,464/07 and Circular No. 3,354/07 and in the New Capital Accord – Basel II, the analysis was fully applied to the trading and banking portfolios, which exposures will have significant impacts on the company’s current result.

The outcome of the sensitivity analysis, with correlation effects among the risk factors in the trading portfolio and net of tax effects, points out to a mark-to-market sensitivity of R$ 683 million and R$ 1,449 million for those scenarios with variations of 25% and 50%, respectively. In the consolidated portfolio (trading + banking), sensitivity is R$ 1,820 million and R$ 3,518 million for those scenarios with variations of 25% and 50%, respectively.

The sensitivity analyses shown above do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses.

The method, parameters and assumptions are in the Management Discussion and Analysis Report (http://www.itauri.com.br).

Itaú Unibanco’s Market Risk Management Policy, based on BACEN’s guidelines and the Basel Committee’s concepts, is a set of principles that drive its strategy towards control and management of market risk of all Business Units and Legal Entities of the Group. It is in the website (http://www.itauri.com.br) in the route: Corporate Governance/Regulations and Policies/Market Risk Management Policy.

II – Credit Risk

This is the risk of a debtor or borrower failing to fulfill the financial obligations of any agreement with the organization, or alternatively, failing to fulfill any agreed-upon provisions.

ITAÚ UNIBANCO’s management is performed with the objective of maximizing the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to the market segments in which it is operating. The strategy is aimed at creating value to its stockholders at levels higher than the minimum return value adjusted to risk.

ITAÚ UNIBANCO establishes its credit policy based on internal factors, such as the client rating criteria and the portfolio development analysis, the registered default levels, the incurred return rates, the portfolio quality and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, consumption increase/decrease.

ITAÚ UNIBANCO’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities. In retail, decisions are made based on scoring models that are continuously followed up by evaluating the result of their application in groups to which credits were granted. In wholesale, the several committees are subordinated to the Management Committee, responsible for the credit risk management through a structure of approval levels that ensures the detailed observation of transaction risk, as well as the necessary timing and flexibility of its approval.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO determines a provision level commensurate with the risk incurred in each operation through analyses that consider the aspects which determine the client’s credit risk. For each operation, the assessment and rating of the client/economic group, the operation rating, and status of the operation default are taken into account.

Additionally, ITAÚ UNIBANCO recognizes a provision to cover possible additional losses that may arise due to any reversal of the economic cycle. This provision is usually recognized based on the company’s historic default cycle. In view of the worsened economic scenario in the 4th quarter of 2008, the default cycle used for calculating the additional provision was widened to include the expected effects of the new scenario.

The set of exposures, probabilities of default and the expected recovery of transactions are included in a capital model that calculates for extreme situations the Group’s capital requirement at a safety level of 99.99%.

III – Operational Risk

It is defined as the possibility of occurring losses resulting from flaw, deficiency or inadequacy of internal processes, people and systems, or external events.

The increasing sophistication of banking business environment and the development of technology make the risk profiles of organizations more complex, clearly outlining this operational risk class, which management is not a new practice, but requires now a specific structure, different from those traditionally adopted for credit and market risks.

In line with the principles of CMN Resolution No. 3,380, of June 29, 2006, ITAÚ UNIBANCO formulated a policy on operational risk management, approved by its Audit Committee and ratified by its Board of Directors, to be followed by its local and foreign subsidiaries.

The policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to management in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, monitoring, control, mitigation and communications related to operational risks, and the roles and responsibilities of the bodies that participate in this structure.

The Central Bank of Brazil's legislation compelling financial institutions to allocate capital for operating capital for operating risk came into effect as from July 1, 2008. Itaú Unibanco opted for the use of the Alternative Standardized Approach.

In addition to this structure, ITAÚ UNIBANCO uses the managerial model of economic assessment by business line with the quantification of operational risks incurred through statistical models that enables the recognition of a provision for expected losses and capital allocation for unexpected losses (VaR at a confidence level of 99.9%).

The description of the structure for the operational risk management is available on the website (http://www.itauunibancori.com.br), in the route: Corporate Governance/Regulations and Policies/Operating Risk Management Policy.

IV – Liquidity Risk

It is the risk of the company not having sufficient liquidity to meet its financial obligations, as a result of the mismatching of terms or volumes between scheduled receipts and payments.

For managing cash liquidity in local and foreign currency, the company makes assumptions about future disbursements and receipts, based on statistical and economic and financial models, daily monitored by the control and liquidity management areas. As part of the daily controls, limits for minimum cash and liabilities concentration are established to anticipate actions to ensure comfortable and profitable cash levels.

V – Subscription Risk

It is the risk of variation in actuarial assumptions used in insurance, pension plan and capitalization products, which may cause changes in the reserves required for such products.

Analogous to Basel II, the International Association of Insurance Supervisors (IAIS) instructs that insurance companies should have a risk management system to supplement the system of minimum capital and solvency margin.

ITAÚ UNIBANCO has been using models for managing its insurance operations since 2006 and anticipated the capital allocation legislation, SUSEP Resolution No. 178, which privileges institutions to adopt the internal modes of risk management. The comprehensiveness of internal models goes beyond the lines set forth by the regulatory body, and practically includes the whole universe of insurance-related products.

NOTE 22 – ADDITIONAL INFORMATION

a)
Insurance policy - ITAÚ UNIBANCO and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee its valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – the balances in Reais linked to foreign currency were:

	06/30/2009	06/30/2008
Permanent foreign investments	18,601,579	10,395,282
Net amount of other assets and liabilities indexed to foreign currency,
including derivatives	(30,802,068)	(17,631,014)
Net foreign exchange position (*)	(12,200,489)	(7,235,732)
(*)	If the participation of other stockholders in Banco Itaú Europa S.A. were not considered, the net foreign exchange position would amount to R$ (8,025,138) at 06/30/2008.

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)
Investment funds and managed portfolios – ITAÚ UNIBANCO, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Investment funds	245,483,126	183,069,477	245,483,126	183,069,477	1,696	1,241
Fixed income	219,724,069	157,715,765	219,724,069	157,715,765	1,392	1,085
Shares	25,759,057	25,353,712	25,759,057	25,353,712	304	156
Managed portfolios	121,029,832	74,212,003	59,125,686	34,956,319	10,608	9,971
Customers	65,160,762	51,975,267	46,154,019	26,655,566	10,532	9,921
Itaú Group	55,869,070	22,236,736	12,971,667	8,300,753	76	50
TOTAL	366,512,958	257,281,480	304,608,812	218,025,796	12,304	11,212
(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Funds of consortia

	06/30/2009	06/30/2008
Monthly estimate of installments receivable from participants	35,525	27,551
Group liabilities by installments	2,116,784	1,360,177
Participants – assets to be delivered	2,026,401	1,199,087
Funds available for participants	255,155	220,045
(In units)
Number of managed groups	663	654
Number of current participants	115,649	94,304
Number of assets to be delivered to participants	64,754	40,871

e)
Fundação Itaú Social - ITAÚ UNIBANCO and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Itaú Social Program”; and 3) providing food and other similar benefits to the employees of ITAÚ UNIBANCO and other companies of the group.

Donations made by the consolidated companies totaled R$ 241 in the period, and the Foundation’s social net assets totaled R$ 484,092 at June 30, 2009. The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)
Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 21,560 (R$ 22,040 from 01/01 to 06/30/2008).

g)
Instituto Unibanco - ITAÚ UNIBANCO and subsidiaries sponsor Instituto Unibanco, an institution whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly or supplementarily, through the civil society’s institutions.

h)
Instituto Unibanco de Cinema  - ITAÚ UNIBANCO and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen art films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil. During the period from January 1 to June 30, 2009, the consolidated companies donated the amount of R$ 608.

i)
Associação Classe “A” - ITAÚ UNIBANCO and is subsidiaries sponsor Associação Classe “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to June 30, 2009, the consolidated companies donated the amount of R$ 300.

j)
Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Minority interest in subsidiaries

	Stockholders’ equity		Results
			01/01 to	01/01 to
	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Unibanco Participações Societárias S.A. (Note 2b)	1,091,662	-	(31,501)	-
Itau Bank, Ltd. (1)	773,070	631,834	-	-
Banco Itaú Europa S.A. (Note 2b)	-	815,600	-	22,396
Redecard S.A. (Note 2a)	677,136	-	(337,801)	-
Itaú BBA Participações S.A. (Note 15a I)	-	260,902	-	(31,072)
Itaú XL Seguros Corporativos S.A.	115,036	109,828	(11,100)	(10,943)
Miravalles Empreendimentos e Participações S.A. (2)	106,347	93,049	(4,729)	(2,149)
Três "B" Empreendimentos e Participações Ltda. (3)	73,083	65,237	(5,546)	(2,871)
Itaú Gestão de Ativos S.A. (4)	60,602	61,279	(782)	(326)
Investimentos Bemge S.A. (5)	16,490	16,297	(550)	(407)
Biogeração de Energia S.A.	28,156	-	(2,652)	-
Other	180,790	60,938	(8,426)	(2,054)
Total	3,122,372	2,114,964	(403,087)	(27,426)
(1)
Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a.;

(2)	Parent company of Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento;
(3)	Indirect subsidiary of Cia. Itaú de Capitalização;
(4)	Indirect subsidiary of Itaú Vida e Previdência S.A.;
(5)	Indirect subsidiary of Banco Itaucard S.A.

l)	Exclusion of nonrecurring effects net of tax effects

	01/01 to	01/01 to
	06/30/2009	06/30/2008
Sale of investments (*)	211,652	190,318
Visa Inc. and Visa Net	211,652	93,101
Mastercard, Inc.	-	54,756
BM&FBovespa	-	42,461
Provision for contingencies – economic plans	(109,819)	(118,186)
Sale and adjustment to market value of shares of Banco Comercial Português S.A. held by BPI	-	(34,480)
Amortization of goodwill (Note 2a)	(506,483)	(10,856)
Total	(404,650)	26,796
(*) The gross amount of disposals is recorded in nonoperating income.

m)
Reclassifications for comparison purposes – The Company reclassified the balances as of June 30, 2009, for financial statements comparison purposes, in view of regrouping of following headings: in the Balance Sheet, the reclassification of Acquisition of Right to Credit Payroll and Prepaid Expenses Related to Partnerships to Intangible Assets, of operation costs incurred from Prepaid Expenses to Subordinated Debt, the reclassification of Leasehold Improvements from Deferred Charges to Fixed Assets, and the reclassification of Customers Portfolio and Software from Deferred Charges to Intangible Assets, in order to comply with the requirements of Law No. 11,638, of December 28, 2007; and the reclassification of operations with credit card issuing banks, from Other Receivables – Credit Card Operations and Other Liabilities – Credit Card Operations; and the reclassification of Reinsurance operations from Technical Provisions of Insurance, Pension Plan and Capitalization to Other Receivables and Other Assets, in order to comply with SUSEP requirements. In the Statement of Income, the reclassification of amounts related to recovery of interbank costs in Income from Bank Charges and Other Administrative Expenses to Other Operating Expenses, based on recent changes to the by-laws and regulation of the Interbank Payment Chamber (CIP); and in view of the change in the criteria to distribute the effects of foreign exchange variation on foreign investments (Note 2b).

			Reclassified
	Prior disclosure	Reclassification	balances
CURRENT ASSETS AND LONG-TERM RECEIVABLES	340,002,006	(368,870)	339,633,136
OTHER RECEIVABLES	42,595,336	1,878,804	44,474,140
Income receivable	1,033,777	(398,286)	635,491
Transactions with credit card issuers	-	1,829,101	1,829,101
Insurance premiums receivable	886,557	(886,557)	-
Receivables from insurance and reinsurance operations	-	1,336,468	1,336,468
Other	19,271,414	(1,922)	19,269,492
OTHER ASSETS	5,150,549	(2,244,755)	2,905,794
Prepaid expenses	4,864,326	(2,436,146)	2,428,180
PERMANENT ASSETS	3,868,144	2,407,860	6,276,004
FIXED ASSETS	1,870,111	343,341	2,213,452
Real estate in use	2,262,184	553,670	2,815,854
(Accumulated depreciation)	(4,039,789)	(210,329)	(4,250,118)
DEFERRED CHARGES	733,863	(733,863)	-
Organization and expansion expenditures	1,189,355	(1,189,355)	-
(Accumulated amortization)	(455,492)	455,492	-
INTANGIBLE ASSETS	-	2,798,382	2,798,382
Rights for acquisition of payrolls	-	2,015,258	2,015,258
Other intangible assets	-	1,028,288	1,028,288
(Accumulated amortization)	-	(245,164)	(245,164)
TOTAL ASSETS	343,870,150	2,038,990	345,909,140

CURRENT AND LONG-TERM LIABILITIES	311,343,322	2,038,990	313,382,312
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	26,636,810	543,289	27,180,099
OTHER LIABILITIES	68,025,662	1,495,701	69,521,363
Credit card operations	7,830,344	1,498,620	9,328,964
Subordinated debt	12,559,486	(2,919)	12,556,567
TOTAL LIABILITIES	343,870,150	2,038,990	345,909,140

STATEMENT OF INCOME
INCOME FROM FINANCIAL OPERATIONS	17,796,964	3,038,821	20,835,785
Loan, lease and other credit operations	11,169,142	2,176,726	13,345,868

Securities and derivative financial instruments	4,757,842	824,047	5,581,889
Compulsory deposits	458,989	38,048	497,037
EXPENSES ON FINANCIAL OPERATIONS	(5,919,975)	(3,066,982)	(8,986,957)
Money market	(4,832,467)	(2,391,889)	(7,224,356)
Borrowings and onlending	(95,065)	(675,093)	(770,158)

INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	11,876,989	(28,161)	11,848,828
RESULT OF ALLOWANCE FOR LOAN LOSSES	(3,221,313)	(23,219)	(3,244,532)
Expense for allowance for loan losses	(3,764,264)	(23,219)	(3,787,483)
GROSS INCOME FROM FINANCIAL OPERATIONS	8,655,676	(51,380)	8,604,296
OTHER OPERATING REVENUES (EXPENSES)	(2,429,481)	51,704	(2,377,777)
Banking service fees	4,158,026	(110,459)	4,047,567
Receipt	488,691	(119,299)	369,392
Other	557,651	8,840	566,491
Personnel expenses	(2,968,681)	(2,431)	(2,971,112)
Other administrative expenses	(3,210,449)	152,561	(3,057,888)
Tax expenses	(1,120,681)	(4,054)	(1,124,735)
Equity in earnings of affiliates	(20,483)	29,662	9,179
Other operating revenues	260,034	(11,492)	248,542
Other operating expenses	(1,141,472)	(2,083)	(1,143,555)
NON-OPERATING INCOME	289,076	2,646	291,722
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	6,515,271	2,970	6,518,241
INCOME TAX AND SOCIAL CONTRIBUTION	(1,964,388)	(2,970)	(1,967,358)
Due on operations for the period	(2,012,603)	2,074	(2,010,529)
Related to temporary differences	48,215	(5,044)	43,171
NET INCOME	4,084,165	-	4,084,165

n)	Laws Nos. 11,638 and 11,941

Laws Nos. 6,404/76, of December 15, 1976, and 6,385, of December 7, 1976, were amended by Law No. 11,638, on December 28, 2007, and Law No. 11,941, of May 27, 2009, on aspects related to accounting practices, preparation and disclosure of financial statements, effective as from January 1, 2008. The law sets forth that the rules issued by CVM shall be prepared in conformity with international accounting standards.

Main changes arising from the Law are already included in these financial statements, including CVM regulations that do not conflict with those of BACEN, such as: disclosure on related parties, transaction costs, and premium on issuance of securities, statement of added value, and share-based payment.

However, the standards below still await BACEN’s regulation to come into effect:

•	Effects on changes in foreign exchange rates and conversion of financial statements;

•	Adjustment to present value of long-term asset and liability operations, and of significant short-term operations;

Report of Independent Auditors

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.
(formerly Itaú Unibanco Banco Múltiplo S.A.)

1
We have audited the accompanying balance sheets of Itaú Unibanco Holding S.A. (Bank) and of Itaú Unibanco Holding S.A. and its subsidiaries (Consolidated) at June 30, 2009 and 2008 and the related statements of income, of changes in stockholders’ equity, of cash flows and of value added for the six-month periods then ended, as well as the related consolidated statements of income, of cash flows and of value added corresponding to the six-month periods ended June 30, 2009 and 2008. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements.

2
We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3
In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. (Bank) and of Itaú Unibanco Holding S.A. and its subsidiaries (Consolidated) at June 30, 2009 and 2008 and the results of its operations, the changes in stockholders’ equity, its cash flows and the value added corresponding to the six-month periods then ended, as well as the consolidated results of operations, of cash flows and value added for the six-month periods ended June 30, 2009 and 2008, in accordance with accounting practices adopted in Brazil.

São Paulo, August 10, 2009

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

ITAÚ UNIBANCO HOLDING S.A.
CNPJ. 60.872.504/0001-23	A Listed Company	NIRE. 35300010230
SUMMARY OF THE AUDIT COMMITTEE REPORT

Introduction

According to its Charter (available on website http://www.itau.com.br – Investor Relations), the Committee is responsible for the quality and integrity of the financial statements of the Itaú Unibanco Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by the independent and the internal auditors, and the quality and effectiveness of the internal controls and risk management systems of the Conglomerate.  The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

Committee Activities

The Committee met fifteen times in the period from January to July 2009 and on a further two occasions in early August.  At these recent work sessions, the Committee analyzed the financial statements as of June 30, 2009 and approved the Audit Committee Report on the activities carried out in the first half of 2009, and this Summary.

Risk Management System

During the first half of 2009, the Committee met with the Risk Control Director and assessed aspects related to risk management and control in the Conglomerate, emphasis being placed on credit, liquidity and market risks.
The Committee has also been monitoring the efforts of Itaú Unibanco to converge Basel II recommendations with the development of the Company’s internal risk management models, which should result in better controls in the integrated management of the businesses.

In the Audit Committee’s view, the structure and the actions taken to manage risks, are well established and conveniently directed in general aspects.

Internal Control System and Compliance with the Legislation, Regulatory Requirements and the Internal Policies and Procedures

During the first half of 2009, the Conglomerate dealt with the final requirements of Section 404 of the Sarbanes-Oxley Act, in order to meet the deadline determined by the US Law and filing the Annual Report (Form 20-f) with the US Securities and Exchange Commission (SEC).   In June 2009 the external audit attested that the Conglomerate kept effective internal controls, in all material respects, over the preparation of the financial statements as of December 31, 2008.

As part of the program for evaluating the Internal Accounting Controls pursuant to Section 404 of the Sarbanes-Oxley Act, the Committee monitored the assessment of the Entity Level Controls of Itaú Unibanco Holding S.A..

It was noted that in the course of the Itaú-Unibanco integration process, control structures were reinforced. The relevant issues are now being discussed in a corporate level and the main management posts have been inserted in the holding company organization chart. In this context, the Internal Controls and Compliance areas have been expanded with the focus on operating quality and independence.

The work carried out by the Internal Audit and the reports prepared by the external auditors and by the Legal Compliance did not mention deficiencies in the compliance with the legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of Itaú Unibanco.

In the Audit Committee’s view, taking into consideration the Management’s efforts, Itaú Unibanco’s internal control system is being continually streamlined.  The actions already carried out as well as those in progress are appropriate to the size and complexity of the operations.

External Audit

The Committee has a regular channel of communication with the external auditors to extensively discuss the results of their work and relevant accounting aspects, thus enabling the Committee’s members to form a well-based opinion as to the integrity of the financial statements and of the financial reports.

The Committee assesses as fully satisfactory the amount and the quality of the information provided by PricewaterhouseCoopers, which supports its opinion on the integrity of the financial statements. The Committee did not identify any situations that could affect the objectivity and independence of the external auditors.

Internal Audit

During the course of the first half of 2009, the Committee monitored the process of integration of the internal audit activities of Itaú and Unibanco, involving the structuring of the new team, the training of professionals and the new organization, which it deems as appropriate in relation to the size of the Itaú Unibanco Financial Conglomerate.

The Committee evaluates the coverage and quality of the work performed by the internal auditors as positive. The results presented during the Committee’s work sessions did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Consolidated Financial Statements

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published in conjunction with the consolidated financial statements, as well as discussed the subject with PricewaterhouseCoopers and executives from the Organization.

An evaluation was also made of the relevant accounting practices used by the Itaú Unibanco Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with the generally accepted accounting principles, the Brazilian Corporate Law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados and Superintendência de Seguros Privados.

During the first half of 2009, the Committee also examined the aspects considered material for the preparation of the financial statements as of December 31, 2008, filed with the US Securities and Exchange Commission (SEC) in June 2009. The Audit Committee considers that the Conglomerate followed all procedures established by the US legislation for the preparation of financial statements in accordance with the United States generally accepted accounting principles.

Recommendations

Regular meetings were held with the Chairman of the Board of Directors and the Chief Executive Officer of Itaú Unibanco. During those meetings the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities.

During the first half of 2009, the Committee monitored the implementation of the recommendations submitted to and accepted by Management.

Conclusion

This Committee, based on the activities undertaken since its inception and with due consideration to its responsibilities and to the natural limitations of the scope of its activities, recommends to the Board of Directors the approval of the audited financial statements of Itaú Unibanco Holding  S.A., as of June 30, 2009.

São Paulo, August 10, 2009.

The Audit Committee

Gustavo Jorge Laboissière Loyola - President

Alcides Lopes Tápias

Eduardo Augusto de Almeida Guimarães

Guy Almeida Andrade – Financial Expert

Tereza Cristina Grossi Togni – Financial Expert

ITAÚ UNIBANCO HOLDING S.A.
CNPJ. 60.872.504/0001-23	Public company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. (new name of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A., approved at the Extraordinary Stockholders’ Meeting of April 24, 2009 and awaiting approval by the Central Bank of Brazil), having reviewed the financial statements for the period from January to June 2009, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo, August 10, 2009.

IRAN SIQUEIRA LIMA
President

ALBERTO SOZIN FURUGUEM
Member

ARTEMIO BERTHOLINI
Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Itaú Unibanco Holding S.A.
(Registrant)

Date: December 22, 2009	By:	/s/ Alfredo Egydio Setubal
		Name:	Alfredo Egydio Setubal
		Title:	Investor Relations Officer

By:	/s/ Silvio Aparecido de Carvalho
	Name:	Silvio Aparecido de Carvalho
	Title:	Chief Financial Officer